Annual Report www.energyvault.com © 2024 Energy Vault, Inc. All Rights Reserved Energy Vault Holdings, Inc.

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www.energyvault.com 2 Dear Shareholders, In 2023, our second year as a public company and our second year of revenue recognition, Energy Vault executed on its first 1.7 gigawatt hours+ of energy storage projects, demonstrating our ability to deliver on customer agreements executed just the year before in 2022 on time, on budget, and under very aggressive timelines required by our customers. Approximately 725 megawatt hours achieved substantial completion within 2023. In the process, we reported 2023 revenue of $341.5 million, up 134% year-over-year in growing faster than any other company in the energy storage industry. In addition, our team marked significant commercial achievements and signed strategic partnerships to solidify our position as a leading innovator in the renewable energy storage industry. Our success is a reflection of the strong global demand for tailored solutions to meet short, long, and ultra-long duration energy storage needs combined with our team’s leading innovation, passion to serve customers, and strong project execution and delivery capabilities. Since the beginning of 2023 we’ve made great strides in our battery energy storage business. These accomplishments included achieving substantial completion and operations across three separate utility-scale projects including the 275 MWh project with Wellhead in California, the 440 MWh project with NV Energy in Nevada, and the 200 MWh project with Jupiter Power in Texas. In 2023, we announced, designed, broke ground on, and completed a 275 MWh battery energy storage system in Stanton, California in partnership with Wellhead and W Power. As a testament to the flexibility and execution capability of our team, the Stanton project was completed in just under five months, achieving maximum power output in record time. We achieved similar results on the 440 MWh NV Energy project, which achieved final completion in the first quarter of 2024, and the 200 MWh Jupiter project, which is expected to achieve final completion in the second quarter of 2024. We are also excited about the progress of our project with Pacific Gas & Electric (PG&E), California’s largest public utility, to develop and deliver a first- of-its-kind green hydrogen hybrid energy storage system designed for multi-day energy storage in Calistoga, California. The project was announced in early 2023 and was uniquely designed to fit PG&E’s needs for ultra-long duration storage in a small footprint. We won this business as the result of our solutions-oriented mindset and customer-centric approach. Ground has been broken on the site in Calistoga and the project is expected to be completed on time and on budget in 2024. We are also making incredible commercial progress with our revolutionary long-duration gravity energy storage technology in markets around the globe via regional license and royalty agreements. These agreements include both an upfront licensing fee and long-term revenue royalties, which further advance our global growth trajectory while adding a layer of high margin, annual recurring revenue as the projects are completed. China is an amazing growth market for Energy Vault particularly due to the country’s forward-looking approach to accelerating the clean energy transition. The Chinese government has not only mandated the development of renewable generation projects, but policies now also require renewable energy plants to integrate storage equal to 20% of their nameplate generation capacity, with at least a 2–4-hour duration. These energy storage durations are expected to increase over time as more renewable energy generation becomes a larger percentage of grid power. This dynamic drives a remarkable opportunity for Energy Vault that we are currently capitalizing on. Our partnership with China Tianying and Atlas Renewable in China has been remarkably fruitful. In 2023 we completed construction of the world’s first commercial scale gravity-based energy storage system that is not based on pumped hydro technology, a 100 MWh EVx system outside of Shanghai. That system is now mechanically complete, interconnected to the local grid that was achieved in Q4 2023 which included inverse power operation as announced locally by our partner China Tianying. We expect the system to be fully operational this year as it goes through

www.energyvault.com 3 the final China state system homologation process being managed by China Tianying. In addition, since breaking ground on that facility we have expanded the partnership significantly, with nine EVx deployments now underway in China totaling 3.7 GWh, each of which we expect will generate future project revenue royalty streams to Energy Vault as systems are built and commissioned. We also recently announced that for the first time we are bringing Energy Vault’s gravity energy storage technology to Africa. In the fourth quarter of 2023, we signed a 10-year licensing and royalty agreement with GESSOL, a consortium operating in the 16-country SADC region of Southern Africa. This region is plagued by energy shortages and unreliable power grids, with coal supplying 62% of total power generation. The national utility in South Africa is frequently unable to provide sufficient supply to balance demand, leading to regular power outages. We believe that Energy Vault’s gravity technology and portfolio of other battery and green hydrogen micro- grid solutions can contribute to the acceleration of the region’s clean energy transition timelines while simultaneously augmenting service reliability. Our gravity energy storage technology is also developing in the US, with work continuing on our gravity collaboration project in Snyder, Texas, and a recently announced development agreement with a public utility in Washington state. We believe the first project in Washington will illustrate our innovative, customer-centric approach as it will take advantage of existing topology to maximize efficiency with significantly reduced capital spending, thus providing strong economics without the need for any subsidies. During the year we also made critical strides with our software offerings, including VaultOS Energy Management Software, Vault-Manager and Vault- Bidder, each of which delivers high margins for the company while enabling customers to maximize performance and profitability. Throughout the year, we remained steadfast in our commitment to innovation, investing in research and development efforts to enhance the efficiency and scalability of our energy storage systems. Our dedicated team of engineers and scientists has made remarkable strides in optimizing our proprietary technology, positioning us to meet the evolving needs of our customers and stay ahead of the curve in this rapidly evolving industry. I want to give a special thanks to all of our employees at Energy Vault that form the foundation of our young company. Their passion for executing for customers and working collaboratively to deliver on our mission of decarbonization is truly unmatched in the marketplace, enabling the strong performance and growth in only our first two years of executing and delivering on our first energy storage projects. While capital markets remained volatile in 2023 with the shadow of continued geopolitical tension weighing, our teams have remained focused and poised to deliver for our customers and ultimately, you our shareholders. As we look ahead to 2024 and beyond, we are filled with optimism and excitement about the opportunities that lie before us. The world’s transition to clean energy is gaining momentum, and Energy Vault is well-positioned to play a pivotal role in this transformation. We remain committed to delivering innovative solutions that address the challenges of energy storage and enable a sustainable future for generations to come while driving long-term shareholder value. On behalf of the entire Energy Vault team, I extend my gratitude to our shareholders for your unwavering support and belief in our mission. Together, we will continue to shape the future of energy storage and contribute to a cleaner, more sustainable world. Rob Piconi Chairman, Co-Founder and CEO, Energy Vault

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ___________________________________ FORM 10-K ___________________________________ (Mark One) x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023 OR o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to _________ Commission file number 001-39982 ___________________________________ ENERGY VAULT HOLDINGS, INC. ___________________________________ (Exact name of registrant as specified in its charter) Delaware 85-3230987 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 4360 Park Terrace Drive, Suite 100 Westlake Village, California 91361 (Address of Principal Executive Offices) (Zip Code) (805) 852-0000 Registrant’s telephone number, including area code ___________________________________ Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, par value $0.0001 per share NRGV New York Stock Exchange Securities registered pursuant to section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes o No x Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes o No x Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes x No o Table of Contents

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes x No o Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ¨ Accelerated filer x Non-accelerated filer ¨ Smaller reporting company x Emerging growth company x If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.o Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment on the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. o If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements . o Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). o Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).Yes o No x The aggregate market value of voting stock held by non-affiliates of the registrant on June 30, 2023, based on the closing price of $2.73 for shares of the Registrant’s Class A common stock as reported by the New York Stock Exchange, was approximately $253.1 million. Shares of common stock beneficially owned by each executive officer, director, and holder of more than 5% of our common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The registrant had 147,079,363 shares of common stock, par value $0.0001 per share, outstanding as of March 7, 2024. DOCUMENTS INCORPORATED BY REFERENCE Part III of this Annual Report on Form 10-K incorporates certain information by reference from the definitive proxy statement for the registrant’s 2024 annual meeting of stockholders to be filed within 120 days of the registrant’s fiscal year ended December 31, 2023, or the Proxy Statement. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part of this Annual Report on Form 10-K. Table of Contents

TABLE OF CONTENTS Page Cautionary Note Regarding Forward-Looking Statements 4 Part I Item 1. Business 6 Item 1A. Risk Factors 14 Item 1B. Unresolved Staff Comments 44 Item 1C. Cybersecurity 44 Item 2. Properties 45 Item 3. Legal Proceedings 45 Item 4. Mine Safety Disclosures 45 Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 46 Item 6. [Reserved] 46 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 46 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 60 Item 8. Financial Statements and Supplementary Data 61 Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosures 98 Item 9A. Controls and Procedures 98 Item 9B. Other Information 99 Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections 99 Part III Item 10. Directors, Executive Officers and Corporate Governance 100 Item 11. Executive Compensation 100 Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters 100 Item 13. Certain Relationships and Related Transactions, and Director Independence 100 Item 14. Principal Accounting Fees and Services 101 Part IV Item 15. Exhibits and Financial Statement Schedules 102 Item 16. Form 10-K Summary 104 Signatures 105 Table of Contents 3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following: • changes in our strategy, expansion plans, customer opportunities, future operations, future financial position, estimated revenues and losses, projected costs, prospects and plans; • the implementation, market acceptance and success of our business model and growth strategy; • our ability to develop and maintain our brand and reputation; • developments and projections relating to our business, our competitors, and industry; • the impact of health epidemics on our business and the actions we may take in response thereto; • our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others; • expectations regarding the time during which we will be an emerging growth company under the JOBS Act; • our future capital requirements and sources and uses of cash; • the international nature of our operations and the impact of war or other hostilities on our business and global markets; • our ability to obtain funding for our operations and future growth; and • our business, expansion plans and opportunities. You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. Additionally, our discussions of ESG assessments, goals and relevant issues herein or in other locations, including our corporate website, are informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. References to “materiality” in the context of such discussions and any related assessment of ESG “materiality” may differ from the definition of “materiality” under the federal securities laws for SEC reporting purposes. Furthermore, much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (“GHG”) accounting and the process for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in the future, considered not in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Table of Contents 4

Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements. Table of Contents 5

PART I ITEM 1. BUSINESS Organization Energy Vault Holdings, Inc., (together with its subsidiaries “Energy Vault” or the “Company”) was originally incorporated under the name Novus Capital Corporation II (“Novus”) as a special purpose acquisition company in the state of Delaware in September 2020 with the purpose of effecting a merger with one or more operating businesses. On September 8, 2021, Novus announced that it had entered into a definitive agreement for a business combination (the “Merger Agreement”) with Energy Vault, Inc. (“Legacy Energy Vault”) that would result in Legacy Energy Vault becoming a wholly owned subsidiary of Novus (the “Merger”). Upon the closing of the Merger on February 11, 2022 (the “Closing”), Novus was immediately renamed to “Energy Vault Holdings, Inc.” Throughout this Annual Report, unless otherwise noted, the “Company,” “we,” “us,” or “our” and similar terms refer to Legacy Energy Vault and its subsidiaries prior to the consummation of the Merger, and Energy Vault and its subsidiaries after the consummation of the Merger. Mission Our mission is to provide energy storage solutions to accelerate the global transition to renewable energy. About Us Energy Vault develops and deploys utility-scale energy storage solutions designed to aid in the global transition to a clean energy future. Our Company’s comprehensive offerings include proprietary gravity, battery, and green hydrogen energy storage solutions, supported by our technology-agnostic energy management software solutions. We incorporate a customer-centric, solutions-based approach toward helping utilities, independent power producers, and large industrial energy users reduce their energy costs while maintaining power reliability. As the world transitions to an economy powered by increasingly intermittent renewable energy such as solar and wind, the ability to provide clean and affordable electricity to a growing global population will depend heavily on the ability to store and distribute energy at appropriate times. We are striving to create a world powered by renewable resources so that everyone will have access to clean, sustainable, and affordable energy. The core of our existence lies in a sense of urgency to meet today’s energy demands, while enabling prosperity for future generations. We are driven by our respect and commitment to the environment, society, and the economy, and are committed to continuously develop new energy storage solutions that will be powered by renewable resources. Our Products and Services Our solutions are designed to address the intermittency issues inherent in the predominant sources of renewable energy production by storing energy produced when renewable energy production is active. Once energy is stored in our solutions, it can be discharged to the grid in a controlled and reliable manner at any time, regardless of the then current ability of the renewable sources to generate power. Our energy storage solutions are designed to accommodate a wide variety of renewable power sources and to achieve an attractive levelized cost of energy relative to fossil fuels. Collectively, these abilities greatly broaden the use cases and time duration scenarios that can be addressed by certain sources of renewable power. Our solutions include: • B-Vault: Our electrochemical battery energy storage solutions that meet short-duration energy storage needs, typically, in the range of one to four hours. Our B-Vault solutions are designed to utilize purpose-built battery and inverter systems with an innovative architecture that lowers costs, improves performance, and promotes project safety. We believe electrochemical battery energy storage (inclusive of lithium-ion, flow, metal air, and other battery chemistry technologies) is currently the most widely accepted and fastest growing technology for short- duration energy storage applications. During 2023, we completed construction on two B-Vault systems and as of December 31, 2023, one B-Vault system was under construction. All three of these systems were sold to customers. • G-Vault : Our proprietary gravity energy storage solutions that meet long-duration energy storage needs, typically, in the range of four to twelve hours. G-Vault solutions leverage the core, proven energy storage technology of pumped hydroelectric storage, while not being constrained by the same geological factors of pumped hydroelectricity. Our EVx gravity energy storage system incorporates a simplified building design that is modular Table of Contents 6 and flexible, which utilizes a patented mechanical process of lifting and lowering composite blocks to store and dispatch electrical energy to support grid reliability and enable renewable energy integration. An EVx lifts composite blocks to an elevated position to store kinetic energy, and when energy is needed, the motors in the EVx act as generators and the system discharges electricity generated from the kinetic energy of the controlled gravitational lowering of the composite blocks. Our EVx solution combines advanced materials science and proprietary machine-vision software to autonomously coordinate the charge, storage, and discharge of electricity in grid-scale applications. As of December 31, 2023, one G-Vault demonstration system was under construction in Snyder, Texas, which will be owned and operated by the Company as a customer demonstration unit. • H-Vault: Our hybrid energy storage solutions (“HESS”), including systems that integrate green hydrogen, are designed to meet customer specific energy storage needs. For example, our H-Vault solutions when combined with B-Vault solutions, enable ultra-long-duration energy storage needs and provide black start and grid forming capabilities for communities supported by microgrids or other critical infrastructure. H-Vault supports community-scale microgrid generation that can be less carbon-intensive than using diesel-fueled generators for emergency backup power. For example, green hydrogen is produced via electrolysis and powered by renewable energy, which does not directly emit carbon emissions when used to store energy for long periods of time. As of December 31, 2023, one H-Vault system was under construction, which will be owned and operated by Energy Vault, while providing dispatchable power to a customer under a 10.5 year tolling arrangement. • Software Solutions: Our proprietary software solutions offer technology-agnostic management systems designed to maximize the economic and environmental value of energy generation and storage assets. Our software incorporates artificial intelligence, predictive analytics, and software optimization algorithms to provide our customers with efficient and profitable operation of their power generation assets. Our software solutions include: ◦ Vault-OS Energy Management System (“EMS”): Our EMS manages one or more of our diverse energy storage mediums and the underlying generation assets to optimize the delivery of power to our customers for their varied and multiple use cases. Two customers are currently utilizing the Company’s EMS in their B-Vault systems. ◦ Vault-Bidder: Vault-Bidder utilizes machine learning algorithms to match node-specific data with real- time weather and asset performance information to generate tailored load, generation, dispatch, and price forecasting across all assets. No customers are currently utilizing the Vault-Bidder platform. ◦ Vault-Manager: Vault-Manager incorporates a forward-looking design to safeguard asset management and to help blend developing technologies seamlessly into existing solutions. No customers are currently using the Vault-Bidder platform. The Company generates revenue from the sale and licensing of our energy storage solutions. To date, the Company has primarily generated revenue from the sale of our battery energy storage systems (“BESSs) and from licensing our EVx technology. In addition to these sources of revenue, in the future we expect to generate revenue from the sale of our gravity energy storage systems (“GESSs”), the sale or licensing of the Company’s software solutions, the sale of long-term service agreements to maintain customer owned energy storage systems, and through tolling arrangements in connection with energy storage systems that we intend to own and operate. Industry Overview We believe climate change poses a monumental risk to humanity and decreasing human generated GHG emissions is currently among the world’s most pressing challenges. Carbon dioxide is the primary GHG emitted through human activities and, according to the International Energy Agency, the energy sector is estimated to account for more than 75% of global human generated GHG emissions. Burning fossil fuels contributes to climate change by releasing carbon dioxide and nitrous oxide into the atmosphere. Renewable energy sources present environmental advantages over fossil fuels in terms of finite natural resource usage and GHG emission profile. A major obstacle to transitioning to renewable sources of energy such as wind and solar is the intermittent availability of these types of energy sources. Energy storage solutions are needed to balance the production intermittency of variable renewable energy to support a clean-energy future and a balanced electrical grid infrastructure. The growth of the energy storage market that we address is primarily driven by the decreasing cost of energy storage technologies and renewable power generation sources, government mandates, financial incentives to reduce GHG emissions, and increasing geopolitical pressures driving energy independence goals. These dynamics are driving demand for additional renewable power generation and increased capacity and storage duration in energy storage solutions. According to the 2H 2023 Energy Storage Market Outlook published by BloombergNEF in October 2023, the energy storage market is expected to grow at a “27% compound annual growth rate through 2030, with annual additions reaching Table of Contents 7

110 GW/372 GWh, or 2.6 times expected 2023 gigawatt installations.” Both government mandates and companies focused on reducing energy use, cost, and emissions are expected to propel the shift to renewable sources of power. Governments in countries throughout the world have announced and implemented various policies, regulations, and legislation to support the transition from fossil fuels to low-carbon form of energy, including through the use of energy storage solutions. For example, in August 2022, the United States Congress passed the Inflation Reduction Act (“IRA”). The IRA provides incentives for the domestic manufacturing of key components of energy storage solutions as well as the construction of standalone energy storage projects. The resulting improved economics are expected to reduce the cost to implement storage within the domestic market and may amplify and accelerate the adoption of energy storage systems for short, long, and extended duration use cases, like those offered by Energy Vault. Such government policies and programs are becoming increasingly instrumental in stimulating adoption of energy storage solutions across different markets through a variety of methods, including by providing financial support, facilitating grid integration, and supporting research and development. We believe we are well-positioned to capitalize on this opportunity through our competitive pricing and scalability, and the environmentally friendly attributes of our energy storage solutions that cover the spectrum from short durations to extended durations. Strategy, Strengths, and Differentiation We leverage our sustainable and differentiated technologies to provide our customers with economical solutions to meet their short, long, and extended-duration renewable energy storage needs. Our energy storage solutions are designed to accommodate a wide variety of renewable power sources and to achieve an attractive levelized cost of energy relative to fossil fuels. We anticipate that our market will be characterized by high growth and rapidly evolving use cases and requirements. We believe that the majority of our competitors are primarily focused on the development and marketing of vertically siloed solutions based on a singular energy storage technology. Alternatively, we have strategically chosen to design an agile and agnostic software platform that can orchestrate the management of not just one energy storage technology, but rather one or more of our diverse storage mediums and the underlying power generation assets to harmonize asset operation and drive competitive operational performance. We expect that this will broaden the use cases and time duration scenarios that can be addressed by certain sources of renewable power, and thereby drive a faster transition to more widespread utilization of renewable power. Our range of energy storage solutions assures our customers have what they need today, as well as what they will need in the future, thereby protecting their investments in our products within this high-growth market and its rapidly evolving use cases and requirements. For these reasons, we believe we are well positioned to compete successfully in the evolving market for energy storage solutions. Project Delivery We primarily rely on two models for project delivery, which are (i) engineering, procurement, and construction (“EPC”) delivery and (ii) engineered equipment (“EEQ”) delivery. Under the EPC model, we generally rely on third-party EPC firms to construct our storage systems, under our supervision with dedicated teams tasked with project management. Under the EEQ model, we are responsible for the delivery and installation of the equipment we provide, as well as resolving issues within our scope of supply. Our current business model options include: • Building, operating, and transferring energy storage projects to potential customers, • Building, operating, and holding energy storage systems as equity (co-) sponsor that may provide recurring revenue in the future, • Recurring software revenue through licensing software for asset management and use case applications, • Recurring service revenue through long term service agreements, and • Intellectual property licenses and royalties associated with our energy storage technologies that may provide recurring revenues in the future. Manufacturing and Customer Support Our manufacturing, assembly, and construction model is designed to support rapid growth, local jobs, and global execution. Table of Contents 8

The components of our B-Vault and H-Vault solutions are primarily off-the-shelf in nature and can be procured from multiple sources worldwide. Some of the power components used in these solutions are common and we strive for economies of scale when appropriate. We typically procure batteries at either the cell, module, or rack level, and then use other contractors to integrate and assemble the batteries into outdoor enclosures that are then shipped to the project site. In 2022, we made an early-stage strategic investment in, and established a large-scale manufacturing supply agreement with KORE Power, Inc. (“KORE”). KORE is currently constructing one of the first domestic U.S. battery manufacturing facilities in Arizona, and we expect that this relationship will give us access to a large volume of batteries at attractive unit economics when the facility becomes operational. Furthermore, we and our customers are expected to receive economic benefits from the IRA when we begin incorporating batteries manufactured in the U.S. into its B-Vault solutions. The physical structure of our EVx G-Vault solution is based on our novel designs with many of the components manufactured by suppliers uniquely for us. Some of these components are made at the supplier’s factories, while some are made closer to, or at, the project site itself. Most of the electrical system components are off-the-shelf in nature and can be procured from multiple sources worldwide. Construction at project sites typically involves establishing regional and country level infrastructure to support local deployments through an EPC contracting model. We provide maintenance, customer support, and repair services for the entire storage system throughout the system’s operating life, including performance of regular preventative maintenance and software upgrades when appropriate.. Supply Chain We proactively maximize our beneficial involvement in key aspects of the global, domestic, regional, and local supply chains that support our solutions. Through our extensive supply chain procurement process, we aim to deliver our customers a thoroughly vetted and secure source of integrated components for their energy storage needs. Given our technology-agnostic approach, we can procure equipment from a variety of top-tier global suppliers without reliance on a single-source company or geography. The market our suppliers serve is highly impacted by government legislation. As such, we continue to proactively monitor planned and/or enacted legislation in the countries and regions that we serve. When new legislation is enacted, we seek to find ways to utilize the legislation to reduce our cost to obtain energy storage components. This includes the recent IRA that was passed in the United States for manufacturing and project incentives, and the potential reactionary legislation to follow in response elsewhere in the world. There are also increasing government regulations regarding companies’ supply chains, including certain import or other restrictions on the use of various suppliers or materials/products from certain regions. For more information, see our risk factor titled “The failure or inability of our suppliers to deliver necessary components or raw materials for construction of our energy storage systems and their failure or inability to deliver them in a timely manner could cause installation delays, cancellations, penalty payments, and damage to our reputation.” Marketing and Sales We believe that our marketing strategy positions us as a leadership brand and a respected and sought-after long-term strategic partner that will contribute to our customers’ growth and profitability. Our marketing strategy includes the following: • Brand Visibility, Awareness, and Education: Through branding and web marketing, we communicate with a broad set of stakeholders and work to establish leadership expertise to lay the foundation for qualified customer and supplier interaction. • Drive Demand: Our corporate outreach strategy is designed to drive demand for lead generation. We work to achieve this through web marketing and initiatives designed to accelerate the customer adoption process. To achieve this, we employ the following: • Integrated Marketing: We take a targeted approach to strategic integrated marketing campaigns that are designed to maximize available budget while elevating our voice within the marketplace, generate leads, and close deals. • Lead Generation Model: Our campaigns are designed to drive “a call to action” on our website to capture leads. We also engage in a range of other traditional marketing activities such as tradeshows and events, internal / partner sources, and various digital marketing activities such as website, search engine optimization, social media integration, online events, and forums. • Sales Model: Our sales model focuses on winning large and sophisticated energy storage projects where the customers and their use cases demand, and benefit from, the agility of our solutions and organization to provide Table of Contents 9 them with the best-fit for their project requirements today and well into the future. Given this sales model, we focus on high growth geographical regions. While we have global coverage, our primary geographical focus is North America, Australia, Europe, and Southeast Asia. We have established offices and presence in all of these regions. We have also reached out beyond these regions via a network of representatives and we intend to continue to grow and staff both direct and indirect channels in the future. We offer our customers a range of options on how we transact with them. We believe the flexibility we offer our customers further amplifies the value we bring to them. Target Customers Our target customers include independent power producers, government organizations, utilities, grid operators, as well as industrial and commercial organizations with sizeable electricity needs. Because of the unique advantages of our solutions- based approach that offer maximum optionality through its agnostic nature and agile architecture, we believe there is significant demand for our systems to help address the accelerating growth and needs of the global energy storage market. Competition We expect competition in energy storage technology to intensify due to a regulatory push for lower-carbon energy sources such as wind and solar, continuing globalization, and consolidation in the energy industry. We believe that the principal competitive factors in the energy storage market include: • levelized cost of energy delivered; • safety, reliability, and quality; • product performance; • historical track record and references for customer satisfaction; • experience in utilizing the energy storage system for multiple stakeholders; • innovation across a variety of technologies; • comprehensive solution from a single provider; • ease of integration; and • seamless hardware and software-enabled service offerings. Our key competitors within the shorter duration BESS market include Tesla, Inc., Fluence Energy, Inc., Powin Energy Corp., FlexGen Power Systems, Inc., and Sungrow Power Supply Co Ltd. Within the longer duration energy storage market there are system manufacturers with products in various states of viability utilizing various technologies including ESS Inc., Eos Energy Enterprises Inc., Hydrostor Inc., Primus Power, Form Energy, Inc., Gravitricity Ltd., and other solid- state battery manufactures. Some of our current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than we do. These factors may allow our competitors to respond more quickly or efficiently than we can to new or emerging technologies. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to more effectively compete for new energy storage projects. Intellectual Property We rely on a combination of patent, trademark, copyright, unfair competition, and trade secret laws, as well as confidentiality procedures and contractual restrictions with our employees, contractors and third parties, to establish, maintain, and protect our proprietary rights. Our success depends in part upon our ability to obtain, maintain, and enforce proprietary protection for those aspects of our technology that provide us with a competitive advantage, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights. We have developed a patent portfolio to protect certain elements of our proprietary technology. As of December 31, 2023, we had 12 issued patents and 19 patent applications pending in the U.S. Outside the U.S., we have seven issued patents and 118 patent applications pending in other countries throughout the world. Our issued patents are expected to start expiring in 2039. We primarily rely on copyright, trade secret laws, confidentiality procedures and contractual restrictions to protect our software. We also pursue the registration of our domain names and trademarks and service marks in the United States and Table of Contents 10 internationally. As part of our overall strategy to protect our intellectual property, we may take legal actions to prevent third parties from infringing or misappropriating our intellectual property or from otherwise gaining access to our technology. Government Regulation and Compliance Although we are not regulated as a utility, federal, state, and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for commercial customers on a regular basis. These changes could affect our ability to deliver cost savings to our current and future customers for the purchase of electricity. Several states in the U.S. have an energy storage mandate or policies designed to encourage the adoption of energy storage. Energy storage installations are supported in certain states by state public utility commission policies that require utilities to consider alternatives such as energy storage before they can build a new generation facility. In February 2018, the Federal Energy Regulation Commission (“FERC”) issued Order 841 directing regional transmission operators and independent system operators to remove barriers to the participation of energy storage in wholesale electricity markets and to establish rules to help ensure energy storage resources are compensated for the services they provide. An appeal of Order 841 filed by utility trade associations and other parties challenging the extent of FERC’s jurisdiction over energy storage resources connected to distribution systems (among other issues) was denied by the U.S. Court of Appeals for the D.C. Circuit in July 2020. Each of our installations or customer installations must be designed, constructed, and operated in compliance with applicable federal, state and local regulations, codes, standards, guidelines, policies, and laws. To install and operate energy storage systems on its platform, we, our customers or our partners, as applicable, are required to obtain applicable permits and approvals from local authorities having jurisdiction to install energy storage systems and to interconnect the systems with the local electrical utility. Energy storage systems typically require interconnection agreements from the applicable local electricity utilities in order to operate. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are typically required once interconnection agreements are signed. Our operations are subject to stringent and complex federal, state and local laws, and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, and comparable U.S. state laws that protect and regulate employee health and safety. There are government regulations pertaining to the disposal of hazardous materials. We and our suppliers, as applicable, are required to comply with these regulations to sell our systems into the market. Environmental, Social, and Governance Energy Vault is committed to sustainability as reflected in our core mission, our focus on sustainable business management practices, and our dedication to sustainable production design and supply chain management. Our focus in 2023 was on designing more sustainable products and taking steps to implement a cohesive sustainability strategy across business lines and geographies. Our sustainability directive is to enable a renewable world through the implementation of sustainable business practices that will ultimately yield a positive impact on the environment. We respect our business relationships and strive to be a responsible partner to our suppliers and customers around the world. In 2023, the Company continued to dedicate resources to further develop its three key pillars of its sustainability strategy, which are (i) Purpose, (ii) Products, and (iii) Partnerships. These efforts were validated when Energy Vault received an S&P Global ESG score of 51, putting it in the 94th percentile within its industry. Purpose: The Company aims to embed sustainable business management strategies across departments within the organization and to infuse our ESG philosophy throughout our business operations, product development, and accountability reporting. The Company’s Sustainability Team works to develop sustainable business management strategies for the organization through an evaluation of Company operations and by implementing monitoring and reporting systems to track and improve all areas of impact. The Sustainability Team works with the Company’s business units to implement an “environment first” approach to key operational processes, including reporting and disclosure Table of Contents 11 frameworks, environmental policy compliance, professional education, and other key support processes for innovation and responsible development. The Company has a Sustainability Task Force to help encourage interdepartmental collaboration and cross-functional support in an effort to embed sustainability into the nucleus of our employee’s behavior. The Sustainability Task Force is responsible for setting and communicating sustainability metrics, goals, and performance in addition to coordinating internal and external sustainability-related communications such as the annual Sustainability Report. Products: Offering high-quality products that provide environmental benefits is the key to delivering energy storage solutions of which we can be proud. The foundation for the successful delivery of our energy storage solutions starts with quality and environmental management systems that are globally recognized and accepted. As part of delivering quality products, Energy Vault is certified to Internal Organization for Standardization (“ISO”) 9001, a quality management standard that promotes a commitment to customer satisfaction, purpose-driven leadership, and equitable involvement for all employees. In addition, our commitment to improving the environment is demonstrated by our certification of the ISO 14001 standard, which requires an organization to implement and demonstrate compliance with an effective environmental management system to identify and control the environmental impact of its activities, products, and services; continually improve environmental performance; and implement a systematic approach to setting environmental objectives and targets. We demonstrate our commitment to resource preservation and environmental impacts by investing significant resources into the research and development of low carbon, innovative materials and construction practices. We have performed several material science projects to reduce the carbon content of materials, introduce the use of waste materials in our mobile masses for G-Vault, help understand end-of-life management for our energy storage solutions, and help contribute to a circular economy. To date, we have completed lifecycle assessments on our G-Vault and B-Vault based on ISO 14040 standards, and we plan to conduct life cycle assessments on other energy storage system technologies as they are developed. Partnerships: The Company believes that strong partnerships are a key to our success. Our partnerships are aligned with a shared pursuit to accelerate the decarbonization of our planet, which includes incorporating considerations from standards and sustainability frameworks such as those from the ISO, Global Reporting Initiative (“GRI”), United Nations (“UN”), Science Based Targets initiative (“SBTi”), and Task Force on Climate-related Financial Disclosures (“TCFD”). We joined the UN Global Compact and participated in their accelerators to engage with like-minded global businesses to better align with the UN Sustainable Development Goals. We have announced emissions reduction goals and had our near-term emissions reduction targets for Scope 1 & 2 emissions validated by SBTi. We continue to complete the Corporate Sustainability Assessment with S&P Global and we will work closely with our vendors and partners to evaluate and assess components and materials for a chain of custody that identifies responsible and ethical sourcing, environmental product declarations, and end-of-life solutions. For example, we have partnered with Cemex to reduce carbon content and test remediated waste in our G-Vault mobile masses and have created relationships with institutes of higher learning. ESG Conclusion: Maintaining an environment of transparency and accountability allows us to share our passions and commitments with all of our stakeholders. Our strong dedication to transparency with respect to sustainability and ESG is reflected by our plan to publish annual Sustainability Reports, which can be accessed on our website, and which reports and other information on our website are explicitly not incorporated into this filing by reference. Human Capital Management At Energy Vault, we place immense value on our workforce, recognizing their critical role in our success. We are committed to fostering a positive, equitable, and secure work environment. In our pursuit of transparency, we look to engage in regular communication with our employees through various channels, including emails and all-hands meetings, to promote clear and open dialogue between the executive leadership team and the entire organization. As of December 31, 2023, we employed 179 full-time employees and 4 part-time employees, distributed across 7 different countries. In the United States, none of our employees are represented by a labor union. In Switzerland, one of our employees is subject to a collective bargaining agreement. We have not encountered any employment-related work stoppages, and we believe we maintain strong relations with our employees. As part of our commitment to diversity and inclusion, Energy Vault launched a comprehensive series of workshops in 2023, known as the Energy Vault Way. These workshops focus on effectively communicating Energy Vault’s purpose, vision, mission, and values statements, with a specific emphasis on nurturing a culture of recognition and continuous feedback. To enhance these initiatives, we also introduced an employee recognition platform during 2023. By December 31, 2023, we achieved an 81.3% activation rate on this platform, further reflecting our commitment to a workplace that honors and celebrates every employee's contribution. Table of Contents 12

Corporate Information We file or furnish periodic reports and amendments thereto, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, proxy statements, and other information with the Securities and Exchange Commission (“SEC”). In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our website is located at http:// energyvault.com and our reports, amendments thereto, proxy statements, and other information are also made available, free of charge, on our investor relations website at http://https://investors.energyvault.com as soon as reasonably practicable after we electronically file or furnish such information with the SEC. The information posted on our website is not incorporated by reference into this Annual Report or any of our other securities filings unless specifically incorporated herein by reference. Table of Contents 13

ITEM 1A. RISK FACTORS Certain factors may have a material adverse effect on our business, financial condition, results of operations, and prospects. You should carefully consider the risks and uncertainties described below, as well as the other information in this Annual Report, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The occurrence of any of the events or developments described below, or of additional risks and uncertainties not presently known to us or that we currently deem immaterial, could materially and adversely affect our business, results of operations, financial condition, and prospects. In such an event, the market price of our securities could decline, and you could lose all or part of your investment. Risk Factor Summary Below is a summary of the principal factors that make an investment in our common stock speculative or subject to risk. This summary does not address all of the risks facing our business. You should consider the risks in this summary together with the detailed discussion of risks that immediately follows this summary in this section titled “Risk Factors,” as well as the other information in this Annual Report on Form 10-K. • Our limited operating history and our rapidly evolving industry make it difficult to evaluate our business, the risks and challenges we may face, and future prospects. • The engineering of our systems is in continuous refinement to improve system cost and efficiency. There is no guarantee that we will be successful in implementing all improvements under the expected schedule. • Our GESSs are based on established principles that are deployed in a novel way to create new technologies to store energy and potential customers may be hesitant to make a significant investment in our technology or abandon the technology they are currently using. • Our systems’ performance may not meet our customers’ expectations or needs. • There is no assurance that non-binding letters of intent and other indications of interest, including awards, submitted proposals or short-lists, will result in binding orders or sales. Customers may cancel or delay the non- binding letters of intent and other indications of interest in our sales pipeline. As a result, our operating results and cash flows may be materially lower than our expected results of operations. • The failure or inability of our suppliers to deliver necessary components or raw materials for construction of our energy storage systems and their failure or inability to deliver them in a timely manner or to the quality standards required, could cause installation delays, cancellations, penalty payments and damage to our reputation. • Our business is subject to risks associated with construction, cost overruns and delays, including those related to obtaining government permits and approvals, electrical interconnection, and other contingencies that may arise in the course of completing installations. • Material weaknesses in our internal control over financial reporting could have a significant adverse effect on our business and the price of our common stock. • We are an early-stage company with a history of losses, and expect to incur significant expenses and continuing losses for the foreseeable future, and we may not be able to achieve profitability in the future. • Our total backlog and bookings may not be indicative of our future revenue, which could have a material adverse impact on our business, financial condition, and results of operations. • Our energy storage systems involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business. Moreover, the long sales cycles for our energy storage systems may cause us to incur significant expenses without offsetting revenues. • Our systems include complex software and technology systems and do not have a meaningful history of operation, and there can be no assurance such systems and technology will perform as expected or that software, engineering or other technical defects will not be discovered until after a system is installed and operated by a customer. If our energy storage systems contain manufacturing or construction defects, our business and financial results could be harmed. In addition, the development and updating of these systems will require us to incur potentially significant costs and expenses. • If any of our products are or are alleged to be defective in design or manufacturing or experience other failures, we may be compelled to undertake corrective actions, which could adversely affect our business, prospects, operating results, reputation and financial condition. Table of Contents 14

• If we fail to protect, defend, maintain, or enforce intellectual property rights on which our business depends, including against existing or future competitors, our growth and success may be adversely affected. • Third parties may assert that we are infringing upon their intellectual property rights, which could divert management’s attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate. Risks Related to Our Business and Our Industry Our limited operating history and our rapidly evolving industry make it difficult to evaluate our business, the risks and challenges we may face and future prospects. Prior to the first half of 2022, we focused principally on developing and proving our fundamental gravity energy storage technology, including our GESSs, which we are seeking to further refine and commercialize. Beginning in 2022, we expanded our offerings to include BESSs and HESSs. To date, we have only built two BESSs and one GESS, which was the EV1 Tower in Lugano, Switzerland (the “EV1 CDU”), which served as a commercial demonstration unit until its decommissioning in September 2022. As a result, we have a limited history operating our business and constructing energy storage systems, and therefore a limited history upon which you can base an investment decision. Our future growth in a nascent and rapidly-evolving industry is dependent on a number of factors, including rising demand for clean electric power solutions that can provide electric power with lower carbon emissions and replacement of conventional generation sources and the adoption speed of digital software applications to modernize the efficiency of power assets and the electric grid. Among other renewable energy market trends, we expect our business results to be driven by declines in the cost of generation of renewable power, decreases in the cost of manufacturing battery modules and cells, customer needs for services and digital applications, commercial, legal, regulatory, and political pressure for the reduced use of and reliance on fossil fuels and electric power generation that relies on fossil or other non-renewable fuels, and a rapidly growing energy storage market driven by increasing demand from utilities, independent power producers, and large energy users. However, predicting future revenues and appropriately forecasting and budgeting for our expenses is difficult, and we have limited operating history to predict trends that may emerge and take hold and materially affect our business. Our future operations and strategy is therefore subject to all of the risks inherent in light of the expenses, difficulties, complications and delays frequently encountered in connection with the growth of any new business in a nascent industry, as well as those that are specific to our business in particular. Our projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations. Our projections are subject to significant risks, assumptions, estimates and uncertainties. Such projections reflect our current views with respect to future events or our future financial performance, are based on assumptions, and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by our projections. We may not actually achieve the plans, expectations or objectives contained in our projections, and the underlying assumptions may prove incorrect. Such deviations may be due to factors outside our control or currently unknown to us. For example, our actual revenues, market share, timing for achieving business milestones, expenses and profitability may differ materially from our expectations. Therefore, undue reliance should not be placed on any of our projections. Our business model depends on acceptance of our technology by our customers, retaining existing customers, and the success of our business model . As a recent market entrant in a developing industry, our results of operations and financial condition are dependent upon our success in establishing or entering new markets, developing and commercializing our energy storage systems, and undertaking marketing activities. We face significant risks associated with our business strategy of targeting utilities, independent power producers, and large energy users and deploying our energy storage systems at a scale that leads to broad market acceptance and profitability. The relative success of our energy systems will be dependent upon a number of factors, including their ability to provide our customers with reliable and dependable energy storage for the durations that they require, while still being cost-effective, and our ability to effectively manage any customer concerns. In addition to the development and acceptance of our core energy storage technologies, we anticipate further developing and marketing our digital platform for the management and optimization of energy storage systems. If this platform is not adopted by users of our energy storage products or on a standalone basis, we may not recoup our investment in its development and our results of operation may be negatively impacted. We depend on a limited number of customers for the majority of our revenue, and the loss of any one of these customers could substantially reduce our revenue and impact our liquidity. Table of Contents 15

The loss of any significant customers or partners or reduction in our business activities could cause our revenues to decrease significantly and increase our losses from operations. If our products are not successful and we cannot broaden our customer base, we will continue to depend on a few customers for the majority of our revenues. Additionally, if we are unable to negotiate favorable business terms with these customers in the future, our revenues and gross profits may be insufficient to allow us to achieve and/or sustain profitability, continue operations, or remain a going concern. The engineering of our systems is in continuous refinement to improve system cost and efficiency. There is no guarantee that we will be successful in implementing all improvements under the expected schedule. Our business depends on our ability to succeed in implementing our energy storage systems and introduce innovative and competitive energy storage technologies. As our energy storage systems are highly complex, this process is costly and time-consuming. Any future full energy storage deployments may incur more costs than we expect. Our business, reputation, results of operations and financial condition may be materially adversely affected if we do not successfully implement our systems or to the extent that such implementation occurs later or costs more than we expect, or if innovations by our competitors achieve broader or earlier market acceptance. Examples of costs that we cannot control include the costs of electronics due to global allocation shortages or costs associated with construction delays. If we are not able to reduce our cost structure in the future, our ability to become profitable may be impaired. Over time, we must effectively manage the equipment and construction costs of our energy storage systems to expand our market. While we have sought, and will continue to seek, to manage our costs, the cost of components and raw materials, for example, could increase in the future. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as installation, marketing, sales or related costs. We may continue to make significant investments to drive growth in the future. To the extent that the price of electricity from the grid is low in certain markets, we will need to continue to reduce our costs to maintain our expected margins in those markets. Increases in any of these costs or our failure to achieve projected cost reductions could adversely affect our results of operations and financial condition and harm our business and prospects. If we are unable to reduce our cost structure sufficiently in the future, we may not be able to achieve profitability, which could have a material adverse effect on our business and prospects. Operational costs can be difficult to predict and may include costs from requirements related to the decommissioning of our systems. We rely heavily on complex machinery for our operations and our production involves a significant degree of uncertainty and risk in terms of operational performance and costs. When fully operational, our energy storage systems will consist of large-scale machinery comprised of many components assembled on-site for our customers. The components of our energy storage systems are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of our energy storage systems or their constituent components may significantly affect the intended operational efficiency and performance. In addition, our energy storage systems may need to be decommissioned from time to time, and the related costs could be significant given the size and complexity of our energy storage systems. Operational performance and costs, including those related to project stoppage, can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with construction, commissioning, testing or decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to demonstration facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects. Furthermore, in recent periods, our internal operations have grown in complexity. We may in the future continue to grow our operations, both in terms of complexity and headcount. Any continued growth could increase our operational costs and failure to manage such growth could lead to additional costs in the future. Our energy storage systems have significant upfront costs, and our customers may need to obtain financing to help finance purchases. If our customers are unable to procure third-party financing or if the cost of such financing exceeds our estimates, our business would be adversely affected. Our energy storage systems have significant upfront costs, and certain customers may need, or may prefer to acquire, third- party financing to purchase our systems. Table of Contents 16

Therefore, our growth, including the deployment of our energy storage systems, may to an extent depend on our customers’ ability to attract third-party financing partners. Their ability to obtain third-party financing depends on many factors that are outside of our control, including the ability of third parties to utilize tax credits and other government incentives, interest rate and/or currency exchange fluctuations, their perceived creditworthiness and the condition of credit markets generally. We expect that the financing of customer purchases of our energy storage systems will be subject to customary conditions such as the customer’s credit quality, and if these conditions are not satisfied, such customers may be unable to finance purchases of our energy storage systems, which would have an adverse effect on our revenue in a particular period. To the extent our customers are unable to arrange future financings for any of our current or potential projects, our business would be negatively impacted. In attempting to attract new customers to support our growth, we intend to refine our customer agreements based on experience. Moreover, new types of product offerings may require our customers to find partners willing to finance these new projects, which may have different terms and financing conditions from prior transactions. If the terms of these transactions or the structure of these projects fails to attract financiers, we may not be able to proceed with growing our business and our potential for growth may be limited. Additionally, financing options are also limited by the customer’s willingness to commit to making fixed payments regardless of the performance of the energy storage systems or our performance of our obligations under the customer agreement Further, our sales process for transactions that require financing require that we and our customers make certain assumptions regarding the cost of financing capital. If the cost of financing ultimately exceeds our estimates, we may be unable to proceed with some or all of the impacted projects or our revenue from such projects may be less than our estimates. Actual financing costs for potential customers may vary from our estimates due to factors outside of our control, including changes in customer creditworthiness, macroeconomic factors, the returns offered by other investment opportunities available to our financing partners, and other factors. If our customers are unable to procure financing partners willing to finance deployments of our products or if the cost of such financing exceeds our estimates, our business would be negatively impacted. The economic benefit of our energy storage systems to our customers depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change. The economic benefit of our energy storage systems to our customers includes, among other things, the benefit of reducing such customer’s payments to the local electric utility company. The rates at which electricity is available from a customer’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our energy storage systems. Further, the local electric utility may impose “departing load,” “standby” or other charges on our customers in connection with their acquisition of our energy storage systems, the amounts of which are outside of our control and which may have a material impact on the economic benefit of our energy storage systems to our customers. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on customers acquiring our energy storage systems could adversely affect the demand for our energy storage systems. Additionally, the electricity stored and released by our systems may not currently be cost-competitive in some geographic markets, and we may be unable to reduce our costs to a level at which our energy storage systems would be competitive in such markets. As such, unless the cost of electricity in these markets rises or we are able to generate demand for our energy storage systems based on benefits other than electricity cost savings, our potential for growth may be limited. Our energy storage systems’ performance may not meet our customers’ expectations or needs. Our energy storage systems will be subject to various operating risks that may cause them to generate less value for our customers than expected. These risks include a failure or wearing out of our equipment or the equipment that our equipment connects into, an inability to find suitable replacement equipment or parts, or disruption in our distribution systems. Any extended interruption or failure of our customer’s projects, including systems we operate under long term service agreements, for any reason to generate the expected amount of output could adversely affect our business, financial condition and results of operations. In addition, our customers’ willingness to acquire additional systems or services from us may be impacted in the future if any of our systems incur operational issues that indicate expected future cash flows from the system are less than the carrying value. Any such outcome could adversely affect our operating results or ability to attract new customers. If our estimates of the useful life for our energy storage systems are inaccurate or we do not meet service and warranties and performance guarantees, our business and financial results could be adversely affected. We provide limited warranties and performance guarantees for our energy systems. To date, we have deployed two operational BESSs and our estimates about product performance and life may prove to be incorrect. Failure to meet these Table of Contents 17 warranties and performance guarantee levels may require the purchase price to be adjusted downward based on agreed- upon performance targets, or require us to make cash payments to the customer based on actual performance, as compared to expected performance. We intend to explore alternative, co-active use case opportunities for our systems, but there is no assurance that such opportunities exist or that they would be as beneficial to us as we expect. We intend to explore alternative, co-active use case opportunities for our energy storage systems. For example, we intend to explore opportunities in energy-intensive industries such as vertical farming, data centers, direct air carbon capture where our systems may be able to benefit from existing infrastructure, including physical enclosures and electrical systems, that are built into the designs for our energy storage systems. Even after we spend time and resources exploring such opportunities, there is no assurance that they exist on terms that are commercially acceptable to us. Moreover, even if we enter into agreements to make use of such opportunities, such opportunities may not be as beneficial to us as we expected at the time of entering into the underlying agreement. Any of the foregoing may adversely affect our business, financial condition, results or operations and prospects. There is no assurance that non-binding letters of intent and other indications of interest, including awards, submitted proposals or short-lists, will result in binding orders or sales. Customers may cancel or delay the non-binding letters of intent and other indications of interest in our sales pipeline. As a result, our operating results and cash flows may be materially lower than our expected results of operations. Our success depends on our ability to generate revenue and operate profitably, which depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. To date, we have only deployed two operational energy systems. While our contracts do provide that our customers will be obligated to pay us certain fees in the event of termination for their convenience, such fees may not be sufficient to cover our costs and we would not realize the expected revenue associated with such cancelled contracts. Potential and contracted customers may abandon their indications of interest, or fail to honor contractual obligations and non-binding letters of interest may be cancelled or delayed by a customer for any reason or its terms may be amended in an manner adverse to us in connection with negotiating a definitive sales agreement. For that reason, there can be no assurance that any current or future indications of interest (including awards, submitted proposals or short-lists) or non-binding letters of intent will result in binding orders or sales. Furthermore, in light of our limited operating history, it is difficult for us to predict the rates at which the non-binding letters of intent or other indications of interest in our pipeline will result in binding orders or sales. It is also difficult for us to predict how quickly we will be able to fill binding orders in the event that we obtain multiple orders. In addition, revenue is expected to be recognized in stages, and customers may in some cases delay actual cash payments regardless of progressive billings. Additionally, a customer’s ability to make payments could decline during the sales process, even to the point of insolvency or bankruptcy. As a result, our operating results and cash flow may be materially lower than we expect. Our future growth depends upon our ability to maintain relationships with third parties, and the terms and enforceability of many of these relationships are not certain. We expect to rely on engineering, procurement, construction, or EPC, firms as third-party general contractors to install energy storage systems at our customers’ sites. We are likely to work with a limited number of such EPC firms, which may impact our ability to facilitate customer installations as planned. Our work with contractors or their sub-contractors may have the effect of our being required to comply with additional rules (including rules unique to our customers), working conditions, site remediation and other union requirements, which can add costs and complexity to an installation project. In the future, the timeliness, thoroughness and quality of installation-related services performed by our general contractors and their sub-contractors may not meet our expectations and standards and it may be difficult to find and train third-party general contractors that meet our standards at a competitive cost. In addition, a key component of our growth strategy is to develop or expand our relationships with third parties. For example, we are investing resources in establishing strategic relationships with market players across a variety of industries, including, large renewable project developers, commercial agents, environmental organizations and unions, to generate new customers or to grow our business. These programs may not roll out as quickly as planned or produce the results we anticipated. A significant portion of our business depends on attracting new partners and retaining existing partners, and such relationships may not be predicated on enforceable agreements or any agreements at all. We depend upon component and product manufacturing and logistical services provided by third parties, many of whom are located outside of the U.S. A significant amount of our components, including batteries utilized in our BESS offerings, and products are manufactured in whole or in part by a few third-party manufactures. Many of these manufacturers are located outside of the U.S. If a catastrophic event occurs relative to these third-party manufacturers, or the political, social, or economic conditions shift Table of Contents 18 within their respective geographies or between trade partners, we could experience business interruptions, delayed delivery of products, or other adverse impacts to our ongoing business. We have also outsourced much of our transportation and logistics management. While these arrangements may lower operating costs, they also reduce our direct control over production and distribution. Such diminished control could have an adverse effect on the quality or quantity of our products as well as our flexibility to respond to changing conditions. In addition, we rely on third-party manufacturers to adhere to the terms and conditions of the agreements in place with each party. For example, although arrangements with such manufacturers may contain provisions for warranty expense reimbursement, we may remain responsible to the customer for warranty service in the event of product defects. Any unanticipated product or warranty liability, whether pursuant to arrangements with contract manufacturers or otherwise, could adversely affect our reputation, financial condition, and operating results. The failure or inability of our suppliers to deliver necessary components or raw materials for construction of our energy storage systems and their failure or inability to deliver them in a timely manner could cause installation delays, cancellations, penalty payments and damage to our reputation. We rely on a limited number of third-party suppliers for some of the components and raw materials such as steel, cement, polymers and, in certain cases, coal ash waste and retired wind turbine blades, and other materials that may be of limited supply for our GESSs and batteries, inverters, enclosures, and transformers for our BESSs. If any of our suppliers fail or are unable to provide sufficient components or raw materials at the level of quality required, or if our suppliers fail or are unable to or unwilling to provide us with the contracted quantities (as we have limited or in some case no alternatives for supply), or if our suppliers cancel the contracted quantities without sufficient lead time to order the materials from another supplier, or if our suppliers fail or are unable to deliver the components or raw materials in a timely manner, then delays, cancellations, penalty payments, or damage to our reputation could occur, which could have a material adverse effect on our business and our results of operations. If we fail to develop or maintain our relationships with any of our suppliers, or if there is otherwise a shortage, lack of availability, or cancellation of the purchase of any required raw materials or components, we may be unable to manufacture our energy storage systems or such products may be available only at a higher cost or after a long delay. Additionally, there are increasing expectations in various jurisdictions that companies monitor the environmental and social performance of their suppliers, including sourcing of materials and compliance with a variety of labor practices, as well as consider a wider range of potential environmental and social matters, including the end-of-life considerations for products. In addition, increasing concern and focus on limiting forced labor may result in additional regulations targeting the markets we operate in and from which we source products and materials. Certain existing laws impose prohibitions on the importation of goods made with forced labor or compulsory prison labor, including the Tariff Act of 1930, the Uyghur Forced Labor Prevention Act (“UFLPA”), and other global laws against forced labor. The UFLPA places restrictions on imports from Xinjiang, a key source of materials in global supply chains. Compliance can be costly, require us to establish or augment programs to diligence or monitor our suppliers, or to design supply chains to avoid certain regions altogether. Failure to comply with such regulations can result in fines, reputational damage, import ineligibility for our products or product components, or otherwise adversely impact our business. Current or future supply chain interruptions that could be exacerbated by global political tensions, such as the situation in Ukraine, conflict in the Middle East, and public health emergencies, could also negatively impact our ability to acquire necessary raw materials and components. Such delays could prevent us from delivering our energy storage systems to customers within required time frames and cause order cancellations. Developing required raw materials and constructing required components for our products are time and capital intensive. Accordingly, the number of suppliers we have for some of our components and materials is limited and, in some cases, sole sourced. We may be unable to obtain comparable components from alternative suppliers without considerable delay, expense, or at all. If our suppliers face difficulties obtaining the credit or capital necessary to expand their operations when needed, they could be unable to supply necessary raw materials and components needed to support our planned sales and services operations, which would negatively impact our sales volumes and cash flows. Our systems often rely on interconnections to distribution and transmission facilities that are owned and operated by third parties, and as a result, are exposed to interconnection and transmission facility development and curtailment risks. A primary potential use case for our energy storage systems involves interconnection with electric distribution and transmission facilities owned and operated by regulated utilities, and independent system operators, necessary to deliver the electricity that our energy storage systems produce. A failure or delay in the operation or development of these distribution or transmission facilities could result in a loss of revenues or breach of a contract because such a failure or delay could limit the amount of renewable electricity that our energy storage systems deliver or delay the completion of our customers’ construction projects. In addition, certain of our energy storage systems’ generation may be curtailed without compensation due to distribution and transmission limitations, reducing our revenues and impairing our ability to capitalize fully on a Table of Contents 19 particular customer project’s potential. Such a failure or curtailment at levels above our expectations could adversely affect our business. Our business is subject to risks associated with construction, cost overruns and delays, including those related to obtaining government permits and approvals, electrical interconnection, and other contingencies that may arise in the course of completing installations. Our business is subject to risks relating to construction, cost overruns and delays. The installation and operation of our energy storage systems at a particular site is generally subject to oversight and regulation in accordance with national, state, tribal, and local laws and ordinances relating to building codes, health and safety, environmental protection, FERC and specific Independent System Operators regulation and related matters, and typically requires obtaining and keeping in good standing various local and other governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over energy storage system installations, to design our energy storage systems to comply with these varying standards, which may change over time, and for us and our customers to obtain all applicable approvals and permits. We cannot predict whether or when all permits and approvals required for a given project will be granted or whether the conditions associated with the permits and approvals will be achievable. The denial of a permit or approval or utility connection that is essential to a project or the imposition of impractical conditions would impair our or our customer’s ability to develop the project. In addition, we cannot predict whether the permitting and approvals process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our or our customers’ abilities to develop that project or increase the cost so substantially that the project is no longer attractive to our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our energy storage systems and could therefore adversely affect the timing of the recognition of revenue related to hardware acceptance by our customer, which could adversely affect our operating results in a particular period. Delays relating to constructions may also bring about cost overruns, which could further adversely affect our business. In addition, the successful installation of our energy storage systems is dependent upon the availability of and timely connection to the local electric grid. Before beginning construction on an energy storage system, we may be unable to obtain in a timely fashion or at all the required consent and authorization of local utilities to ensure successful interconnection to energy grids to enable the successful discharge of renewable energy to customers. Any delays in our customers’ ability to connect with utilities, delays in the performance of installation-related services or poor performance of installation-related services will have an adverse effect on our results and could cause operating results to vary materially from period to period. FERC issued Order No. 2023 on July 28, 2023 in an attempt to address interconnection queue backlogs and related issues with the interconnection process, including with respect to energy storage facilities. Transmission owners and operators are in the process of developing proposed rules to implement Order No. 2023, the results of which remain uncertain at this time. The size of our GESSs may negatively impact our ability to enter into contracts with customers or obtain government permits and approvals. Our GESSs require a considerably larger space for their deployment than comparable systems based on certain technologies such as lithium-ion technology, and this can result in a significant delay in the permitting process. In addition, the size of our GESSs may represent an impediment for deployment in denser areas or areas with restrictions on the height of buildings. And, in light of the size of our systems, we generally require hard soil or the ability to get to bedrock in order to deploy our systems. These factors may negatively impact our ability to enter into customer contracts or obtain government permits and approvals, each of which may materially affect our business. Our GESSs are based on established principles that are deployed in a novel way to create new technologies to store energy and potential customers may be hesitant to make a significant investment in our technology or abandon the technology they are currently using. The design of our GESSs are based on established principles that are deployed in a novel way; the GESSs are intended to provide longer energy storage durations than are provided by other types of energy storage systems. We believe that the continued growth and acceptance of energy storage generally will depend significantly on continued investment by the public and private sectors in the renewable energy industry, the regulatory environment focused on transitioning away from carbon-intensive power generation and the speed of transition towards electric mobility. The adoption of renewable energy may not proceed as quickly as (or at the levels that) we expect and may be influenced by changes in regulatory environments, including incentives, fuel prices, public policy concerns and other factors beyond our control. Additionally, potential customers who previously invested in alternatives to our GESS solution may not deem a transition to our existing or future GESS solutions to be cost-effective. Moreover, given the limited history of our GESS Table of Contents 20 technology, potential customers may be hesitant to make a significant investment in our products. Our business, results of operations, financial condition and prospects could be adversely affected to the extent that customers, for any reason, do not adopt our systems or migrate to our systems from another energy storage technology. We face additional risks to the extent that customers choose to purchase energy storage and dispatch of electricity from systems we build and in which we retain an ownership interest rather than purchase an energy storage system. In certain circumstances we expect to enter tolling arrangements in which customers purchase the energy storage and dispatch of electricity from us while we retain an ownership interest in the system. To date, we have entered into one such tolling arrangement in respect to a battery plus green hydrogen hybrid energy storage system. We could face additional risks when we own and operate energy storage systems, as compared to when the customer owns and operates energy storage systems that we build. For example, we may need to seek equity and/or debt financing to fund the construction and operation of any energy storage systems built in connection with a project for a customer who chooses to enter into a tolling arrangement. Such financing may not be available on terms acceptable to us, if at all. Moreover, we expect that any such indebtedness would be secured by a lien on the related energy storage system, and the governing debt agreement may contain covenants imposing operating and financial restrictions on our operations. In addition, until any such debt is repaid, we may not be able to generate meaningful cash flow from the project. Moreover, the failure of our customers to make payments could trigger an event of default under such governing debt agreements, which could result in the acceleration of repayment of our outstanding indebtedness or even entitle our lender to foreclose on the collateral securing our debt. In addition, to the extent equity financing is also used, our right to receive cash flows from the project could be subordinated to the other equity investors. Additionally, there could be a material adverse effect on our operating results and our cash flows to the extent we own and operate our energy storage systems for the benefit of customers under tolling arrangements. For example, we would not expect to receive any payments from the customer until the system is completed and expenses relating to insurance premiums, personnel, and our interest payments under debt agreements would be increased, and such increases may be material. We could also be required to provide ongoing maintenance and repair services or could face liability for any damages or injuries if the system malfunctions. Additionally, we would be subject to the risks of termination of the agreement by the customer and the inability to replace the customer would result in the system failing to generate revenue. We may also incur liabilities as a result of a performance failure or other breach of our obligations in connection with the operation of the system. We may also be subject to additional legal and regulatory restrictions to the extent we own and operate an energy storage system, including relating to the transmission of energy. Such legal and regulatory restrictions could increase the costs of compliance and potentially subject us to threatened or actual litigation or administrative proceedings, each of which could have a material adverse effect on our business, operating results and financial condition. Although we don’t expect a significant majority of our revenue to come from owning and operating energy storage systems based on our current outlook, there is no assurance that this type of revenue will not account for a significant portion of our business in the future. Increasing attention to, and scrutiny of, ESG matters could increase our costs, harm our reputation, impact our share price or access to or cost of capital, or otherwise adversely impact our business. Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations. While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of our company or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. For example, we may ultimately be unable to complete certain initiatives or targets, or execute on any opportunities we have identified, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. If we fail to, or are perceived to fail to, comply with or advance certain ESG initiatives (including the timeline and manner in which we complete such initiatives), or to not keep pace with peers on ESG initiatives and/or disclosures, we may be subject to various adverse impacts, including reputational damage and potential stakeholder engagement and/or litigation, even if such initiatives are currently voluntary. For example, there have been increasing allegations of greenwashing against Table of Contents 21 companies making significant ESG claims due to a variety of perceived deficiencies in performance or methodology, including as stakeholder perceptions of sustainability continue to evolve. Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, customers, and/or business partners, which may adversely impact our operations. While many stakeholders expect companies to pursue ESG initiatives, other may seek to reduce companies’ efforts on certain ESG-related matters. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. In addition, there are also increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. We may ultimately be subject to regulations that are not uniform in nature or reflective of shared regulatory goals. Our efforts to respond to varying requirements may not be successful and/or may subject us to additional stakeholder engagement. This and other stakeholder expectations will also likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us. Should we pursue acquisitions in the future, it would be subject to risks associated with acquisitions. We may acquire additional assets, products, technologies, or businesses that are complementary to its existing business. The process of identifying and consummating acquisitions and the subsequent integration of new assets and businesses into our own business would require attention from management and could result in a diversion of resources from its existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. If we complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy. We may be subject to claims or liabilities assumed from an acquired company, product, or technology; acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts; and we may incur costs and expenses necessary to address an acquired company’s failure to comply with laws and governmental rules and regulations. Additionally, we may be subject to litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties, which may differ from or be more significant than the risks our business faces. If we are unsuccessful at integrating future acquisitions in a timely manner, or the technologies and operations associated with such acquisitions, our revenue and operating results could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully or in a timely manner. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such acquisitions. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our common stock. Furthermore, the sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our stockholders. The occurrence of any of these risks could harm our business, operating results, and financial condition. Our operations are international, and expanding operations in some international markets could expose us to additional risks. Our operations are international, and we continue to expand our business internationally as we seek to partner with customers, suppliers and other partners around the world. We currently have operations in Switzerland, Australia, United Kingdom, sales agents in other territories, and our signed purchase order and letters of intent are with counterparties around the world. Managing further international expansion will require additional resources and controls including additional support, manufacturing, and assembly facilities. Any expansion internationally could subject our business to risks associated with international operations, including: • conformity with applicable business customs, including translation into foreign languages and associated expenses; • lack of availability of government incentives and subsidies; • challenges in arranging, and availability of, financing for our customers; Table of Contents 22

• potential changes to our established business model; • cost of alternative power sources, which could be meaningfully lower outside the United States; • availability and cost of raw materials, labor, equipment for manufacturing or assembling our energy storage systems; • difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, finance, and legal and compliance costs associated with international operations; • installation challenges which we have not encountered before which may require the development of a unique model for each country; • compliance with multiple, potentially conflicting and changing governmental laws, regulations, and permitting processes including construction, environmental, banking, employment, tax, safety, security, grid minimum performances, and data privacy and protection laws and regulations; • compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act; • greater difficulties in securing or enforcing our intellectual property rights in certain jurisdictions, or greater chance potential infringement of third-party intellectual property rights in new jurisdictions; • difficulties in funding our international operations; • difficulties in collecting payments in foreign currencies and associated foreign currency exposure; • restrictions on repatriation of earnings; • compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and compliance with applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws; • increases or decreases in our expenses caused by fluctuation in foreign currency exchange rates; • changes in import tariffs imposed by local governments; • changes in regulations regarding the use of waste materials in our products; • changes in regulations that would prevent us from doing business in specified countries; • failure of the supply chain in local countries to provide us with materials of a sufficient quality and quantity delivered on timelines we expect; • the impacts of government spending on infrastructure projects and more broadly, including any impacts of government debt defaults or budget crises (including in the United States); • the outbreak of war or other hostilities; and • regional economic and political conditions. As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful. In addition, nearly all of our letters of intent are denominated in U.S. dollars, and certain of our definitive agreements could be denominated in currencies other than the U.S. dollar. A strengthening of the U.S. dollar could increase the cost of our solutions to our international customers, which could adversely affect our business and results of operations. In addition, if an increased portion of our operating expenses is incurred outside the United States and is denominated in foreign currencies, we would be subject to increased financial impacts resulting from fluctuations in foreign currency exchange rates. If we become more exposed to currency fluctuations and are not able to successfully hedge against the risks associated with currency fluctuations, our results of operations could be adversely affected. Our future growth is dependent upon the pace and depth of renewable energy adoption and energy storage technologies, which are emerging industries, as well as our competition. If the markets for renewable energy and energy storage do not develop as we expect, or if they develop more slowly than we expect, our business, prospects, financial condition and operating results could be adversely affected. Our future growth depends upon factors in our industry, including with respect to our competition, the speed at which the market adopts renewable energy, our ability to penetrate such market and the state of energy storage technologies. Because renewable energy and energy storage are emerging industries, they are evolving and characterized by rapidly changing Table of Contents 23 technologies, changing government regulation and industry standards and changing consumer demands and behaviors. If the markets for these do not develop as we expect, including if they develop more slowly than we expect, demand for our energy storage systems or any digital platform that we may develop, our business, prospects, financial condition and operating results could be adversely affected. Additionally, the energy storage market is largely driven by installed capacity of renewable electricity generation and increasing demand for renewable sources of power. Since many of these renewable sources of power are intermittent, like wind and solar, the energy produced by them must be stored for use when there is demand. Should government requirements for these intermittent power sources be relaxed or social desires for lower-carbon sources of energy decline, there could be a detrimental impact on one of our primary markets. Even if renewable energy and energy storage become more widely adopted, our energy storage technology may not achieve widespread market acceptance or may be less cost-effective as compared to competing technologies. Our business depends on the acceptance of our products in the marketplace. Even if renewable energy and energy storage become more widely adopted than they have been to date, potential customers may choose energy storage products from our competitors that are based on their technologies. If they do so, it may be difficult to later transition such potential customers to products offered by us. Moreover, the marketplace for renewable energy storage products is rapidly evolving, and competing technologies of which we are currently unaware may emerge in the future. If the energy storage technology that supports our products does not achieve market acceptance, then our business and results of operations would be materially adversely affected. The growth and profitability of our business is dependent upon our technology being more cost-effective than competing energy storage technologies. To the extent our offerings are not eligible for various regulatory incentives, while those of our competitors are, it may adversely impact our competitiveness or otherwise adversely impact our business. We operate in highly competitive energy industries and there is increasing competition. Many of our competitors and future competitors may have significantly more financial and other resources than we do and if we do not compete effectively, our competitive positioning and our operating results will be harmed. The energy markets in which we compete continue to evolve and are highly competitive. Many of our current and potential competitors are large entities at a more advanced stage in development and commercialization than we are and in some cases have significantly more financial and other resources, including larger numbers of managerial and technical personnel, to increase their market share. For example, several companies, such as ESS Inc., Eos Energy Enterprises Inc., Hydrostor Inc. and Primus Power, have each announced plans and demonstrated prototypes of products that would compete in the energy storage market, and battery vendors with whom we compete, such as Tesla, Inc., Fluence Energy, Inc., LG Chem, Ltd., Samsung Electronics Co., Ltd and Contemporary Amperex Technology Co. Limited, have already commercialized their respective energy storage solution products. Companies such as Tesla, Inc., Fluence Energy, Inc. and Wartsila Corporation have developed or are developing their own energy management software. If our competitors continue to penetrate the renewable energy, energy storage and energy management software markets, we may experience a reduction in potential and actual market share. Furthermore, certain industry participants against whom we do not currently compete (including, in some cases, our suppliers) may shift their strategic focus and begin competing directly with us. To date, we have focused our efforts on recruiting management and other employees, business planning, raising capital, selecting applicable third-party technologies, establishing and attempting to establish partnerships with potential suppliers, customers and ecosystem partners, developing our gravity, battery, and green hydrogen energy storage systems, a digital platform, and general corporate development. We expect competition in energy storage technology to intensify due to a regulatory push for lower-carbon energy sources, including intermittent sources such as wind and solar, continuing globalization, and consolidation in the energy industry. Developments in alternative technologies or improvements in energy storage technology made by competitors may materially adversely affect the sales, pricing and gross margins of our future energy storage systems and any digital platform. If a competing process or technology is developed that has superior operational or price performance, our business would be harmed. Furthermore, our energy storage technology also competes with other emerging or evolving technologies, such as thermal storage, chemical storage, and carbon capture storage and sequestration. If we are unable to keep up with competitive developments, including if such technologies achieve lower prices or enjoy greater policy support than our technology, our competitive position and growth prospects may be harmed, which would adversely affect our business, prospects and financial condition. Some of our current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than we do. These factors may allow our competitors to respond more quickly or efficiently than we can to new or emerging technologies. These competitors may engage in more extensive research and development efforts, Table of Contents 24 undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to more effectively compete for new energy storage projects and energy management software customers. We intend to continue committing significant resources to establish a competitive position. There is no assurance we will successfully identify the right partners or produce and bring our energy storage systems and a digital platform to market on a timely basis, if at all, or that products and technologies developed by others will not render our energy storage systems and any digital platform that we may develop obsolete or noncompetitive, any of which would adversely affect our business, prospects and operating results. If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, including a highly skilled and diverse management team with experience in the energy storage sectors, our ability to compete and successfully grow our business could be harmed. We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering and sales personnel. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our products and services, including with respect to our prototype products, and negatively impact our business, prospects and operating results. In particular, we are highly dependent on the services of Robert Piconi, our Chief Executive Officer, Marco Terruzzin, our Chief Product Officer, and Andrea Pedretti, our Chief Technology Officer. None of our key employees is bound by an employment agreement for any specific term. We cannot assure you that we will be able to successfully attract and retain senior leadership necessary to grow our business. Furthermore, there is increasing competition for talented individuals in our field, and competition for qualified personnel is especially intense in the renewable energy and energy storage industry in the U.S., Australia, and Switzerland, where our offices are located. Our failure to attract and retain our executive officers and other key technology, sales, marketing and support personnel, could adversely impact our business, prospects, financial condition, and operating results. We believe that it is vital to our operating success that we recruit and retain key personnel, including a highly skilled and diverse management team with experience in the renewable energy and energy storage sectors. If we fail to maintain a highly skilled and diverse management team, we may not be able to achieve our strategic objectives, which would negatively impact our business and operating success. In addition, because our industry is still in a nascent stage, there is and will continue to be a scarcity of skilled personnel with experience in our industry. If we lose a member of our management team or key employee, it may prove difficult for us to replace such employee with a similarly qualified individual with experience in the renewable energy and energy storage industry, which could impact our business and operating success. Labor disputes could disrupt our ability to serve our customers and/or lead to higher labor costs. As of December 31, 2023, we employed 179 full-time employees and 4 part-time employees, none of whom are represented by unions, except that one employee is covered by a collective bargaining agreement. If a union sought to organize any of our other employees, such organizing efforts or collective bargaining negotiations could potentially lead to work stoppages and/or slowdowns or strikes by certain of our employees. Additionally, the EPC firms that we rely upon to install our energy storage systems may have employees represented by unions or collective bargaining agreements. Any work stoppages and/or slowdowns by certain of our employees or certain employees at the EPC firms we contract with, could adversely affect our ability to serve our customers. Further, settlement of actual or threatened labor disputes or an increase in the number of our employees covered by collective bargaining agreements could lead to higher labor costs and could impair productivity and flexibility. Our management has limited experience in operating a public company. Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage the current transition to a public company that is subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which results in less time being devoted to the management and growth of our business. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that the Company will be required to expand its employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods. Table of Contents 25

Changes in business, economic, or political conditions, including overall changes in demand, are beyond our control and could impact our business, resulting in lower revenues and other adverse effects to our results of operations. Economic uncertainty and associated macroeconomic conditions, including heightened inflation, capital markets volatility, interest rate and currency rate fluctuations, and economic slowdown or recession, have resulted and may continue to result in unfavorable conditions that negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition, and results of operations. Both domestic and international markets experienced inflationary pressures in 2022 and parts of 2023 and, while inflation has moderated recently, inflation rates in the U.S., as well as in other countries in which we operate, may increase again in the near-term. In addition, the Federal Reserve in the U.S. and other central banks in various countries have raised, and may again raise, interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, has had and may continue to have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation have resulted in recessionary pressures in many parts of the world. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations have affected, and may continue to affect, the reported value of our assets and liabilities, as well as our cash flows. A significant downturn in the domestic or global economy may cause our customers to pause, delay, or cancel spending on our offerings or seek to lower their costs by exploring alternatives. To the extent purchases of our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in energy storage spending. Also, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers. Similarly, our business depends on the overall business and global or regional political conditions, which are beyond our control. We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or any industry in particular or how global business and political conditions may change. To the extent that general business, economic or political conditions, including overall changes in demand for our products, decline, our business, financial condition and results of operations, including revenues, could be materially adversely affected. The productivity of our or our customers’ facilities, the operation of our supply chain, the demand, performance and availability of our products, our services, our systems and our business in general may be affected by factors outside of our control, which could result in harm to our business and financial results. The productivity of our or our customers’ facilities, the operation of our supply chain, the demand, performance and availability of our products, our services, our systems and our business in general could be adversely affected by events outside of our control, such as natural catastrophic events, geographical instability, wars, and other calamities. We cannot assure you that, collectively, our process and procedures to recover from a disaster or catastrophe will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, cyberattacks and other information security incidents, break-ins, war, riots, terrorist attacks, pandemics, or similar events outside of our control, certain of which may become more frequent or intense as a result of climate change. For more information, see our risk factor titled “We are subject to a series of risks related to climate change.”. The severity of such factors and frequency at which they occur are also outside our control. If such factors occur our business, financial condition and results of operations, including revenues, could be materially adversely affected. We are subject to a series of risks related to climate change. There are inherent climate-related risks wherever business is conducted. Certain of our facilities, as well as third-party infrastructure on which we rely, are located in areas that have experienced, and are projected to continue to experience, various meteorological phenomena (such as drought, heatwaves, wildfire, storms, flooding, freezes, and winter storms, among others) or other catastrophic events that may disrupt our or our suppliers’ operations (as well as grid connections), require us to incur additional operating or capital expenditures, result in facility shutdowns, decrease productivity, result in operational risks and increased risks to employee safety, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency and/or intensity of such events. For example, in certain areas, there has been an increase in power shutoffs associated with wildfire prevention. Climate change may also result in various chronic changes to the physical environment, such as changes to water levels, air quality, and/or ambient temperature and precipitation patterns. Physical risks may also compound and contribute to further or more intense impacts. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risk. For example, to the extent such events become more frequent or intense, we may not be able to procure insurance to cover all potential losses on terms we deem acceptable. Table of Contents 26

We are subject to certain risks associated with the energy transition. We anticipate there will be costs associated with transitioning to lower emissions technologies, as well as risks associated with newer technologies, including risks that particular technologies we invest in may not ultimately prove successful or financially viable, as well as other risks that may not presently be known to us. Similarly, the price and availability of various inputs for the products we offer, including electricity and various metals, vary in response to market trends, which may result in higher costs and/or operational disruptions, or other adverse impacts. These impacts may also be exacerbated by various responses from policymakers, including in manners that may for national security or other factors that do not promote the availability or affordability of such materials. Additionally, we expect to be subject to increased regulations, reporting requirements, standards, or expectations regarding the environmental impacts of our business. For example, policymakers in various jurisdictions, including the United States, United Kingdom, Australia, European Union, and the State of California, among others, have adopted or are considering adopting GHG pricing mechanisms, GHG emission limits, and/or requirements for the disclosure of certain climate-related information, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors (“Board”). Such regulations may also impact our supply chain and the cost of various materials used in our offerings; while we are working to find alternatives to certain materials, we cannot guarantee that we will be able to find suitable alternatives at a cost, quality, or timeframe that is acceptable to us. Government efforts to promote climate resiliency may also result in increased regulatory obligations across a range of laws, not all of which may be primarily climate-related. The expectations of various stakeholders, including customers and employees, regarding such matters likewise continues to evolve. For more information, see our risk factor titled “Increasing attention to, and scrutiny of, environmental, social, and governance matters could increase our costs, harm our reputation, impact our share price or access to or cost of capital, or otherwise adversely impact our business.” Changing market dynamics, global and domestic policy developments, and the increasing frequency and impact of meteorological phenomena have the potential to disrupt our business, the business of our suppliers and/or customers, or otherwise adversely impact our business, financial condition, or results of operations. Fuel prices, including volatility in the cost of diesel or natural gas or a prolonged period of low gasoline and natural gas costs, could decrease incentives to transition to renewable energy. A portion of the current and expected demand for renewable energy results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of the United States on oil from unstable or non-aligned countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as concerns about climate change resulting in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreases significantly, the outlook for the long-term supply of oil to the United States improves, the government eliminates or modifies its regulations or economic incentives related to fuel efficiency and alternative forms of energy or there is a change in the perception in the cost-benefit analysis regarding the effects of burning fossil fuels on the environment, the demand for renewable energy, including energy storage products such as ours, could be reduced, and our business and revenue may be harmed. Diesel, gasoline, natural gas, and other petroleum-based fuel prices have historically been extremely volatile, and it is difficult to ascertain whether such volatility will continue to persist. Lower gasoline and natural gas costs over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives, such as wind and solar, should be developed and produced. If gasoline or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for renewable energy may decrease notwithstanding incentives to transition to renewable energy, which would have an adverse effect on our business, prospects, financial condition and results of operations. Our insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover all of our significant risks, which could adversely affect our profitability and overall financial position. We endeavor to obtain insurance to cover significant risks and liabilities (including, for example, natural disasters, cybersecurity, defective hardware and software and products liability). Not every risk or liability can be insured, and insurance coverage is not always reasonably available. The policy limits and terms of coverage reasonably obtainable may not be sufficient to cover actual losses or liabilities. Even if insurance coverage is available, we are not always able to obtain it at a price or on terms acceptable to us or without increasing exclusions. Disputes with insurance carriers over the availability of coverage, and the insolvency of one or more of our insurers may affect the availability or timing of recovery, as well as our ability to obtain insurance coverage at reasonable rates in the future. In some circumstances we may be entitled to certain legal protections or indemnifications from our suppliers through contractual provisions, laws or otherwise. However, these protections are not always available, are difficult to negotiate and obtain, are typically subject to certain terms or limitations, including the availability of funds, and may not be sufficient to cover our losses or liabilities. If Table of Contents 27 insurance coverage, customer indemnifications and/or other legal protections are not available or are not sufficient to cover risks or losses, it could have a material adverse effect on our financial position, results of operations and/or cash flows. Risks Related to Our Financial Condition and Liquidity Material weaknesses in our internal control over financial reporting could have a significant adverse effect on our business and the price of our common stock. As a public reporting company, we are subject to the rules and regulations established from time to time by the SEC and NYSE. These rules and regulations require, among other things, that we have, and periodically evaluate, procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Likewise, our independent registered public accounting firm is required to provide an attestation report on the effectiveness of our internal control over financial reporting. In connection with the preparation of our financial statements and the audit of our financial results for 2022, we had identified a material weakness in our internal controls relating to the recognition of revenue from certain licensing contracts. Although the material weakness has been remediated as of December 31, 2023, there can be no assurance that we will not identify additional material weaknesses in the future. In future periods, if our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting, or if additional material weaknesses in our internal control over financial reporting are identified, we may be required to restate our financial statements and could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and the price of our common stock. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition. Furthermore, our business has grown rapidly over the last several years and may continue to grow in the future. In the event of further growth, our internal controls over financial reporting may not be adequate to support our operations. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities, which would require additional financial and management resources. We are an early stage company with a history of losses, and expect to incur significant expenses and continuing losses for the foreseeable future, and we may not be able to achieve profitability in the future. Since our inception in October 2017, we have incurred significant net losses and have used significant cash in our business. As of December 31, 2023 and 2022, we had accumulated deficits of $248.1 million and $147.3 million, respectively, and net losses of $98.4 million and $78.3 million, respectively, for the years ended December 31, 2023 and 2022. We expect to continue to expand our operations, including by investing in manufacturing, sales and marketing, research and development and infrastructure to support our growth. We anticipate that we will incur net losses for the foreseeable future and there is no guarantee that we will achieve or maintain profitability. Our ability to achieve and maintain profitability in the future will depend on a number of factors, including: • successfully implementing our products on a commercial scale; • achieving meaningful sales volume; • the successful and timely development of our suite of software solutions; • attracting customers; • expanding into geographical markets; • the ability of future customers to obtain financing in a timely basis and with attractive terms to enable them to purchase our solutions; • continuing to improve the expected useful life of our GESS technology and reducing our warranty servicing costs; • the cost of producing our energy storage systems; Table of Contents 28

• successful continued development and deployment of our energy storage systems, including our GESS, BESS, and HESS; • ability to execute on our strategy to reduce costs, in the amount and on the timing projected; • ability to add waste material, such as coal ash and wind turbine blades, in the production of mobile masses; • improving the efficiency and predictability of our construction processes; • entering into agreements with suppliers and service providers for the maintenance of our systems and other strategic relationships; • improving the effectiveness of our sales and marketing activities and any independent sales representatives that we may engage; • attracting and retaining key talent in a competitive marketplace; • the amount and timing of stock-based compensation expenses; • identifying new opportunities for other business to integrate our product into their operations; • fluctuations in the costs of steel and raw materials, including due to the enactment of tariffs in various countries (including the U.S.); • legal and commercial acceptance of the incorporation of waste material (including, but not limited to, coal ash) into our mobile masses; and • delays associated with obtaining construction permits and potential regulatory review. The implementation of our business plan and strategy may require additional capital. If we are then unable to achieve sufficient sales to generate that capital or otherwise raise capital, it may create substantial doubt about our ability to pursue our business objectives and achieve profitability or to continue as a going concern. If adequate capital is not available to us, including due to the cost and availability of funding in the capital markets, our business, operating results and financial condition may be harmed. The development, design, construction, and sale of our energy storage systems is a capital-intensive business. As a result, we can be expected to continue to incur substantial operating expenses without generating sufficient revenues to cover expenditures. Over time, we may need to raise additional funds, including through entry into new joint venture arrangements, through the issuance of equity, equity-linked or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as research and development relating to our products and technologies, the construction and tooling of prototypes, the implementation of our systems for our future customers, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected. Disruptions in the global capital markets and credit markets as a result of an economic downturn, economic uncertainty, changing interest rate yield curves, changing or increased regulations, or failures of significant financial institutions could adversely affect our cash resources or access to additional capital needed for business in the future. The Company maintains the majority of its cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits are invested in short duration U.S. Treasury bills, money market funds holding U.S. Treasury bills, and similarly rated agency indebtedness. If adequate capital is not available to us, it may create substantial doubt among third parties, including suppliers and potential customers, about our ability to pursue our objectives, to achieve profitability or to continue as a going concern. Such doubt could materially and adversely impact our business, reputation and prospects. Our energy storage systems involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business. Moreover, the long sales cycles for our energy storage systems and other factors may result in significant fluctuations in our results from period to period. While our customers are increasingly familiar with our technology, the period between initial discussions with a potential customer and the sale of even a single product typically depends on a number of factors, including the potential customer’s attitude towards innovative products, their budget and decision as to the type of financing it chooses to use, as well as the arrangement of such financing. While our customers are evaluating our products, we have incurred, and expect to continue to incur, substantial sales, marketing, and research and development expenses to customize our products to the customer’s needs. As a result, these long sales cycles may cause us to incur significant expenses without ever receiving revenue to offset those expenses Table of Contents 29

This lengthy decision making process is followed by substantial fulfillment periods. Currently, we believe the time between the entry into a sales contract with a customer and the installation of our EVx systems could range from 18 to 36 months and BESSs could range from 9 to 18 months, in each case subject to significant risks. These lengthy sales and installation cycles increase the risk that our customers fail to satisfy their payment obligations or cancel orders before the completion of the transaction or delay the planned date for installation. In addition, we expect that long sales cycles and the expected limited number of customers for our energy storage systems will cause fluctuations in our operating results from period to period. As a result of how we recognize revenue and other factors beyond our control, small fluctuations in the timing of the completion of our sales transactions could also cause operating results, financial condition and results of operations to vary materially from period to period. In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis: • fluctuations in costs associated with the first few groups of energy storage systems that we deploy; • the timing of customer installations of our energy storage systems, which may depend on many factors such as availability of inventory, product quality or performance issues, or local permitting requirements, utility requirements, environmental, health and safety requirements, weather and customer facility construction schedules, customer interconnection timing, availability and schedule of our third-party general contractors; • size of particular customer installations and number of sites involved in any particular quarter; • delays or cancellations of purchases and installations; • the timing of when control of uninstalled materials transfers to the customer; • fluctuations in our service costs; • weaker than anticipated demand for our energy storage systems due to changes in government regulation, incentives and policies; • weaker than anticipated demand for our energy storage systems due to our customers’ inability to finance their projects; • interruptions in our supply chain; • the timing and level of additional purchases by existing customers; • unanticipated expenses incurred due to changes in governmental regulations, permitting requirements by local authorities at particular sites, utility requirements and environmental, health and safety requirements; • disruptions in our sales, production, service or other business activities resulting from our inability to attract and retain qualified personnel; • shortage of raw materials from our suppliers and associated price increases due to fluctuations in commodities prices; and • availability of spare parts from our suppliers. Finally, our revenue, key operating metrics, and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock. Our total backlog and bookings may not be indicative of our future revenue, which could have a material adverse impact on our business, financial condition, and results of operations. Our backlog represents the amount of revenue we expect to realize in the future on uncompleted construction contracts, including new contracts under which work has not yet begun, as well as the remaining revenue to be recognized under the Company’s intellectual property licensing agreements. As of December 31, 2023, backlog totaled $144.2 million. Our bookings represents the aggregate contracted value for energy storage systems, tolling arrangements, and license and service agreements signed. The aggregate contracted value excludes any potential future variable payments or royalties. For the year ended December 31, 2023, bookings totaled $205.8 million. There can be no assurance that our backlog and bookings will result in actual revenue in the future in any particular period. This is because the actual receipt, timing, and amount of revenue under contracts included under backlog and bookings are subject to various contingencies, many of which are beyond our control. Our failure to realizing revenue from contracts included in the total amounts estimated under backlog and bookings could have a material adverse impact on our business, financial condition and results of operations. Table of Contents 30

In addition, our contracts with customers are subject to cancellation. Generally, a customer can cancel an order prior to installation, and, notwithstanding the fact that a customer’s termination for convenience will obligate the customer to pay us certain fees, we may be unable to recover some of our costs in connection with design, permitting, installation, and site preparations incurred prior to cancellation. Cancellation rates in our industry could increase in any given period, due to factors outside of our control including an inability to install an energy storage system at the customer’s chosen location because of permitting or other regulatory issues, unanticipated changes in the cost or availability of alternative sources of electricity available to the customer, or other reasons unique to each customer. Our operating expenses are based on anticipated sales levels, and certain of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business could be materially and adversely affected. Our ability to use net operating losses and other tax attributes to offset future taxable income may be subject to certain limitations. As of December 31, 2023, we had approximately $55.2 million, $38.6 million, and $79.1 million of federal, state and foreign net operating loss (“NOL”) carryforwards, respectively, that will generally carry forward to offset future taxable income (if any), until such NOLs expire (if at all). The federal NOL carryforwards do not expire, but are subject to limitation on their use equal to 80% of the taxable income in the year of use. The state NOL carryforwards will begin to expire, if unutilized, beginning in 2039. The foreign NOL carryforwards will begin to expire, if unutilized, beginning in 2025. Additionally, as of December 31, 2023, the Company had federal and state research tax credit carryforwards of and $2.0 million and $0.6 million, respectively. The federal research tax credit carryforwards will begin to expire, if unutilized, in 2042. The state tax research credits do not expire. Our NOL carryforwards are subject to review and possible adjustment by the applicable tax authorities. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of subsequent changes in our stock ownership, some of which are outside our control. Similar provisions of state and foreign tax law may apply and future regulatory changes could also limit our ability to utilize NOL carryforwards. Accordingly, we may not be able to utilize a material portion of our NOL carryforwards to offset future taxable income. Changes in tax laws and regulations may have a material adverse effect on our business, financial condition, and result of operations. New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, which could affect the tax treatment of any of our future U.S. and non-U.S. earnings. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. Generally, future changes in applicable U.S. and non-U.S. tax laws and regulations, or their interpretation and application, potentially with retroactive effect, could have an adverse effect on our business, financial conditions, and results of operations. We are unable to predict whether such changes will occur and, if so, the ultimate impact on our business. We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment. Unexpected risks may arise that cause us to write down or write off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be noncash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject. Accordingly, our stockholders could suffer a reduction in the value of their shares. Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenue or expenses. The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenues or expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect our reported amounts of assets, liabilities, income, revenues and expenses during the reporting periods. If we make incorrect assumptions or estimates, our reported financial results may be over- or understated, which could materially and adversely affect our business, financial condition and results of operations. Table of Contents 31

Risks Related to Our Intellectual Property and Technology We may be unable to protect, defend, maintain or enforce intellectual property rights on which our business depends, including as against existing or future competitors, which may adversely affect our growth and success. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and other contractual provisions with our customers, suppliers, employees, and others to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our owned or licensed intellectual property rights could be challenged, invalidated, or circumvented, and we may be unable to detect when our intellectual property rights are infringed or misappropriated. Additionally, we may be unable to effectively assert our intellectual property rights or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition or operating results. The laws of some countries do not protect intellectual property rights as fully as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Further, we have not established our intellectual property rights in all countries in the world, and competitors may copy our designs and technology and operate in countries in which we have not prosecuted out intellectual property. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, and competitors’ ability to design around our intellectual property would enable competitors to offer similar or better batteries, in each case potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results. Our patents and patent applications, if issued, may not provide adequate protection to create a barrier to entry. The provisional and non-provisional patent applications that we own may not issue as patents or provide adequate protection to create a barrier to entry, which may hinder our ability to prevent competitors from selling products similar to ours. We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued or that our patents and any patents that may be issued to us in the future will afford sufficient protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules, and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents are issued, some foreign countries provide significantly less effective patent enforcement than in the United States. We intend to continue to regularly assess opportunities for seeking patent and other intellectual property protections for certain aspects of our technology, designs and methodologies that we believe provide a meaningful competitive advantage. However, our ability to do so may be limited until such time as we are able to generate sufficient cash flow from operations or otherwise raise sufficient capital to continue to invest in our intellectual property. For example, maintaining patents in the United States and other countries requires the payment of maintenance fees, which may result in loss of our patent rights if we are unable to pay. If we are unable to so invest in our intellectual property, our ability to protect it or prevent others from infringing on our proprietary rights may be impaired. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which could increase our costs and may adversely affect our business, our prospects, and our operating results. We may be subject to third-party claims of infringement, misappropriation or other violation of intellectual property rights, or other claims challenging our agreements related to intellectual property, which may be time-consuming and costly to defend, and could result in substantial liability. Companies, organizations, or individuals, including our competitors, hold numerous patents or other intellectual property rights related to technology used in our industry, some of which may prevent, limit, or interfere with our ability to make, use, develop, or sell our products or services, which could make it more difficult for us to operate our business. Those holding intellectual property rights allegedly relating to our products or services could, in the future, make claims or bring suits alleging infringement, misappropriation, or other violations of such rights, or otherwise assert their rights by seeking royalties or injunctions, which may become more likely if we gain greater recognition in the market. If a claim is Table of Contents 32 successfully brought in the future and we or our products or services are determined to have infringed, misappropriated, or otherwise violated a third party’s intellectual property rights, we may be required to do one or more of the following: • cease selling or using our products or services that incorporate the challenged intellectual property; • pay substantial damages (including treble damages and attorneys’ fees if our infringement is determined to be willful); • obtain a license from the holder of the relevant intellectual property rights, which may not be available on reasonable terms or at all; or • redesign our products, services, or means of production, which may not be possible or cost-effective. Any of the foregoing could adversely affect our business, prospects, operating results, and financial condition. In addition, any litigation or claims, whether or not valid, could harm our reputation, result in substantial costs and divert resources and management attention. We also license technology from third parties and incorporate components supplied by third parties into our products. We may in the future face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may in some cases seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers’ resources may be unavailable or insufficient to cover our costs and losses. We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed proprietary information or know-how of their current or former employers or claims asserting ownership of what we regard as our own intellectual property rights. Many of our employees, consultants, and advisors are currently or were previously employed or engaged at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property rights, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property rights to execute agreements assigning such intellectual property rights to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property rights that we regard as our own. Additionally, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property rights. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects. We utilize open-source software, which may pose particular risks to our proprietary software and solutions. We use open-source software in our solutions and will use open-source software in the future. Companies that incorporate open-source software into their solutions have, from time to time, faced claims challenging the use of open-source software and compliance with open-source license terms. Some licenses governing the use of open-source software contain requirements that we make available source code for modifications or derivative works we create based upon the open- source software, and that we license such modifications or derivative works under the terms of a particular open-source license or other license granting third parties certain rights of further use. By the terms of certain open-source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available to others under open-source licenses or other unfavorable license terms. Although we monitor our use of open-source software, we cannot assure you that all open-source software is reviewed prior to use in our solutions, that our developers have not incorporated open-source software into our solutions, or that they will not do so in the future. Additionally, the terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solutions as currently marketed or provided. Companies that incorporate open- source software into their products have, in the past, faced claims seeking enforcement of open-source license provisions and claims asserting ownership of open-source software incorporated into their product. If an author or other third party were to allege that we had not complied with the conditions of an open-source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our software. As a result of our current or future use of open- Table of Contents 33 source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our solutions, discontinue making our solutions available in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition, and results of operations. Cyberattacks and other security breaches affecting, or significant interruptions to, information technology systems on which we rely could have an adverse effect on our business, operations and financial condition, including through harm to our reputation and exposure to liability. In the ordinary course of our business, we collect, store, and transmit confidential information, including intellectual property, proprietary business information, and personal information of customers, our employees, and contractors (collectively, “Confidential Information”). We also rely on computer systems, hardware, software, technology infrastructure, and online sites and networks for both internal and external operations that are critical to our business and the operation of our energy storage systems (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT Systems and Confidential Information, including computer malware and viruses (e.g., ransomware), malicious code, misconfigurations, bugs or other vulnerabilities, physical or electronic break-ins, cyberattacks, phishing attacks and other social engineering schemes, employee theft or misuse, human error, fraud, denial or degradation of service attacks and attacks by sophisticated nation- state and nation-state-supported actors, terrorism, war, infrastructure changes and capacity constraints, telecommunication and electrical failures, and similar attacks or disruptions. Any of these could lead to interruption and delays in our services and operations and the loss, misuse or theft of Confidential Information. Such attacks against online networks have become more prevalent and there is an increased likelihood they may occur on our IT Systems or those of our third-party service providers in the future. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques— including artificial intelligence—that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. Due to the political uncertainty involving Russia and Ukraine, there is an increased likelihood of an escalation of tensions that could result in cyberattacks or cybersecurity incidents that may either directly or indirectly impact our operations. We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, any successful attempt by cyberattackers or other disruption to our services or IT Systems, could harm our business, result in regulatory investigations and enforcement actions, expose us to legal liability, cause us to incur material costs, including to provide required notifications to third-parties including data subjects, result in the misappropriation of funds or other intellectual property, be expensive to investigate and remedy and damage our reputation or brand and ability to attract and retain customers. Insurance may not be sufficient to cover significant expenses and losses related to cyberattacks or other interruptions to our systems. Efforts to prevent cyberattackers from entering IT Systems are expensive to implement, and there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information, and we may not be able to ensure the implementation or enforcement of the same with respect to our third- party vendors. We continue to implement processes and procedures designed to enable us to quickly recover from a disaster or catastrophe and continue business operations. We have tested this capability under controlled circumstances, however, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyber incident, disaster or catastrophe, especially during peak periods, which could cause additional reputational damage, or loss of revenues, any of which could adversely affect our business, results of operations, and financial results. In addition, we have experienced rapid growth and may continue to grow in the future. In the event of such growth, our IT Systems may not be adequate, as currently designed, to protect us from data security breaches and other disruptions. In the Table of Contents 34 future our energy storage systems and any digital platform that we develop may experience outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. We may also face changes in our energy storage systems, which could lead to damages, accidents and or system disruptions. We may in the future experience blackmail for our proprietary software or any software underpinning any digital platform that we may develop, which could shut down operation of our IT Systems, those of our potential customers, or cause other damage to such systems. We have service agreements with data center providers and other third-party service providers, and interruptions to their services, their network providers or with the systems allocating capacity among their users, including us, could adversely affect our ability to serve our customers or perform our administrative work. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. In the event that our agreements with any of our third-party service providers are terminated, or we add additional cloud infrastructure service providers, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new cloud infrastructure service providers. Any of the above circumstances or events may harm our reputation and brand or increase our costs, and adversely affect our business, financial condition, and results of operations. Our systems include complex software and technology systems and do not have a meaningful history of operation, and there can be no assurance such systems and technology will perform as expected or that software, engineering or other technical defects will not be discovered until after a system is installed and operated by a customer. If our energy storage systems contain engineering or construction defects, our business and financial results could be harmed. In addition, the development and updating of these systems will require us to incur potentially significant costs and expenses. To date, we have deployed two fully operational BESSs. Our products may contain defects in design, engineering, or construction that may cause them not to perform as expected or may require repair. An EVx system is unique proprietary technology to Energy Vault, and because one has not yet been fully constructed or deployed, we currently have no frame of reference by which to evaluate the performance of our EVx systems. Additionally, our energy storage systems use a substantial amount of software to operate which may require modification and updates over the life of such systems. Software products are inherently complex and often contain defects and errors when first introduced. These defects and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. Additionally, it is difficult for us to evaluate the manufacturing and construction of our energy storage systems until there are working examples that have been manufactured, constructed, and used by us and/or our customers. There can be no assurance that we will be able to detect and fix any defects in the hardware or software of our energy storage systems, and such defects may not become apparent until a system is installed and operated by a customer. Our energy storage systems may not perform consistent with customers’ expectations or consistent with other energy storage systems which may become available. Any product defects or any other failure of our energy storage systems to perform as expected could harm our reputation and result in negative publicity, lost revenue, delivery delays, product liability claims and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. Any defects, errors, or other vulnerabilities discovered in our software after release could allow third parties to manipulate or exploit our software, lower revenue, and expose us to claims for damages, any of which could seriously harm our business. We also could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, further development and updating of our energy storage systems will require us to incur potentially significant costs and expenses. Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and adversely affect our financial results. We anticipate that our customers will depend on our support organization to resolve any technical issues relating to the hardware and software included in our systems. In addition, our sales process is likely to depend highly on the quality of our hardware and software-enabled services, on our business reputation, and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could adversely affect our reputation, our ability to sell our products to existing and prospective customers, and our business, financial condition and results of operations. Table of Contents 35

We intend to offer technical support services alongside our systems. While we have a designated team of engineers to support our customers, they may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. At our current stage, it is difficult to predict demand for technical support services and if demand were to increase significantly beyond our expectations, we may be unable to provide satisfactory support services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our business, financial condition and results of operations. If any of our products are or are alleged to be defective in design or manufacturing or experience other failures, we may be compelled to undertake corrective actions, which could adversely affect our business, prospects, operating results, reputation and financial condition. Our energy storage systems are complex and incorporate technology and components that may contain design and manufacturing-related defects and errors and may in the future contain undetected defects or errors. Additionally, we have limited experience from which to evaluate the long-term performance of our energy storage systems. There can be no assurance that we will be able to detect and fix any defects in any of our energy storage system systems prior to the sale to potential consumers. Generally, we do not manufacture the components of our energy storage systems and we rely on suppliers and subcontractors to manufacture such components. We provide installation, construction, and commissioning services for our customers that purchase our products. Although we have implemented quality control initiatives to help prevent defects and issues, defects and issues may still occur in the future that may result in significant expenses or disruptions of our operations. Since we do not manufacture certain components of our energy storage systems, our ability to seek recourse for liabilities and recover costs from our suppliers and subcontractors depends on our contractual rights as well as the financial condition and integrity of such suppliers and subcontractors. Furthermore, our suppliers and subcontractors may be unable or not required to correct manufacturing defects or other failures of such components of our energy storage systems in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance, and our business reputation. For example in a GESS system, mobile masses may fall or the system may otherwise fail to perform as expected. For BESSs, on rare occasions, lithium-ion batteries can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion batteries. Any defective performance could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Additionally, negative public perception regarding the suitability of the components in our energy applications could adversely affect our business and reputation. Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business, financial condition, and results of operations: • expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate, or work around errors or defects; • significant re-engineering work; • loss of existing or potential customers or partners; • interruptions or delays in sales; • delayed or lost revenue; • delay or failure to attain market acceptance; • delay in the development or release of new functionality or improvements; • negative publicity and reputational harm; • sales credits or refunds; • security vulnerabilities, data breaches, and exposure of confidential or proprietary information; • diversion of development and customer service resources; • breach of warranty claims; Table of Contents 36

• legal claims and regulatory actions under applicable laws, rules, and regulations; and • the expense and risk of litigation. Risks Related to Government Regulation Our future financial performance may depend on the continued availability of rebates, tax credits and other financial incentives. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and harm our financial results. U.S. federal, state, local and foreign governments provide incentives to end users in the form of rebates, tax credits, and other financial incentives, such as system performance payments and payments for renewable energy credits associated with renewable energy generation. The range and duration of these incentives varies widely by jurisdiction. Our business may rely on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of our energy storage systems for our customers. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. These reductions or terminations may occur without warning. The reduction, elimination, or expiration of such incentives therefore could harm our business and cash flows. In August 2022, the United States passed the IRA, which includes a number of government incentives that support the adoption of energy storage products and services and are anticipated to benefit the Company and its operations. Forthcoming additional guidance to implement the IRA from the U.S. Department of Treasury and other federal administrative agencies could be drafted in such manner that would not be as anticipated and may be adverse to the Company’s interests. We could be liable for environmental, health, and safety (“EHS”) issues resulting from our operations, which could impact our reputation, our business, and our operating results. We are subject to EHS laws and regulations in jurisdictions in which we operate, including those governing worker safety and the disposal of hazardous materials and wastes. EHS laws also cover other topics, such as emissions to air, water (including groundwater), and soil, noise, and impacts to natural resources, including various wildlife species, or areas, any of which we may be or become subject to in connection with our operations and projects. EHS laws and regulations can be complex and often change. These laws can give rise to strict, joint and several liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines, and penalties. Capital and operating expenses needed to comply with EHS laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages. Our operations involve the use of hazardous, flammable, and explosive materials in our battery and green hydrogen storage solutions. Our operations also produce hazardous wastes. We cannot eliminate the risk of contamination or injury from the generation, transportation, or disposal of such materials. In the event of contamination or injury resulting from our or our third-party manufacturers’ use of, or associated with the transportation or disposal of, hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from exposure to hazardous materials with a policy limit that we believe is customary for similarly situated companies and adequate to provide us with insurance coverage for foreseeable risks; however, this insurance may not provide adequate coverage against potential liabilities and not all workers have or may agree to our workers’ compensation policy. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous materials. In addition, maintaining compliance with applicable EHS laws requires significant time and management resources and could cause delays in our ability to build out, equip and operate our facilities as well as service our installed energy storage systems, which would adversely impact our business, our prospects, our financial condition, and our operating results. In addition, EHS laws and regulations such as the Comprehensive Environmental Response, Compensation and Liability Act in the United States impose liability on several grounds including for the investigation and cleanup of contaminated soil and ground water, for building contamination, for impacts to human health and for damages to natural resources. We could incur liability under EHS laws and regulations if contamination is discovered in the future at properties formerly or currently owned, leased or operated by us, or properties to which hazardous substances were sent by us, . As noted above, such liability can be strict, joint and several. We are subject to various occupational health and safety laws which may require us to incur additional costs, disrupt operations, or otherwise adversely impact our business. Many of our customers who have agreed to purchase our energy storage systems have high standards, and any EHS noncompliance by us could harm our reputation and impact a current or potential customer’s buying decision. Additionally, in many cases we contractually commit to performing all necessary installation work on a fixed-price basis, and Table of Contents 37 unanticipated costs associated with environmental remediation, worker safety, and/or EHS compliance expenses may cause the cost of performing such work to exceed our revenue. The costs of complying with EHS laws, regulations, and customer requirements, and any claims concerning noncompliance or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or our operating results. Action by governmental authorities and local residents to restrict construction or use of our systems or the projects/ facilities that rely on our systems in their localities could substantially harm our business and financial results. In the United States and elsewhere, the construction and implementation of our systems is subject to local laws, regulations, rules and agreements regarding zoning, permitting and land use. From time to time, various interest groups lobby for or against amendments to such rules that would allow potential customers to implement our systems in locations desirable to them. In certain cases, potential customers may need to petition for changes or waivers to such rules in order to be allowed to implement our systems. In all cases, governmental authorities and local residents may oppose the implementation of our systems by our potential customers, which could cause delays, potential damage to our relationships with customers and increased costs to us and our customers. If laws, regulations, rules, or agreements significantly restrict or discourage our potential customers in certain jurisdictions from purchasing and implementing our systems, or such customers from constructing the projects/facilities that will utilize our systems, it would have a material adverse effect on our business, results of operations, and financial condition. In addition, future macroeconomic pressures and public policy concerns could continue to lead to new laws and regulations, or interpretations of existing laws and regulations, that could limit our future customers’ use of our systems. Any actual or perceived failure to comply with laws, regulations and rules relating to privacy, information security, and data protection could subject us to liability, damage our reputation, increase our costs and otherwise adversely affect our business opportunities, results of operations and financial condition. In addition, the ongoing costs of complying with such laws, regulations and rules could be significant. We are and may become subject to various state, federal and foreign laws regarding privacy, information security and data protection. In particular, our handling of data relating to individuals is subject to a variety of laws and regulations relating to privacy, data protection, and information security, and we may become subject to additional obligations, including contractual obligations, relating to our maintenance and other processing of this data. For example, the European Union’s General Data Protection Regulation, imposes stringent requirements for processing the personal data of individuals within the European Economic Area (“EEA”) or in the context of our activities within the EEA and provides for significant penalties, among other things, for noncompliance. In the U.S., certain states have adopted privacy and security laws and regulations, which govern the privacy, processing and protection of personal information. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, creates individual privacy rights for California individuals (including employees), increases the privacy and security obligations of entities handling certain personal information, and creates a new California data protection agency authorized to issue substantive regulations which could result in increased privacy and information security enforcement. Laws, regulations, and other actual and potential obligations relating to privacy, data protection, and data security are evolving rapidly, and the regulatory landscape regarding privacy, data protection, and data security is likely to remain uncertain for the foreseeable future. We expect to be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs in the future, and it is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. Any actual or perceived inability to adequately address privacy and security concerns or comply with applicable privacy and information security laws, rules and regulations, our internal policies and procedures, or our contracts governing our processing of personal information, could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have an adverse effect on our business, prospects, results of operations, financial position and reputation. We are subject to anti-bribery, anti-corruption, including the U.S. Foreign Corrupt Practices Act, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, any of which would adversely affect our business, financial condition and results of operations. We are subject to anti-corruption, anti-bribery, and other similar laws and regulations in various jurisdictions in which we operate, including the U.S. Foreign Corrupt Practices Act (“FCPA”), and other anti-corruption laws and regulations. These laws generally prohibit us and our officers, directors, employees and business partners acting on our behalf, including Table of Contents 38 agents, from corruptly offering, promising, authorizing or providing anything of value to obtain or retain business or otherwise obtain favorable treatment and require companies to maintain accurate books and records and a system of internal controls or adequate procedures to prevent bribery. We are also subject to economic sanctions laws, export control laws and regulations, as well as customs regulations, in the various jurisdictions in which we operate, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, His Majesty’s Treasury of the United Kingdom, the United Nations Security Council, the European Union (and its member states) and other relevant sanctions authorities. We have implemented and maintain policies and procedures designed to promote compliance by us and our directors, officers, employees, representatives, consultants and agents with the FCPA, the Bribery Act and other anti-corruption laws, as well as economic sanctions and export controls. We cannot assure you, however, that any such policies and procedures will be sufficient or that directors, officers, employees, representatives, consultants and agents have not engaged, and will not engage, in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged, and will not engage, in conduct that could materially affect their ability to perform their contractual obligations to us or result in our being held liable for such conduct. Violations of the FCPA, Bribery Act, other anti-corruption laws, economic sanctions, export control laws and/or anti-money laundering and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, as well as damage to our business continuity or brand, which could have a material adverse effect on our business, financial condition and results of operations. Changes in regulatory enforcement policies and priorities may negatively impact the management of our business, results of operations, and ability to compete. Energy and EHS regulation is constantly changing, and changes in policy, changes in interpretation or enforcement of existing laws or regulations applicable to our business, or reexamination of current practices, could adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices, affect retention of key personnel, or expose us to additional costs (including increased compliance costs and/or customer remediation). Regulatory changes also may require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business. We are subject to licensing, permitting, and operational requirements that result in substantial compliance costs, and our business would be adversely affected if we fail to obtain or maintain required licenses or if our licenses are impaired. Our business is subject to numerous federal, state, and local laws and regulations in the jurisdictions in which we operate. In particular, our business is subject to oversight and regulation under local ordinances, building, zoning and fire codes, EHS regulations, utility interconnection requirements, and other rules and regulations. Such licenses, permits, and approvals often require us to operate in ways that incur substantial compliance costs. We have obtained certain permits and are in the process of obtaining additional permits for the energy storage systems that we are constructing. Although we have obtained certain required permits and believe that obtaining and renewing any remaining permits and/or licenses will be routine, we can provide no assurance that all required permits and/or licenses will be obtained or renewed in a timely manner. Our failure to hold a given permit or certificate would impair our ability to perform our obligations under our customer contracts. The number of laws affecting our business continues to grow. If our licenses or permits were impaired, whether by expiration, nonrenewal, modification, or termination, our business would be adversely impaired. We can give no assurances that we will properly and timely comply with all laws and regulations that may affect us. If we fail to comply with these laws and regulations, we may be subject to legal penalties, which would adversely affect our business, prospects, and results of operations. In addition, governments, often acting through state utility or public service commissions, change or adopt different rates for commercial customers on a regular basis. These changes could affect our ability to deliver cost savings to future customers for the purchase of our energy storage systems. Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity and requirements resulting in increased expenses. We have been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. In addition, since our energy storage system is a new type of product in a nascent market, we may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation. Table of Contents 39

Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. To the extent such proceedings also generate negative publicity, our reputation and business could also be adversely affected. In addition, handling compliance issues and the settlement of claims could adversely affect our financial condition and results of operations. Government reviews, inquiries, investigations, and actions could harm our business or reputation. As we operate in various locations around the world, our operations in certain countries are subject to significant governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to our business is evolving, and officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, we receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about our business and compliance with laws, regulations or standards. Any determination that our operations or activities, or the activities of our employees, are not in compliance with existing laws, regulations or standards could result in the imposition of substantial fines; civil or criminal liability; interruptions of business; loss of supplier, vendor, customer or other third-party relationships; termination of necessary licenses and permits; or similar results; all of which could potentially harm our business and/or reputation. Even if an inquiry does not result in these types of determinations, regulatory authorities could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business and could create negative publicity, which could harm our business and/or reputation. Risks Related to Ownership of Energy Vault’s Securities Concentration of ownership among our executive officers, directors, and their affiliates may prevent new investors from influencing significant corporate decisions. As of December 31, 2023, our executive officers, directors and their affiliates as a group beneficially own approximately 30.6% of our outstanding common stock. As a result, these stockholders are able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, appointment and removal of officers, any amendment of the amended and restated certificate of incorporation and approval of mergers and other business combination transactions requiring stockholder approval. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders. The Company qualifies as an “emerging growth company” within the meaning of the Securities Act, and in reliance on SEC guidance, takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, as well as “smaller reporting companies,” which could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies. We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, the Company is eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on- pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. The Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2026. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as the Company is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, the Company may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Even after the Company no longer qualifies as an emerging growth company, we may in the future qualify as a “smaller reporting company,” which would allow it to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements, Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. Moreover, smaller reporting companies may choose to present only the two most recent fiscal years of audited Table of Contents 40 financial statements in their Annual Reports on Form 10-K. Although the Company determined that it did not qualify as a “smaller reporting company” as of its 2023 determination date, in reliance on SEC guidance, it has chosen to continue to use certain of the scaled disclosures in this Annual Report on Form 10-K, and will begin providing non-scaled larger company disclosures in its first Form 10-Q for the 2024 fiscal year. Investors may find the Company’s common stock less attractive because the Company will rely on these exemptions, which may result in a less active trading market for our common stock and its price may be more volatile. There can be no assurance that our common stock will be able to continue to comply with the continued listing standards of the NYSE. The shares of our common stock and warrants are listed on the NYSE. If the NYSE delists the common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including: • a limited availability of market quotations for our securities • a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock; • a limited amount of analyst coverage; and • a decreased ability to issue additional securities or obtain additional financing in the future. We expect to continue incurring significant increased expenses and administrative burdens as a public company, which could negatively impact our business, financial condition and results of operations. We expect to continue incurring increased legal, accounting, administrative and other costs and expenses as a public company. We expect such costs and increases to be increased further after we are no longer an emerging growth company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require us to carry out activities we have not done previously. In addition, expenses associated with SEC reporting requirements are being incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a significant deficiency or material weaknesses in the internal control over financial reporting), we could incur additional costs to rectify those issues, and the existence of those issues could adversely affect our reputation or investor perceptions. In addition, we maintain director and officer liability insurance, which has substantial premiums. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs. If, securities or industry analysts cease publishing research or reports about the Company, its business, or its market, or if they change their recommendations regarding the Company’s securities adversely, the price and trading volume of the Company’s securities could decline. Research and reports that industry or securities analysts publish about the Company, its business, market or competitors may influence the public market for our securities. If securities or industry analysts cease coverage of the Company, the price and trading volume of our publicly traded securities would likely be negatively impacted. If any of the analysts who may cover the Company adversely change their recommendation regarding our securities, or provide more favorable relative recommendations about our competitors, the price of the our publicly traded securities would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on us, the Company could lose visibility in the financial markets, which in turn could cause the price or trading volume of our publicly traded securities to decline. Because we have no current plans to pay cash dividends on the Company’s common stock for the foreseeable future, you may not receive any return on investment unless you sell the Company’s common stock for a price greater than that which you paid for it. The Company may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends will be made at the discretion of the Company’s Board and will depend on, among other things, the Company’s results of operations, financial Table of Contents 41 condition, cash requirements, contractual restrictions and other factors that the Company’s Board may deem relevant. In addition, the Company’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness it or its subsidiaries incur. As a result, you may not receive any return on an investment in the Company’s common stock unless you sell your shares of common stock for a price greater than that which you paid for it. The Company may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of the Company’s common stock. As of December 31, 2023, the Company had warrants outstanding to purchase an aggregate 5,166,666 of private warrants. In addition, as of December 31, 2023, the Company was able to issue an aggregate of up to 23,768,666 shares of common stock pursuant to our 2022 Equity Incentive Plan and 8,000,000 shares of common stock pursuant to our 2022 Employment Inducement Plan, which amounts are inclusive of previously granted awards and which may be subject to increase from time to time. The Company may also issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances. The issuance of additional shares or other equity securities of equal or senior rank would have the following effects: • existing stockholders’ proportionate ownership interest in the Company will decrease; • the amount of cash available per share, including for payment of dividends in the future, may decrease; • the relative voting strength of each previously outstanding share of common stock may be diminished; and • the market price of the Company’s common stock may decline. Our stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment. The trading price of our common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as the following: • our operating and financial performance and prospects; • our quarterly or annual earnings or those of other companies in our industry compared to market expectations; • conditions that impact demand for our services; • future announcements concerning our business, our customers’ businesses, or our competitors’ businesses; • the public’s reaction to our press releases, other public announcements, and filings with the SEC; • the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act or relying on “smaller reporting company” exemptions; • the size of our public float; • coverage by or changes in financial estimates by securities analysts or failure to meet their expectations; • market and industry perception of our success, or lack thereof, in pursuing our growth strategy; • strategic actions by us or our competitors, such as acquisitions or restructurings; • changes in laws or regulations which adversely affect the energy storage industry generally or Energy Vault specifically; • changes in accounting standards, policies, guidance, interpretations, or principles; • impacts from bank failures, reducing the financing options for the Company and its customers and suppliers; • changes in senior management or key personnel; • issuances, exchanges or sales, or expected issuances, exchanges, or sales of our capital stock; • changes in our dividend policy; • sales of shares of our common stock by significant shareholders; • adverse resolution of new or pending litigation against us; and Table of Contents 42

• changes in general market, economic, and political conditions in the United States and global economies or financial markets, including those resulting from inflation including the effects of upward changes to the interest rate curves, natural disasters, terrorist attacks, acts of war, and responses to such events. These broad market and industry factors may materially reduce the market price of our securities, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of the common stock is low. As a result, you may suffer a loss on your investment. If we fail to maintain proper and effective internal control over financial reporting as a public company, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline. Pursuant to Section 404 of the Sarbanes-Oxley Act, the report by management on internal control over financial reporting is on our financial reporting and internal controls. The rules governing the standards that must be met for management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, we may need to upgrade our information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we are unable to hire the additional accounting and finance staff necessary to comply with these requirements, we may need to retain additional outside consultants. If we, or our independent registered public accounting firm are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting, which could negatively impact the market price of our common stock. Activist stockholders may attempt to effect changes to our company, which could adversely affect our corporate governance, results of operations, and financial condition. Campaigns by stockholders to effect changes at publicly traded companies are sometimes led by investors through various corporate actions, including Board nominations and proxy contests. We may become subject to one or more campaigns by stockholders who desire to increase stockholder value in the short term. If we become engaged in a proxy contest with an activist stockholder in the future, our business and operations could be adversely affected as responding to such contests or other activist stockholder actions would be costly and time-consuming, and we would expect that such actions would disrupt our operations and divert the attention of management and our employees from executing our strategic plans and product launch. In addition, if individuals are elected to our Board with a specific agenda or without relevant experience or expertise, it may adversely affect the ability of the Board to function effectively, as well as our ability to effectively and timely implement our strategic plans, which are focused on building shareholder value. Any perceived uncertainties as to our future direction as a result of stockholder activism or changes to the composition of our Board may lead to the perception of a change in the direction of our business and instability or lack of continuity with respect to our products which may cause concerns for our customers or be exploited by our competitors. As a result, we could experience significant volatility and a decline of our stock price, the loss of potential business opportunities and difficulties in attracting and retaining qualified personnel and customers. Anti-takeover provisions in our certificate of incorporation, our bylaws and under Delaware law could make an acquisition of the Company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the Company’s current management. Our certificate of incorporation and our bylaws contain provisions that may delay or prevent an acquisition of the Company or a change in its management. These provisions may make it more difficult for stockholders to replace or remove members of its Board. Because the Board is responsible for appointing the members of the management team, these provisions could in turn frustrate or prevent any attempt by its stockholders to replace or remove its current management. In addition, these provisions could limit the price that investors might be willing to pay in the future for shares of Company common stock. Among other things, these provisions include: • the limitation of the liability of, and the indemnification of, its directors and officers; • a prohibition on actions by its stockholders except at an annual or special meeting of stockholders; • a prohibition on actions by its stockholders by written consent; and • the ability of the Board to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the Board. Table of Contents 43

Moreover, because the Company is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns 15% or more of its outstanding voting stock from merging or combining with the Company for a period of three years after the date of the transaction in which the person acquired 15% or more of the Company’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent a third party from acquiring or merging with the Company, whether or not it is desired by, or beneficial to, its stockholders. This could also have the effect of discouraging others from making tender offers for the Company’s common stock, including transactions that may be in its stockholders’ best interests. Finally, these provisions establish advance notice requirements for nominations for election to the Board or for proposing matters that can be acted upon at stockholder meetings. These provisions would apply even if the offer may be considered beneficial by some stockholders. ITEM 1B. UNRESOLVED STAFF COMMENTS None. ITEM 1C. CYBERSECURITY Cybersecurity Risk Management and Strategy We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan. We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (“NIST CSF”). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels, and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. Our cybersecurity risk management program includes: • risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment; • a security team principally responsible for managing our (i) cybersecurity risk assessment processes, (ii) security controls, and (iii) response to cybersecurity incidents; • the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; • cybersecurity awareness training of our employees, incident response personnel, and senior management; • a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and • a third-party risk management process for service providers, suppliers, and vendors who have access to our critical systems and information. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information, see our risk factor titled “Cyberattacks and other security breaches could have an adverse effect on our business and operations, harm our reputation, and expose us to liability.” Cybersecurity Governance Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program. The Audit Committee receives quarterly reports from the Chief Information Officer (“CIO”) on our cybersecurity risks. In addition, the CIO updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from the CIO on our cyber risk management program. Board members receive presentations Table of Contents 44 on cybersecurity topics from our CIO, internal security staff, or external experts as part of the Board’s continuing education on topics that impact public companies. Our management team, including the Chief Executive Officer (“CEO”), CIO, Chief Marketing Officer, and Chief Legal Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The CIO, in collaboration with the Audit Committee, has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Energy Vault’s CIO has more than 25 years of cybersecurity and risk management experience across multiple market verticals, including extensive experience overseeing critical and complex cybersecurity teams spanning multiple federal agencies and private industry. Further, the Audit Committee has a combined nine years of experience in organizational cybersecurity and risk management. Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the information environment. ITEM 2. PROPERTIES Our principal offices are located in Westlake Village, California, Vienna, Virginia, and Lugano, Switzerland. The Westlake Village office serves as our U.S. headquarters and the Lugano office serves as our international headquarters. The Westlake Village facility consists of approximately 15,767 square feet and is under a lease that expires in November 2028. The Lugano facility is under a lease that expires in July 2027. The Vienna facility is under a lease that expires in January 2025. ITEM 3. LEGAL PROCEEDINGS Energy Vault has been and continues to be involved in legal proceedings that arise in the ordinary course of business, the outcome of which, if determined adversely to Energy Vault, would not individually or in the aggregate have a material adverse effect on Energy Vault’s business, financial condition, and results of operations. From time to time, Energy Vault may become involved in additional legal proceedings arising in the ordinary course of its business. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. Table of Contents 45

PART II ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Market Information for Common Stock Our common stock is listed on the New York Stock Exchange under the ticker symbol “NRGV.” Prior to February 14, 2022 and before the completion of the Merger, Novus’ Class A common stock traded on the New York Stock Exchange under the ticker symbol “NXU.” Holders of Record At March 7, 2024, there were 123 holders of record of our common stock. Dividend Policy We have not paid any cash dividends on our common stock to date. The payment of cash dividends in the future is dependent upon our revenues and earnings, if any, capital requirements, the terms of any indebtedness, and general financial condition. The payment of any cash dividends will be within the discretion of the Board at such time. In addition, the Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Unregistered Sales of Equity Securities and Use of Proceeds There were no unregistered sales of the Company’s equity securities during 2023. Repurchase of Equity Securities There were no repurchases of the Company’s equity securities during 2023. ITEM 6. [RESERVED] ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The following discussion and analysis provide information which Energy Vault’s management believes is relevant to an assessment and understanding of Energy Vault’s consolidated results of operations and financial condition as of December 31, 2023 and for the fiscal year ended December 31, 2023. The discussion and analysis should be read together with our audited consolidated financial statements and related notes that are included elsewhere in this Annual report on Form 10-K. This discussion may contain forward-looking statements based upon Energy Vault’s current expectations that involve risks, uncertainties, and assumptions. Energy Vault’s actual results may differ materially from those anticipated in these forward-looking statements. You should review the section titled “Cautionary Note Regarding Forward-Looking Statements” for a discussion of forward-looking statements and the section titled “Risk Factors,” for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this Annual Report. Energy Vault’s historical results are not necessarily indicative of the results that may be expected for any period in the future. Unless the context otherwise requires, all references in this Annual Report to “we,” “our,” “us,” “the Company,” or “Energy Vault” refer to Energy Vault Holdings, Inc., a Delaware corporation, and its subsidiaries both prior to the consummation of and following the Merger (as defined below). Our Business Energy Vault develops and deploys utility-scale energy storage solutions designed to aid in the global transition to a clean energy future. Our Company’s comprehensive offerings include proprietary gravity, battery, and green hydrogen energy storage solutions, supported by our technology-agnostic energy management software solutions. We incorporate a customer-centric, solutions-based approach toward helping utilities, independent power producers, and large industrial energy users reduce their energy costs while maintaining power reliability. As the world transitions to an economy powered by increasingly intermittent renewable energy such as solar and wind, the ability to provide clean and affordable electricity to a growing global population will depend heavily on the ability to store and distribute energy at appropriate times. We are striving to create a world powered by renewable resources so that everyone will have access to clean, sustainable, and affordable energy. Table of Contents 46

Our solutions are designed to address the intermittency issues inherent in the predominant sources of renewable energy production by storing energy produced when renewable energy production is active. Once energy is stored in our solutions, it can be discharged to the grid in a controlled and reliable manner at any time, regardless of the then current ability of the renewable sources to generate power. Our energy storage solutions are designed to accommodate a wide variety of renewable power sources and to achieve an attractive levelized cost of energy relative to fossil fuels. Collectively, these abilities greatly broaden the use cases and time duration scenarios that can be addressed by certain sources of renewable power. Key Factors and Trends Affecting our Business We believe that our performance and future success depend upon several factors that present significant opportunities for us, but also pose risks and challenges including those discussed below and in Part I, Item 1A. “Risk Factors.” Product Development and Deployment Plan We leverage our sustainable and differentiated technologies to provide our customers with economical solutions to meet their short, long, and extended-duration renewable energy storage needs. Our energy storage solutions are designed to accommodate a wide variety of renewable power sources and to achieve an attractive levelized cost of energy relative to fossil fuels. We anticipate that our market will be characterized by high growth and rapidly evolving use cases and requirements. We believe that the majority of our competitors are primarily focused on the development and marketing of vertically siloed solutions based on a singular energy storage technology. Alternatively, we have strategically chosen to design an agile and agnostic software platform that can orchestrate the management of not just one energy storage technology, but rather one or more of our diverse storage mediums and the underlying power generation assets to harmonize asset operation and drive competitive operational performance. We expect that this will broaden the use cases and time duration scenarios that can be addressed by certain sources of renewable power, and thereby drive a faster transition to more widespread utilization of renewable power. Our range of energy storage solutions assures our customers have what they need today, as well as what they will need in the future, thereby protecting their investments in our products within this high-growth market and its rapidly evolving use cases and requirements. For these reasons, we believe we are well positioned to compete successfully in the evolving market for energy storage solutions. We primarily rely on two models for project delivery, which are (i) EPC delivery and (ii) EEQ delivery. Under the EPC model, we generally rely on third-party EPC firms to construct our storage systems, under our supervision with dedicated teams tasked with project management. Under the EEQ model, we are responsible for the delivery and installation of the equipment we provide, as well as resolving issues within our scope of supply. Our cost projections are heavily dependent upon raw materials (such as steel), equipment (such as motors, batteries, inverters, and power electronic devices) and technical and construction service providers (such as engineering, procurement, construction firms). The global supply chain, on which Energy Vault relies, has been significantly impacted by (i) the COVID-19 pandemic, (ii) economic uncertainties, including the war in Ukraine and the conflict in the Middle East, and (iii) high inflation pressure on project budgeting resulting in potential significant delays and cost fluctuations, particularly with respect to microchips and many other raw materials that are within the motor and power electronic supply chains. These future timing and financial developments may impact Energy Vault’s performance from both a deployment and cost perspective. Energy Storage Industry We believe climate change poses a monumental risk to humanity and decreasing human generated GHG emissions is currently among the world’s most pressing challenges. Carbon dioxide is the primary GHG emitted through human activities and, according to the International Energy Agency, the energy sector is estimated to account for more than 75% of global human generated GHG emissions. Burning fossil fuels contributes to climate change by releasing carbon dioxide and nitrous oxide into the atmosphere. Renewable energy sources present environmental advantages over fossil fuels in terms of finite natural resource usage and GHG emission profile. A major obstacle to transitioning to renewable sources of energy such as wind and solar is the intermittent availability of these types of energy sources. Energy storage solutions are needed to balance the production intermittency of variable renewable energy to support a clean-energy future and a balanced electrical grid infrastructure. The growth of the energy storage market that we address is primarily driven by the decreasing cost of energy storage technologies and renewable power generation sources, government mandates, financial incentives to reduce GHG Table of Contents 47 emissions, and increasing geopolitical pressures driving energy independence goals. These dynamics are driving demand for additional renewable power generation and increased capacity and storage duration in energy storage solutions. According to the 2H 2023 Energy Storage Market Outlook published by BloombergNEF in October 2023, the energy storage market is expected to grow at a “27% compound annual growth rate through 2030, with annual additions reaching 110 GW/372 GWh, or 2.6 times expected 2023 gigawatt installations.” Both government mandates and companies focused on reducing energy use, cost, and emissions are expected to propel the shift to renewable sources of power.. Our business depends on the acceptance of our energy storage products in the marketplace. Even if renewable energy and energy storage become more widely adopted than they have been to date, potential customers may choose energy storage products from our competitors. Increasing Deployment of Renewable Energy Deployment of renewable energy resources has accelerated over the last decade, and solar and wind have become a low cost energy source. Energy storage is critical to reducing the intermittency and volatility of renewable energy generation. However, there is no guarantee that the deployment of renewable energy will occur at the rate that is expected. Inflationary pressures, supply chain disruptions, geopolitical conflicts, government regulations, and other factors could result in fluctuations in demand for and deployment of renewable energy resources, adversely affecting our revenue and ability to generate profits in the future. Competition The market for our products is competitive, and we may face increased competition as new and existing competitors introduce energy storage solutions and components. Furthermore, as we expand our services and digital applications in the future, we may face other competitors including software providers and hardware manufacturers that offer software solutions. If our market share declines due to increased competition or if we are not able to compete as we expect, our revenue and ability to generate profits in the future may be adversely affected. Inflation In the markets in which we operate, there have been higher rates of inflation in recent years. If inflation continues to increase in our markets, it may increase our expenses that we may not be able to pass through to customers. It may also increase the costs of our products that could negatively impact their competitiveness. Government Regulation and Compliance Governments in countries throughout the world have announced and implemented various policies, regulations, and legislation to support the transition from fossil fuels to low-carbon form of energy, including through the use of energy storage solutions. For example, in August 2022, the United States Congress passed the IRA. The IRA provides incentives for the domestic manufacturing of key components of energy storage solutions as well as the construction of standalone energy storage projects. The resulting improved economics are expected to reduce the cost to implement storage within the domestic market and may amplify and accelerate the adoption of energy storage systems for short, long, and extended duration use cases, like those offered by Energy Vault. Such government policies and programs are becoming increasingly instrumental in stimulating adoption of energy storage solutions across different markets through a variety of methods, including by providing financial support, facilitating grid integration, and supporting research and development. Although we are not regulated as a utility, federal, state, and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for commercial customers on a regular basis. These changes could affect our ability to deliver cost savings to our current and future customers for the purchase of electricity. We believe we are well positioned to capture incentives contained in the IRA and that its enactment is favorable to our business and future operations. However, as this legislation was recently adopted and applicable U.S. Department of Treasury and Internal Revenue Service guidelines were published in the third quarter of 2023, we have not yet seen the impact these IRA incentives may have on our business, operations, and financial performance in the future and cannot guarantee that we will realize the anticipated benefits from the incentives in the IRA. Business Combination and Public Company Costs On February 11, 2022, Legacy Energy Vault completed the Merger. Immediately following the completion of the Merger, Novus changed its name to Energy Vault Holdings, Inc. On February 14, 2022, Energy Vault’s common stock and warrants began trading on the New York Stock Exchange under the symbols “NRGV” and “NRGV WS,” respectively. Table of Contents 48

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The Merger was accounted for as a reverse recapitalization in accordance with United States Generally Accepted Accounting Principles ("GAAP"). Under this method of accounting, Novus was treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the combined entity upon consumption of the Merger represented a continuation of the financial statements of Legacy Energy Vault with the Merger being treated as the equivalent of Legacy Energy Vault issuing stock for the net assets of Novus, accompanied by a recapitalization. The net assets of Novus are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are presented as those of Legacy Energy Vault in future reports of the combined entity. All periods prior to the Merger have been retroactively adjusted using the exchange ratio of 6.7735 (the "Exchange Ratio") for the equivalent number of shares outstanding immediately after the Merger to effect the reverse recapitalization.

Energy Vault raised gross proceeds of $235.9 million, including the contribution of $40.9 million of cash, net of redemptions, held in Novus' trust account from its initial public offering and an aggregate purchase price of $195.0 million from the sale and issuance of shares of common stock in a private placement ("Private Investment in Public Equity" or "PIPE") at $10.00 per share. Energy Vault and Novus paid $44.8 million in transaction costs, resulting in total net cash proceeds to Energy Vault from the Merger and PIPE of $191.1 million. See Note 1 and Note 3, in Part II, Item 8. "Financial Statements and Supplementary Data" for additional information about the Merger.

Recent Developments

In May 2023, the Company signed a technology license option agreement with a company affiliated with a member of Energy Vault's Board. The agreement permits the customer to exercise options to enter into licensing agreements in certain territories to use the Company's gravity storage technology for a fee of $0.5 million. The customer exercised its option for one of the territories on June 30, 2023 and paid Energy Vault an additional $0.5 million. The Company recognized $0.7 million in revenue related to the option and licensing arrangements during the year ended December 31, 2023.

In October 2023, the Company entered into a contract with a customer to construct a 400 MWh BESS in Texas. The Company did not recognize any revenue from this contract in 2023 and expects to begin recognizing revenue from this contract in the second half of 2024.

In December 2023, the Company signed a license and royalty agreement that allows the customer to use the Company's gravity energy storage technology and VaultOS EMS in South Africa. The customer obtained a 10-year exclusive license and a $20.0 million licensing fee is payable annually in installments over 10 years. Royalties of 5.0% will be applied to all gross revenue streams in South Africa. The Company did not recognize any revenue from this contract in 2023 and expects to begin recognizing revenue from this contract in the first half of 2024.

Key Operating Metrics

Bookings

Bookings represents the total MWhs to be delivered and the aggregate contracted value for energy storage systems, tolling arrangements, and intellectual property license agreements, and software service agreements signed during the period. The aggregate contracted value excludes any potential future variable payments or royalties.

The following table presents bookings for the periods indicated ($ in thousands):

	Year Ended December 31,		
	2023	2022	Change
Bookings [MWh]	400	1,635	(1,235)
Bookings [$]	$ 205,776	$ 540,086	$ (334,310)

Backlog

Backlog represents the amount of revenue we expect to realize in the future on uncompleted construction contracts, including new contracts under which work has not yet begun, as well as the remaining revenue to be recognized under the Company's intellectual property licensing agreements. As of December 31, 2023, backlog totaled $144.2 million.

The Company generally expects to recognize approximately 16.0% of the backlog as revenue over the next 12 months and the remainder more than 12 months from December 31, 2023. Timing of revenue for construction and installation projects included in our backlog can be subject to change as a result of customer, regulatory, or other delays or cancellations including from economic or other conditions caused by supply chain disruptions, inflation, weather, and/or other project-related factors. These effects, among others, could cause estimated revenue to be realized in periods later than originally expected, or not at all. Customers may postpone or cancel construction projects due to changes in our customer's spending plans, market volatility, changes in government permitting, regulatory delays, and/or other factors. There can be no

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assurance as to our customer’s requirements or if actual results will be consistent with our estimates. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. Backlog is a common measurement used in our industry. Our methodology for determining backlog may not, however, be comparable to the methodologies used by others. The Company’s backlog agrees with the amount of our remaining performance obligations, which are described in Note 4 - Revenue Recognition. Key Components of Results of Operations The following discussion describes certain line items in our Consolidated Statements of Operations and Comprehensive Loss. Revenue The Company generates revenue from the sale and licensing of our energy storage solutions. To date, the Company has primarily generated revenue from the sale of our BESSs and from licensing our EVx technology. In addition to these sources of revenue, in the future we expect to generate revenue from the sale of our GESSs, the sale or licensing of the Company’s software solutions, the sale of long-term service agreements to maintain customer owned energy storage systems, and through tolling arrangements in connection with energy storage systems that we intend to own and operate. When the Company sells a BESS, the Company recognizes revenue over time as we transfer control of our product to the customer. When the Company licenses its intellectual property, revenue is recognized at the point in time at which the customer obtains control of the licensed technology. Our revenue is affected by changes in the price, volume, and mix of products and services purchased by our customers, which is driven by the demand of our products, geographic mix of our customers, strength of competitor’s product offerings, and the availability of government incentives to the end-users of our products. Our revenue growth is dependent on continued growth in the amount of energy storage systems constructed each year and our ability to increase our share of demand in the geographic regions where we currently compete and plan to compete in the future. Additionally, our revenue growth is dependent on our ability to continue to develop and commercialize new and innovative products to meet our customer’s energy storage needs. Cost of Revenue Cost of revenue primarily consists of product costs, including purchased materials and supplies, as well as costs related to subcontractors, direct labor, and product warranties. Our cost of revenue is affected by underlying costs of materials such as batteries, inverters, enclosures, transformers, and cables, as well as the cost of subcontractors to provide construction services. We do not currently hedge against changes in the price of raw materials as we do not purchase raw materials. We purchase energy storage system components from our suppliers. Gross Profit and Gross Profit Margin Gross profit and gross profit margin may vary from period to period due to the timing of transferring control of significant uninstalled materials to customers under contracts to sell energy storage systems. When control of significant uninstalled materials is transferred to customers, the Company recognizes revenue in an amount equal to the cost of those materials. The profit margin inherent in these materials is deferred until the Company fulfills its obligation to install the materials during construction of the energy storage systems. As a result, gross profit and gross profit margin will vary from period to period depending on the timing of revenue recognition related to uninstalled materials. Additionally, gross profit and gross profit margin may vary from period to period due to our sales volume, product prices, product costs, product mix, geographical mix, along with the timing of when we perform installation and construction services. Sales and Marketing (“S&M”) Expenses S&M expenses consist primarily of internal personnel-related costs for marketing, sales, and related support teams, as well as external costs such as professional service fees, trade shows, marketing and sales-related promotional materials, public relations expenses, website operating and maintenance costs. Personnel-related expenses include salaries, benefits, and stock-based compensation expenses. Research and Development (“R&D”) Expenses R&D expenses consist primarily of internal and external expenses incurred in connection with our research activities and development programs that include materials costs directly related to product development, testing and evaluation costs, Table of Contents 50 construction costs including labor and transportation of material, overhead related costs and other direct expenses consisting of personnel-related expenses and consulting expenses relating to study of product safety, reliability and development. Personnel-related expenses consist of salaries, benefits, and stock-based compensation expense. General and Administrative (“G&A”) Expenses G&A expenses consist of information technology expenses, legal and professional fees, travel costs, and personnel-related expenses for our corporate, executive, finance, and other administrative functions, including expenses for professional and contract services. Personnel-related expenses consist of salaries, benefits, and stock-based compensation expense. To a lesser extent, general and administrative expense includes investor relations costs, insurance costs, rent, office expenses, and maintenance costs. Depreciation and Amortization Expense Depreciation and amortization expense consists of costs associated with property and equipment, and amortization of intangibles. We expect to invest in additional property, equipment, and other assets as we construct and own energy storage systems, which will result in additional depreciation expense in the future. Asset Impairment Energy Vault began building a prototype of the EV1 in March 2020, resulting in the EV1 CDU, which was connected to the Swiss national grid in July 2020. Thereafter, through design improvements and refinements of its technology, Energy Vault announced the new EVx platform in 2021 and the Company dismantled the EV1 CDU in September 2022. The Company has recognized various impairments related to the EV1 CDU when components have been damaged or become obsolete. Interest Income Interest income consists of interest income from investments in funds containing exclusively U.S. Treasury bills and money market funds, customer financing receivable, and convertible note receivable. Change in Fair Value of Warrant Liability The Company’s Private Warrants are subject to fair value remeasurement at each balance sheet date. Prior to the redemption of all outstanding Public Warrants on August 1, 2022, the Company’s Public Warrants were subject to fair value remeasurement. Transaction Costs Transaction costs consist of legal, accounting, banking fees, and other costs directly related to the consummation of the Merger and the PIPE. Table of Contents 51

Table of Contents

Results of Operations

Consolidated Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

The following table sets forth our results of operations for the periods indicated (amounts in thousands):

	Year Ended December 31,		
	2023	2022	$ Change
Revenue	$ 341,543	$ 145,877	$ 195,666
Cost of revenue	324,012	86,580	237,432
Gross profit	17,531	59,297	(41,766)
Operating expenses:			
Sales and marketing	18,210	12,582	5,628
Research and development	37,104	42,605	(5,501)
General and administrative	68,060	56,622	11,438
Depreciation and amortization	893	7,743	(6,850)
Asset impairment	—	2,828	(2,828)
Loss from operations	(106,736)	(63,083)	(43,653)
Other income (expense):			
Interest expense	(35)	(2)	(33)
Interest income	8,152	3,695	4,457
Change in fair value of warrant liability	—	2,330	(2,330)
Transaction costs	—	(20,586)	20,586
Other expense, net	(173)	(226)	53
Loss before income taxes	$ (98,792)	$ (77,872)	$ (20,920)

Revenue

The Company recognized revenue for the product and service categories as follows for the years ended December 31, 2023 and 2022 (amounts in thousands):

	Year Ended December 31,	
	2023	2022
Build and transfer energy storage products	$ 339,891	$ 85,636
Licensing of intellectual property	735	58,483
Other	917	1,758
Total revenue	$ 341,543	$ 145,877

Revenue for the year ended December 31, 2023 increased by $195.7 million to $341.5 million compared to $145.9 million for the year ended December 31, 2022.

Revenue for the year ended December 31, 2023 primarily consisted of $339.9 million attributable to the building and transferring of energy storage products. This revenue related to the Company's physical advancement on its BESS projects during the year. Revenue from three customers accounted for 64%, 22%, and 13% respectively, of the Company's total revenue for the year ended December 31, 2023.

Revenue for the year ended December 31, 2022 primarily consisted of $85.6 million attributable to the building and transferring of energy storage products and $58.5 million attributable to licensing the Company's EVx intellectual property. Revenue from the building and transferring of energy storage products was attributable to the Company's physical advancement on its BESS projects during the year. Revenue from two customers accounted for 57% and 35%, respectively, of the Company's total revenue for the year ended December 31, 2022.

Cost of Revenue

Cost of revenue for the year ended December 31, 2023 increased by $237.4 million to $324.0 million compared to $86.6 million for the year ended December 31, 2022.

Cost of revenue for the years ended December 31, 2023 and 2022 primarily consisted of construction costs associated with the sale of the Company's BESSs. The increase in cost of revenue for the year ended December 31, 2023 compared to the

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year ended December 31, 2022 was primarily due to the increase in revenue from the sale and transfer of energy storage products. Gross Profit and Gross Profit Margin Gross profit was $17.5 million and gross profit margin was 5.1% for the year ended December 31, 2023. Gross profit for 2023 was primarily attributable to the sale and transfer of the Company’s BESS projects. Gross profit was $59.3 million and gross profit margin was 40.6% for the year ended December 31, 2022. Gross profit during 2022 was primarily attributable to the Company’s intellectual property licensing revenue, which did not have any associated cost of revenue. S&M Expenses S&M expenses increased by $5.6 million to $18.2 million for the year ended December 31, 2023, compared to $12.6 million for the year ended December 31, 2022. The increase was primarily attributable to an increase in personnel-related expenses of $4.7 million and an increase in consulting costs of $0.7 million. The increase in personnel costs was due to expanded headcount and increased stock-based compensation expense. Stock-based compensation expense was $7.1 million for the year ended December 31, 2023, compared to $5.1 million for the year ended December 31, 2022. R&D Expenses R&D expenses decreased by $5.5 million to $37.1 million for the year ended December 31, 2023, compared to $42.6 million for the year ended December 31, 2022. The decrease was primarily attributable to a $2.7 million decrease in engineering and development costs, a $2.0 million decrease in personnel-related expenses, and a $0.8 million decrease in consulting costs. These cost decreases were primarily attributable to a focus on cost controls and a reduction in personnel. Stock-based compensation expense was $10.1 million for the year ended December 31, 2023, compared to $14.8 million for the year ended December 31, 2022. The decrease in stock-based compensation expense in 2023 compared to 2022 was partially due to a reversal of expense for non-vested RSUs that were forfeited upon the reduction in personnel. G&A Expenses G&A expenses increased by $11.4 million to $68.1 million for the year ended December 31, 2023, compared to $56.6 million for the year ended December 31, 2022. The increase was primarily attributable to a $9.8 million increase in personnel-related expenses, a $1.4 million increase in software and IT costs, a $1.1 million increase in insurance costs, and a $0.6 million increase in consulting costs. The increase in personnel costs was due to expanded headcount and an increase in stock-based compensation expense. Stock-based compensation expense was $25.9 million for the year ended December 31, 2023, compared to $21.2 million for the year ended December 31, 2022. These cost increases were partially offset by a $1.4 million decrease in legal and professional fees. Depreciation and Amortization Expense Depreciation and amortization expense decreased by $6.9 million to $0.9 million for the year ended December 31, 2023, compared to $7.7 million for the year ended December 31, 2022. The decrease was primarily due to the EV1 CDU being decommissioned in 2022, resulting in the asset being fully depreciated during 2022. Asset Impairment There was no asset impairment expense for the year ended December 31, 2023, compared to $2.8 million for the year ended December 31, 2022. Asset impairment for the year ended December 31, 2022 related to the EV1 CDU and the brick machines used to manufacture bricks for the EV1 tower design. The Company completed the dismantling of the EV1 CDU during 2022 and recorded the impairment charges when the EV1 CDU was dismantled. Interest Income Interest income increased by $4.5 million to $8.2 million for the year ended December 31, 2023, compared to $3.7 million for the year ended December 31, 2022. The increase in interest income was primarily due to higher short-term interest rates in 2023 compared to 2022 on our investments in funds containing exclusively short-dated U.S. Treasury bills and money market funds containing U.S. Treasury bills and U.S. agency paper. Change in Fair Value of Warrant Liability There was no change in fair value of the Company’s warrant liability for the year ended December 31, 2023, compared to a change in fair value that resulted in a gain of $2.3 million for the year ended December 31, 2022. Table of Contents 53

Transaction costs There were no transaction costs recognized for the year ended December 31, 2023, compared to $20.6 million for the year ended December 31, 2022. The transaction costs in 2022 related to the consummation of the Merger. Liquidity and Capital Resources Sources of Liquidity Since inception, we have financed our net cash used in operating and investing activities primarily through the issuance and sale of equity, and with the proceeds from the Merger and the PIPE. Our cash equivalents are highly liquid investments purchased with an original or remaining maturities of three months or less. Substantially all of our restricted cash balance is held by banks as collateral for the Company’s letters of credit. The following tables summarizes our cash, cash equivalents, and restricted cash balances as of December 31, 2023 and 2022 (amounts in thousands): December 31, 2023 2022 Cash and cash equivalents $ 109,923 $ 203,037 Restricted cash 35,632 83,145 Total cash, cash equivalents, and restricted cash $ 145,555 $ 286,182 Short-Term Liquidity Management believes that its cash and cash equivalents on hand as of the filing date of this Annual Report will be sufficient to fund our operating activities for at least the next twelve months without regard to any cash proceeds we may receive in the future upon the exercise of our private warrants. As of the filing date of this Annual Report, $34.6 million of the restricted cash balance at December 31, 2023 was released from restrictions and became unrestricted cash. The exercise price for our private warrants is $11.50 per warrant, subject to certain specified adjustments. To the extent that the price of our common stock exceeds $11.50 per share, it is more likely that our private warrant holders will exercise their warrants. To the extent that the price of our common stock declines, including a decline below $11.50 per share, it is less likely that our private warrant holders will exercise their warrants. In addition, should Energy Vault enter into definitive collaboration and/or joint venture agreements or engage in business combinations in the future, we may be required to seek additional financing. Energy Vault has incurred negative operating cash flows and operating losses in the past. We may continue to incur operating losses in the future due to our on-going research and development activities. We may seek additional capital through equity and/or debt financings depending on market conditions. If we are required to raise additional funds by issuing equity securities, dilution to stockholders would result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of common stock. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing. Table of Contents 54

Licensing Agreements with Extended Payment Terms The Company has licensed its gravity storage technology and certain of these agreements contain extended payment terms. There is uncertainty as to the collectability of the license payments in certain licensing agreements, and the Company has not yet recognized any revenue related to those license agreements where collectability is uncertain. Anticipated cash inflows from licensing agreements with extended payment terms as of December 31, 2023 were as follows (amounts in thousands): Year ended December 31, Amount 2024 $ 6,600 2025 9,250 2026 6,750 2027 7,250 2028 7,250 Thereafter 60,000 Total $ 97,100 Contractual Obligations Our principal commitments as of December 31, 2023 consisted primarily of obligations under operating leases, finance leases, warranty obligations, deferred pensions, and issued purchase orders. Our non-cancellable purchase obligations as of December 31, 2023 totaled approximately $4.7 million. Cash Flows The following table summarizes cash flows from operating, investing, and financing activities for the periods indicated (amounts in thousands): Year Ended December 31, 2023 2022 Net cash used in operating activities $ (92,655) $ (23,346) Net cash used in investing activities (42,542) (13,319) Net cash (used in) provided by financing activities (5,482) 217,771 Effects of exchange rate changes on cash 52 (49) Net (decrease) increase in cash, cash equivalents, and restricted cash $ (140,627) $ 181,057 Operating Activities During the years ended December 31, 2023 and 2022, cash used in operating activities totaled $92.7 million and $23.3 million, respectively. During the year ended December 31, 2023, cash used in operating activities was negatively impacted by a net loss of $98.4 million, an increase in contract assets of $57.0 million, and a decrease in contract liabilities of $44.5 million. The change in contract assets and liabilities is due to the physical advancement of the Company’s BESS projects during 2023 and the timing of milestone billing for the related projects. In the early stages of a project, the Company typically collects up-front payments that result in contract liabilities. Toward the completion of a project, the Company typically bills the customer after substantial and final completion, which often results in contract assets until the Company bills the customer for the last milestones that have been completed. Operating cash flows were positively impacted by non-cash charges of $43.0 million, an increase in accounts payable and accrued expenses of $25.5 million, a decrease in advances to suppliers of $22.8 million, a decrease in accounts receivable of $10.2 million, a decrease in inventory of $4.0 million, and a decrease in prepaid and other current assets of $2.9 million. The non-cash charges primarily consisted of $43.1 million in stock-based compensation expense and $0.9 million in depreciation and amortization expense, partially offset by $1.4 million in non- cash interest income. The change in accounts receivable, relates to the timing of billing and the change in accounts payables and accrued expenses relates to the timing of payments. The decrease in advances to suppliers is due to the receipt of energy storage system equipment in 2023 that had been partially paid for as of December 31, 2022. During the year ended December 31, 2022, cash used in operating activities of $23.3 million was negatively impacted by a net loss of $78.3 million, an increase in accounts receivable of $37.5 million, an increase in contract assets of $29.0 million, an increase in advances to suppliers of $24.3 million, an increase in customer financing receivable of $9.7 million, Table of Contents 55 an increase in prepaid and other current assets of $5.3 million, and an increase in inventory of $4.4 million. Operating cash flows were positively impacted by non-cash charges of $49.3 million, an increase in accounts payable and accrued expenses of $67.9 million, and an increase in contract liabilities of $49.4 million. The non-cash charges primarily consisted of $41.1 million in stock-based compensation expense, $7.7 million in depreciation and amortization expense, and $2.8 million in asset impairment charges, partially offset by a $2.3 million gain from a change in the fair value of the Company’s warrant liability. Investing Activities During the years ended December 31, 2023 and 2022, cash used in investing activities totaled $42.5 million and $13.3 million, respectively. Cash used in investing activities for the year ended December 31, 2023 consisted of $30.4 million for the purchase of property and equipment, primarily related to the energy storage systems being constructed in Snyder, Texas and Calistoga, California, $6.1 million for the purchase of property and equipment that the Company expects to resell, and $6.0 million for the purchase of equity securities in KORE. Cash used in investing activities for the year ended December 31, 2022 consisted of $9.0 million for the purchase of equity securities in KORE, $2.3 million for the purchase of property and equipment, and $2.0 million for the purchase of a convertible note. Financing Activities During the years ended December 31, 2023 and 2022, cash (used in) provided by financing activities totaled $(5.5) million and $217.8 million, respectively. For the year ended December 31, 2023, cash used in financing activities was primarily attributable to $6.0 million in tax payments related to the net settlement of equity awards, and $0.9 million in repayments for insurance premium financings. These cash outflows were partially offset by $1.3 million in proceeds from insurance premium financings. During the year ended December 31, 2022, cash provided by financing activities was primarily attributable to $235.9 million in proceeds from the reverse recapitalization and PIPE financing, net, and $7.9 million in proceeds from the exercise of warrants. Partially offsetting these cash inflows was $20.7 million transaction cost payments related to the reverse recapitalization and $5.5 million in tax payments related to the net settlement of equity awards. Non-GAAP Financial Measures To complement our consolidated statements of operations, we use non-GAAP financial measures of adjusted S&M expenses, adjusted R&D expenses, adjusted G&A expenses, and adjusted EBITDA. Management believes that these non- GAAP financial measures complement our GAAP amounts and such measures are useful to securities analysts and investors to evaluate our ongoing results of operations when considered alongside our GAAP measures. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to net loss as an indicator of our performance. The following table provides a reconciliation from GAAP S&M expenses to non-GAAP adjusted S&M expenses (amounts in thousands): Year Ended December 31, 2023 2022 S&M expenses (GAAP) $ 18,210 $ 12,582 Non-GAAP adjustments: Stock-based compensation expense 7,143 5,111 Reorganization expenses 84 — Adjusted S&M expenses (non-GAAP) $ 10,983 $ 7,471 Table of Contents 56

The following table provides a reconciliation from GAAP R&D expenses to non-GAAP adjusted R&D expenses (amounts in thousands): Year Ended December 31, 2023 2022 R&D expenses (GAAP) $ 37,104 $ 42,605 Non-GAAP adjustments: Stock-based compensation expense 10,057 14,775 Reorganization expenses 182 — Adjusted R&D expenses (non-GAAP) $ 26,865 $ 27,830 The following table provides a reconciliation from GAAP G&A expenses to non-GAAP adjusted G&A expenses (amounts in thousands): Year Ended December 31, 2023 2022 G&A expenses (GAAP) $ 68,060 $ 56,622 Non-GAAP adjustments: Stock-based compensation expense 25,897 21,172 Reorganization expenses 318 — Adjusted G&A expenses (non-GAAP) $ 41,845 $ 35,450 The following table provides a reconciliation from GAAP net loss to non-GAAP adjusted EBITDA, with net loss being the most directly comparable GAAP measure (amounts in thousands): Year Ended December 31, 2023 2022 Net loss (GAAP) $ (98,443) $ (78,299) Non-GAAP adjustments: Interest income, net (8,117) (3,693) Income tax expense (349) 427 Depreciation and amortization 893 7,743 Stock-based compensation expense 43,097 41,058 Reorganization expenses 584 — Change in fair value of warrant liability — (2,330) Transaction costs — 20,586 Asset impairment — 2,828 Foreign exchange losses 222 316 Adjusted EBITDA (non-GAAP) $ (62,113) $ (11,364) We present adjusted EBITDA, which is net loss excluding adjustments that are outlined in the quantitative reconciliation provided above, as a supplemental measure of our performance and because we believe this measure is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. The items excluded from adjusted EBITDA are excluded in order to better reflect our continuing operations. In evaluating adjusted EBITDA, one should be aware that in the future we may incur expenses similar to the adjustments noted above. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these types of adjustments. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net loss, operating loss, or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. Table of Contents 57

Our adjusted EBITDA measure has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are: • it does not reflect our cash expenditures, future requirements for capital expenditures, or contractual commitments; • it does not reflect changes in, or cash requirements for, our working capital needs; • it does not reflect stock-based compensation, which is an ongoing expense; • although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and our adjusted EBITDA measure does not reflect any cash requirements for such replacements; • it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statements of cash flows; • it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; • it does not reflect limitations on or costs related to transferring earnings from our subsidiaries to us; and • other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to use to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA only supplementally. Critical Accounting Policies and Use of Estimates Our consolidated financial statements are prepared in conformity with GAAP. In preparing our financial statements, we make assumptions, judgments, and estimates based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions and conditions. We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For more information on our significant accounting policies, refer to Note 2 - Summary of Significant Accounting Policies of our audited consolidated financial statements included in this Annual Report on Form 10-K. Revenue Build and Transfer Energy Storage Projects: The Company enters into contracts with utility companies and independent power producers to build energy storage projects. The Company determines the transaction price based on the consideration expected to be received, which includes estimates of liquidated damages or other variable consideration. Generally, each contract to design and construct an energy storage project contains one performance obligation. Multiple contracts entered into with the same customer and near the same time to construct energy storage projects are combined in accordance with ASC 606. In these situations, the contract prices are aggregated and then allocated to each energy storage project based upon their relative stand-alone selling price. The Company recognizes revenue over time on these projects as a result of the continuous transfer of control of its products to the customer. The Company utilizes the percentage of completion method based on costs incurred as a percentage of total estimated contract costs to determine the amount of revenue to recognize. Contract costs include all direct materials and labor costs related to contract performance. Since the revenue recognition of these contracts depends on estimates, which are assessed continually during the term of the contract, recognized revenues and profits are subject to revisions as the contract progresses to completion. The cumulative effects of revisions of estimated total contract costs and revenues, together with any contract reserves which may be deemed appropriate, are recorded in the period in which the facts and changes in circumstances become known. Due to uncertainties inherent in the estimation process, it is reasonably possible that these estimates will be revised in a different period. The Company’s contracts generally provide customers with a right to liquidated damages (“LDs”) against Energy Vault in the event specified milestones are not met on time, or certain performance metrics are not met upon or after the substantial completion date. LDs are accounted for as variable consideration, and the contract price is reduced by the expected penalty Table of Contents 58 or LD amount when recognizing revenue. Variable consideration is included in the transaction price only to the extent that it is improbable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty is resolved. Estimating variable consideration requires certain estimates and assumptions, including whether and by how much a project will be delayed and how a project will perform during the performance guarantee period. The existence and measurement of liquidated damages may also be impacted by the Company’s judgment about the probability of favorable outcomes of customer disputes involving whether certain events qualify as force majeure or the reason for the events that caused project delays. Variable consideration for LDs is estimated using the expected value of the consideration to be received. Licensing of Intellectual Property: The Company enters into licensing agreements of its intellectual property that are within the scope of ASC 606. The terms of such licensing agreements include the license of functional intellectual property, given the functionality of the intellectual property is not expected to change substantially as a result of the licensor’s ongoing activities. The transaction price allocated to the licensing of intellectual property is recognized as revenue at a point in time when the licensed intellectual property is made available for the customer’s use and benefit. One of the Company’s agreement with a customer includes variable consideration of $25.0 million, which represents a refundable contribution the Company made to the customer during the construction period for their first GESS. The refundable contribution will be returned to Energy Vault upon the customer’s first GESS reaching substantial completion, subject to adjustment for potential liquidated damages if certain performance metrics are not met. The Company has determined that it is probable that the entire $25.0 million will be collected from the customer, and therefore has included that amount in the contract’s transaction price. Certain licensing agreements contain a significant financing component due to the customer having extended payment terms. The licensing agreements that contain a significant financing component require the Company to recognize revenue as the present value of the future customer payments. The Company determines the present value of the future customer payments using a discounted cash flow analysis and a discount rate that approximates the interest rate the Company would use in a separate financing transaction with the customer. The discount rate used in the discounted cash flow analysis is highly subjective as it is dependent on the Company’s assessment of the customer’s credit risk. Stock-Based Compensation The Company’s stock-based compensation arrangements are accounted for in accordance with ASC Topic 718, “Share Based Payments.” Compensation expense is recognized over the requisite service period (usually the vesting period) on a straight-line basis and adjusted for actual forfeitures of unvested awards as they occur. Accounting for stock-based compensation requires us to make a number of judgments, estimates, and assumptions. If any of the estimates prove to be inaccurate, Energy Vault’s net loss and operating results could be affected adversely. Stock-based compensation for stock options is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model considers volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the equity-based award, the closing price of the Company’s stock on the grant date, and the exercise price. Stock-based compensation for RSUs that vest based solely on a service condition is measured based on the closing fair market value of the Company’s common stock on the date of the grant. Stock-based compensation for RSUs that vest based on market conditions is estimated on the date of the grant using a Monte Carlo simulation model. The Monte Carlo simulation model requires the input of highly subjective assumptions, including the expected term of the award, the expected volatility of the Company’s common stock, risk-free interest rates, and the expected dividend yield of the Company. Emerging Growth Company Accounting Election We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and have irrevocably elected to take advantage of the benefits of this extended transition period for new or revised standard. We are expected to remain an emerging growth company through the end of 2026 and expect to continue to take advantage of the benefits of the extended transition period. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions for emerging growth companies because of the potential differences in accounting standards used. Recently Adopted and Issued Accounting Pronouncements Recently issued and adopted/unadopted accounting pronouncements are described in Note 2 of the consolidated financial statements included elsewhere in this Annual Report. Table of Contents 59

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Foreign Currency Risk The majority of our contracts with customers are denominated in U.S. dollars, and certain of our definitive agreements could be denominated in currencies other than the U.S. dollar, including the Euro, the Swiss franc, the Australian dollar, the South African rand, the Brazilian real, and the Saudi riyal. A strengthening of the U.S. dollar could increase the cost of our solutions to our international customers, which could adversely affect our business and results of operations. In addition, a portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, such as the euro and the Swiss franc, and are subject to fluctuations due to changes in foreign currency exchange rates. If we increase our exposure to foreign currencies and are not able to successfully hedge against the risks associated with currency fluctuations, our results of operations could be adversely affected. Inflation Risk Our operations could be adversely impacted by inflation, primarily from higher material, labor, and construction costs. While it is difficult to measure the impact of inflation for such estimates accurately, we believe, if our costs are affected due to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, which may adversely affect our business, financial condition, and results of operations. Credit Risk Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a loss to us. Our customers include the counterparties for the sale of our energy storage products and solutions and the licensees of our intellectual property. A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment could harm our business and negatively impact revenue, results of operations, and cash flows. Credit policies have been approved and implemented to assess our existing and potential customers with the objective of mitigating credit losses. These policies establish guidelines, controls, and credit limits to manage credit risk within approved tolerances by mandating an appropriate evaluation of the financial condition of existing and potential customers, monitoring agency credit ratings, and by implementing credit practices that limit exposure according to the risk profiles of the counterparties. In addition, customers are required to make milestone payments based on their project’s progress. We may also, at times, require letters of credit, parent guarantees, or cash collateral when deemed necessary. Our overall exposure may be affected positively or negatively by macroeconomic or regulatory changes that may impact our counterparties. Currently, management does not anticipate a material adverse effect in our financial position or results of operations from non-performance of a customer. We continuously monitor the creditworthiness of all our customers. Commodity Price Risk We are subject to risk from fluctuating market prices of certain commodity raw materials, including cement, steel, aluminum, and lithium, that are used in the components that we purchase from our suppliers and then as inputs to our products. Prices of these raw materials may be affected by supply restrictions or other logistic costs market factors from time to time. As we are not the direct buyer of these raw materials, we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if suppliers increase component prices and we are unable to recover such increases from our customers and could harm our business, financial condition, and results of operations. Table of Contents 60

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA Index of Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022. Contents Page Report of Independent Registered Public Accounting Firm (BDO USA, P.C., New York, NY PCAOB ID# 243) 62 Consolidated Balance Sheets as of December 31, 2023 and 2022 63 Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2023 and 2022 64 Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Years Ended December 31, 2023 and 2022 65 Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022 66 Notes to Consolidated Financial Statements 68 Table of Contents 61

Report of Independent Registered Public Accounting Firm Shareholders and Board of Directors Energy Vault Holdings, Inc. Westlake Village, California Opinion on the consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Energy Vault Holdings, Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ BDO USA, P.C. We have served as the Company's auditor since 2020. BDO USA, P.C. Melville, New York March 12, 2024 Table of Contents 62

ENERGY VAULT HOLDINGS, INC. Consolidated Balance Sheets (In thousands, except par value) 2023 2022 Assets Current Assets Cash and cash equivalents $ 109,923 $ 203,037 Restricted cash 35,632 83,145 Accounts receivable, net of allowance for credit losses of $69 and $— as of December 31, 2023 and 2022, respectively. 27,189 37,460 Contract assets, net of allowance for credit losses of $1,113 and $— as of December 31, 2023 and 2022, respectively. 84,873 28,978 Inventory 415 4,378 Customer financing receivable, current portion, net of allowance for credit losses of $375 and $— as of December 31, 2023 and 2022, respectively. 2,625 1,500 Advances to suppliers 8,294 24,327 Assets held for sale 6,111 — Prepaid expenses and other current assets 4,520 7,242 Total current assets 279,582 390,067 Property and equipment, net 31,043 3,044 Intangible assets 1,786 — Operating lease right-of-use assets 1,700 1,442 Customer financing receivable, long-term portion, net of allowance for credit losses of $957 and $— as of December 31, 2023 and 2022, respectively. 6,698 8,260 Investments 17,295 11,080 Other assets 2,649 2,820 Total Assets $ 340,753 $ 416,713 Liabilities and Stockholders’ Equity Current Liabilities Accounts payable $ 21,165 $ 60,315 Accrued expenses 85,042 14,749 Contract liabilities, current portion 4,923 49,434 Lease liabilities, current portion 724 825 Total current liabilities 111,854 125,323 Deferred pension obligation 1,491 890 Contract liabilities, long-term portion 1,500 1,500 Other long-term liabilities 2,115 1,287 Total liabilities 116,960 129,000 Commitments and contingencies (Note 19) Stockholders’ Equity Preferred stock, $0.0001 par value; 5,000 shares authorized, none issued — — Common stock, $0.0001 par value; 500,000 shares authorized, 146,577 issued and outstanding at December 31, 2023 and 138,530 at December 31, 2022 15 14 Additional paid-in capital 473,271 435,852 Accumulated deficit (248,072) (147,265) Accumulated other comprehensive loss (1,421) (888) Total stockholders’ equity 223,793 287,713 Total Liabilities and Stockholders’ Equity $ 340,753 $ 416,713 December 31, The accompanying notes are an integral part of these consolidated financial statements. Table of Contents 63

ENERGY VAULT HOLDINGS, INC. Consolidated Statements of Operations and Comprehensive Loss (In thousands, except per share data) Year Ended December 31, 2023 2022 Revenue $ 341,543 $ 145,877 Cost of revenue 324,012 86,580 Gross profit 17,531 59,297 Operating expenses: Sales and marketing 18,210 12,582 Research and development 37,104 42,605 General and administrative 68,060 56,622 Depreciation and amortization 893 7,743 Asset impairment — 2,828 Loss from operations (106,736) (63,083) Other income (expense): Interest expense (35) (2) Interest income 8,152 3,695 Change in fair value of warrant liability — 2,330 Transaction costs — (20,586) Other expense, net (173) (226) Loss before income taxes (98,792) (77,872) Provision (benefit) for income taxes (349) 427 Net loss $ (98,443) $ (78,299) Net loss per share — basic and diluted $ (0.69) $ (0.64) Weighted average shares outstanding — basic and diluted 142,851 123,241 Other comprehensive loss — net of tax Actuarial loss on pension $ (519) $ (188) Foreign currency translation loss (14) (287) Total other comprehensive loss (533) (475) Total comprehensive loss $ (98,976) $ (78,774) The accompanying notes are an integral part of these consolidated financial statements. Table of Contents 64

Table of Contents

ENERGY VAULT HOLDINGS, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)
(In thousands)

	Convertible Preferred Stock		Common Stock					
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
Balance at December 31, 2021	**85,741**	**$ 182,709**	**20,432**	**$ —**	**$ 713**	**$ (68,966)**	**$ (413)**	**$ (68,666)**
Conversion of convertible preferred stock into common stock in connection with reverse recapitalization	(85,741)	(182,709)	85,741	9	182,700	—		182,709
Issuance of common stock upon the reverse recapitalization, net of transaction costs	—	—	27,553	3	191,856	—		191,859
Exercise of stock options	—	—	196	1	170	—		171
Exercise of warrants	—	—	2,873	—	25,360	—	—	25,360
Stock based compensation	—	—	—	—	41,058	—		41,058
Vesting of RSUs, net of shares withheld for payroll taxes	—	—	1,735	1	(6,005)	—	—	(6,004)
Net loss	—	—	—	—	—	(78,299)		(78,299)
Actuarial loss on pension	—	—	—	—	—	—	(188)	(188)
Foreign currency translation loss	—	—	—	—	—	—	(287)	(287)
Balance at December 31, 2022	**—**	**$ —**	**138,530**	**$ 14**	**$ 435,852**	**$ (147,265)**	**$ (888)**	**$ 287,713**
Adoption of ASU 2016-13	—	—	—	—	—	(2,364)	—	(2,364)
Exercise of stock options	—	—	278	—	224	—	—	224
Stock based compensation	—	—	—	—	43,097	—	—	43,097
Vesting of RSUs, net of shares withheld for payroll taxes	—	—	7,769	1	(5,902)	—	—	(5,901)
Net loss	—	—	—	—	—	(98,443)	—	(98,443)
Actuarial loss on pension	—	—	—	—	—	—	(519)	(519)
Foreign currency translation loss	—	—	—	—	—	—	(14)	(14)
Balance at December 31, 2023	**—**	**$ —**	**146,577**	**$ 15**	**$ 473,271**	**$ (248,072)**	**$ (1,421)**	**$ 223,793**

The accompanying notes are an integral part of these consolidated financial statements.

65

ENERGY VAULT HOLDINGS, INC. Consolidated Statements of Cash Flows (In thousands) Year Ended December 31, 2023 2022 Cash Flows From Operating Activities Net loss $ (98,443) $ (78,299) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation and amortization expense 893 7,743 Non-cash interest income (1,410) (365) Stock based compensation expense 43,097 41,058 Asset impairment — 2,828 Gain on change in fair value of warrant liability — (2,330) Provision for credit losses 150 — Foreign exchange gains and losses 222 316 Changes in operating assets and liabilities: Accounts receivable 10,202 (37,460) Contract assets (57,008) (28,978) Prepaid expenses and other current assets 2,851 (5,286) Advances to suppliers 22,797 (24,327) Inventory 3,963 (4,378) Customer financing receivable — (9,725) Other assets (496) (1,052) Accounts payable and accrued expenses 25,508 67,861 Contract liabilities (44,537) 49,434 Other long-term liabilities (444) (386) Net cash used in operating activities (92,655) (23,346) Cash Flows From Investing Activities Purchase of property and equipment (30,431) (2,319) Purchase of property and equipment held for sale (6,111) — Purchase of convertible notes — (2,000) Purchase of equity securities (6,000) (9,000) Net cash used in investing activities (42,542) (13,319) Cash Flows From Financing Activities Proceeds from exercise of stock options 224 171 Proceeds from insurance premium financing 1,250 — Proceeds from reverse recapitalization and PIPE financing, net — 235,940 Proceeds from exercise of warrants — 7,855 Payment of transaction costs related to reverse recapitalization — (20,651) Payment of taxes related to net settlement of equity awards (6,017) (5,482) Repayment of insurance premium financings (892) — Payment of finance lease obligations (47) (62) Net cash provided by financing activities (5,482) 217,771 Effect of exchange rate changes on cash, cash equivalents, and restricted cash 52 (49) Net increase (decrease) in cash, cash equivalents, and restricted cash (140,627) 181,057 Cash, cash equivalents, and restricted cash  –  beginning of the period 286,182 105,125 Cash, cash equivalents, and restricted cash –  end of the period 145,555 286,182 Less: restricted cash at end of period 35,632 83,145 Cash and cash equivalents - end of period $ 109,923 $ 203,037 Table of Contents 66

ENERGY VAULT HOLDINGS, INC. Consolidated Statements of Cash Flows (Continued) (In thousands) Year Ended December 31, 2023 2022 Supplemental Disclosures of Cash Flow Information: Income taxes paid 46 3 Cash paid for interest 35 2 Supplemental Disclosures of Non-Cash Investing and Financing Information: Conversion of redeemable preferred stock into common stock in connection with the reverse recapitalization — 182,709 Warrants assumed as part of reverse recapitalization — 19,838 Actuarial loss on pension (519) (188) Property, plant and equipment financed through accounts payable 5,051 — Assets acquired on finance lease 108 37 The accompanying notes are an integral part of these consolidated financial statements. Table of Contents 67

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS Energy Vault Holdings, Inc., which together with its subsidiaries is referred to herein as “Energy Vault” or the “Company”, develops and deploys utility-scale energy storage solutions designed to aid in the global transition to a clean energy future. The Company’s mission is to provide energy storage solutions to accelerate the global transition to renewable energy. The Company primarily relies on two models for project delivery, which are (i) EPC delivery and (ii) EEQ delivery. Under the EPC model, we generally rely on third-party EPC firms to construct our storage systems, under our supervision with dedicated teams tasked with project management. Under the EEQ model, we are responsible for the delivery and installation of the equipment we provide, as well as resolving issues within our scope of supply. Our current business model options include: • Building, operating, and transferring energy storage projects to potential customers, • Building, operating, and holding energy storage systems as equity (co-) sponsor that may provide recurring revenue in the future, • Recurring software revenue through licensing software for asset management and use case applications, • Recurring service revenue through long term service agreements, and • Intellectual property licenses and royalties associated with our energy storage technologies that may provide recurring revenues in the future. Energy Vault was originally incorporated under the name Novus Capital Corporation II as a special purpose acquisition company in the state of Delaware in September 2020 with the purpose of effecting a merger with one or more operating businesses. On September 8, 2021, Novus announced that it had entered into the Merger Agreement with Legacy Energy Vault that would result in the Merger. Upon the closing of the Merger on February 11, 2022 (the “Closing”), Novus was immediately renamed to “Energy Vault Holdings, Inc.” The Merger between Novus and Legacy Energy Vault was accounted for as a reverse recapitalization. See Note 3 - Reverse Capitalization for more information. Energy Vault Holdings, Inc. is headquartered in Los Angeles, California. Throughout the notes to the consolidated financial statements, unless otherwise noted, the “Company,” “we,” “us,” or “our” and similar terms refer to Legacy Energy Vault and its subsidiaries prior to the consummation of the Merger, and Energy Vault and its subsidiaries after the consummation of the Merger. NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation The accompanying consolidated financial statements have been prepared on an accrual basis of accounting in accordance with GAAP and applicable rules and regulations of the SEC regarding financial reporting. Principles of Consolidation These consolidated financial statements include Energy Vault Holdings, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Emerging Growth Company Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 68

This may make comparison of the Company’s consolidated financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. Use of Estimates The preparation of the consolidated financial statements, in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates its assumptions on an ongoing basis. The Company’s management believes that the estimates, judgment, and assumptions used are reasonable based upon information available at the time they are made. Significant estimates made by management include, among others, revenue recognition and stock-based compensation. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated financial condition and results of operations. Segment Reporting The Company reports its operating results and financial information in one operating and reportable segment. Our chief operating decision maker, which is our chief executive officer, reviews our operating results on a consolidated basis and uses that consolidated financial information to make operating decisions, assess financial performance, and allocate resources. Concentration of Credit and Other Risks Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, and customer financings receivable. Risks associated with cash and cash equivalents and restricted cash are mitigated by banking with creditworthy institutions. Such balances with any one institution may, at times, be in excess of federally insured amounts. As of December 31, 2023, one customer accounted for 92% of accounts receivable and as of December 31, 2022, two customers accounted for 78% and 16% of accounts receivable, respectively. As of December 31, 2023 and December 31, 2022, one customer accounted for 100% of the customer financing receivable. Revenue from three customers accounted for 64%, 22%, and 13% of total revenue, respectively, for the year ended December 31, 2023 and revenue from two customers accounted for 57% and 35% of total revenue, respectively, for the year ended December 31, 2022. Foreign Currency Assets and liabilities denominated in a foreign currency are translated into U.S dollars using the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at the average exchange rates during the periods. The impact of exchange rate fluctuations from translation of assets and liabilities is included in accumulated other comprehensive loss, a component of stockholders’ equity. As of December 31, 2023, accumulated other comprehensive loss included a $0.3 million loss related to currency translation adjustments. As of December 31, 2022, accumulated other comprehensive loss included a $0.2 million loss related to currency translation adjustments. Gains and losses resulting from foreign currency transactions are included in other expense, net in the accompanying consolidated statements of operations. Fair Value Measurements ASC 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 69

the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows: Level I — Inputs which include quoted prices in active markets for identical assets and liabilities. Level II — Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level III — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Revenue Recognition The Company recognizes revenue from contracts with customers in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenue is recognized when, or as, control of promised goods and services is transferred to customers, and the amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the goods and services transferred. The Company determines revenue recognition through the following steps: (1) Identification of the contract, or contracts, with a customer. (2) Identification of the performance obligations in the contract. (3) Determination of the transaction price. (4) Allocation of the transaction price to the performance obligations in the contract. (5) Recognition of revenue when, or as, a performance obligation is satisfied. Once a contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. The Company assesses if these options provide a material right to the customer and if so, they are considered performance obligations. The identification of material rights requires judgments related to the determination of the value of the underlying good or service relative to the option exercise price. The Company assesses whether each promised good or service is distinct for the purposes of identifying performance obligations in the contract. This assessment involves subjective determination and requires management to make judgments about the individual promised goods or services and whether such are separable from the other aspects of the contractual relationship. Promised goods and services are considered to be distinct provided that: (i) the customer can benefit from the good or service either on its own or together with the other resources that are readily available to the customer (that is, the good or service is capable of being distinct) and (ii) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract). The Company also considers the intended benefit of the contract in assessing whether a promised good or service is separately identifiable from other promises in the contract. If a promised good or service is not distinct, an entity is required to combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. The transaction price is determined and allocated to the identified performance obligations in proportion to their stand- alone selling prices (“SSP”) on a relative SSP basis. SSP is determined at contract inception and is not updated to reflect changes between contract inception and when the performance obligations are satisfied. Determining the SSP for performance obligations requires significant judgment. In developing the SSP for a performance obligation, the Company considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. In determining the transaction price, the Company adjusts consideration for the effects of the time value of money if the timing of payments provides the Company with a significant benefit of financing. When a contract provides the customer with a significant benefit of financing, the Company recognizes a customer financing receivable and recognizes interest income separate from the revenue recognized on the contracts with customers. The Company does not assess whether a Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 70

contract has a significant financing component if the expectation at contract inception is such that the period between payment and the transfer of the promised goods or services will be one year or less. The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) each performance obligation is satisfied, either at a point in time or over time. Over time revenue recognition is based on the use of an output or input method. Build and Transfer Energy Storage Projects: The Company enters into contracts with utility companies and independent power producers to build and transfer energy storage projects. The Company has entered into contracts to build and transfer battery-based energy storage projects and intends to enter into contracts to build and transfer gravity-based energy storage projects in the future. Each storage project is customized depending on the customer’s energy needs. Customer payments are due upon meeting certain milestones that are consistent with contract-specific phases of a project. The Company determines the transaction price based on the consideration expected to be received, which includes estimates of liquidated damages or other variable consideration. Generally, each contract to design and construct an energy storage project contains one performance obligation. Multiple contracts entered into with the same customer and near the same time to construct energy storage projects are combined in accordance with ASC 606. In these situations, the contract prices are aggregated and then allocated to each energy storage project based upon their relative stand-alone selling price. The Company recognizes revenue over time as a result of the continuous transfer of control of its products to the customer. The continuous transfer of control to the customer is supported by clauses in the contracts that provide enforceable rights to payment of the transaction price associated with work performed to date for products that do not have an alternative use to the Company and/or the project is built on the customer’s land that is under the customer’s control. Revenue for these performance obligations is recognized using the percentage of completion method based on cost incurred as a percentage of total estimated contract costs. Contract costs include all direct materials and labor costs related to contract performance. Pre-contract costs with no future benefit are expensed in the period in which they are incurred. Since the revenue recognition of these contracts depends on estimates, which are assessed continually during the term of the contract, recognized revenues and profit are subject to revisions as the contract progresses to completion. The cumulative effects of revisions of estimated total contract costs and revenues, together with any contract reserves which may be deemed appropriate, are recorded in the period in which the facts and changes in circumstances become known. Due to uncertainties inherent in the estimation process, it is reasonably possible that these estimates will be revised in a different period. When a loss is forecasted for a contract, the full amount of the anticipated loss is recognized in the period in which it is determined that a loss will incur. The Company’s contracts generally provide customers the right to liquidated damages (“LDs”) against Energy Vault in the event specified milestones are not met on time, or certain performance metrics are not met upon or after the substantial completion date. LDs are accounted for as variable consideration, and the contract price is reduced by the expected penalty or LD amount when recognizing revenue. Variable consideration is included in the transaction price only to the extent that it is improbable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty is resolved. Estimating variable consideration requires certain estimates and assumptions, including whether and by how much a project will be delayed. The existence and measurement of liquidated damages may also be impacted by the Company’s judgment about the probability of favorable outcomes of customer disputes involving whether certain events qualify as force majeure or the reason for the events that caused project delays. Variable consideration for LDs is estimated using the expected value of the consideration to be received. If Energy Vault has a claim against the customer for an amount not specified in the contract, such claim is recognized as an increase to the contract price when it is legally enforceable, which is usually upon signing a respective change order or equivalent document confirming the claim acceptance by the customer. The Company offers limited warranties on the Company’s energy storage systems which provide the customer assurance that the energy storage systems will function as the parties intended because it complies with agreed-upon specifications and are free from defects. These assurance-type warranties are not treated as a separate revenue performance obligation and are accounted for as guarantees under GAAP. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 71

Operate Energy Storage Projects: To date, the Company has not recognized any revenue related to providing operation services for its energy storage projects. The method of revenue recognition will be determined once the Company finalizes agreements with its future customers. Energy Management Software as a Service and Long Term Service Arrangements: During 2023, the Company signed its first agreement to provide energy management software as a service. The customer did not receive legal title or ownership of the software as a result of this arrangement. The customer receives access to the software platform and related support services as part of the contract. We consider these to be a series of distinct services that comprise a single performance obligation because they are substantially the same and have the same pattern of transfer. We recognize revenue over time using a straight-line recognition method. During 2023, the Company recognized $38 thousand of revenue related to providing energy management software as a service. To date, the Company has not recognized any revenue related to providing long term service arrangements. This method of revenue recognition will be determined once the Company finalizes agreements with its future customers. Licensing of Intellectual Property: The Company enters into licensing agreements of its intellectual property that are within the scope of ASC 606. The terms of such licensing agreements include the license of functional intellectual property, given the functionality of the intellectual property is not expected to change substantially as a result of the licensor’s ongoing activities. The transaction price allocated to the licensing of intellectual property is recognized as revenue at a point in time when the licensed intellectual property is made available for the customer’s use and benefit. Certain licensing agreements contain a significant financing component due to the customer having extended payment terms. The amounts due from customers under extended payment terms are included in the line item, customer financing receivable, on the consolidated balance sheets. Royalty Revenue: In connection with entering into intellectual property licensing agreements, the Company also enters into royalty agreements whereby the customer agrees to pay the Company a percentage of the customer’s future sales revenue that is generated by using the Company’s intellectual property. The Company has not recognized any royalty revenue to date, but will recognize royalty revenue at the point in time when the customer’s sales occur. Cash, Cash Equivalents, and Restricted Cash The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less to be cash equivalents. At December 31, 2023, the Company maintained investments in money market accounts totaling $98.4 million, including $98.0 million in U.S. government money market funds. At December 31, 2022, the Company maintained money market funds totaling $5.4 million and a cash sweep account invested primarily in U.S. Treasury and other short-term securities totaling $66.5 million. Restricted cash as of December 31, 2023 and 2022 primarily consisted of cash held by banks as collateral for the Company’s letters of credit. Accounts Receivable Accounts receivable represents amounts that have an unconditional right to consideration, have been billed to customers, and do not bear interest. Receivables are carried at the original invoiced amount, less an allowance for any potential uncollectible amounts. Customer Financing Receivable Customer financing receivable includes amounts due from a customer related to a licensing agreement under extended payment terms which contains a significant financing component. An interest rate is not stated in this agreement and is imputed using the effective interest method when recognizing interest income. The imputed interest rate on the note is 8.7%. Interest income on the customer financing receivable was $0.9 million and $35 thousand for the years ended December 31, 2023 and 2022, respectively. The Company evaluates its customer financing receivable on a periodic basis by monitoring the credit quality and financial condition of the guarantor for the customer. The amortized cost basis for the Company’s customer financing receivable was $10.7 million and $9.8 million as of December 31, 2023 and 2022, respectively. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 72

Allowance for Credit Losses The Company estimates expected uncollectible amounts related to its accounts receivable, customer financing receivable, and contract asset balances as of the end of each reporting period, and presents those financial asset balances net of an allowance for expected credit losses in the consolidated balance sheets. The Company utilizes a probability-of-default (“PD”) and loss-given-default (“LGD”) methodology to calculate the allowance for credit losses for each customer by type of financial asset. Due to the Company’s limited operating history and lack of loss history, the Company derived its PD and LGD rates using historical rates for corporate bonds as published by Moody’s. The Company uses PD and LGD rates that correspond to the customer’s credit rating and period of time in which the financial asset is expected to remain outstanding. Inventory Inventory consists of equipment and spare parts, which are used in ongoing battery storage projects for sale. Inventory is stated at the lower of cost or net realizable value with cost being determined by the specific identification method. Costs include the cost of purchase and other costs incurred in bringing the inventories to their present location and condition. The Company periodically reviews its inventory for potential obsolescence and write down of its inventory, as appropriate, to net realizable value based on its assessment of market conditions. Assets held for sale The Company classifies assets to be disposed of as held for sale in the period in which they are available for sale in their present condition and when the sale is probable and expected to be completed within one year. Assets classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Further, the Company does not record depreciation and amortization expense on assets that are classified as held for sale. The Company has classified property, equipment, and intangible assets that were acquired in December 2023 as held for sale as of December 31, 2023 because the Company purchased the assets with the intent and ability to resell them within one year of acquiring the assets. Property and Equipment, Net Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred. When assets are retired or sold, the cost and related accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected in operating expenses in the period realized. Impairment of Long-Lived Assets The Company reviews long-lived assets, primarily comprised of property and equipment, intangible assets, and operating right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If the carrying value of the assets exceeds the sum of the estimated future cash flows, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceed their fair value. Intangible Assets The Company’s intangible assets consist of software development costs related to software to be sold or leased externally. These development costs are capitalized upon the establishment of technological feasibility for a product in accordance with ASC 985-20, Software - Costs of Software to be Sold, Leased, or Marketed. Amortization of capitalized software costs will begin at the time that each software product becomes available for general release to customers. As of December 31, 2023, none of the Company’s software products have been placed in service. Once a software application is available for general release and is placed in service, the Company will amortize the capitalized costs on a product basis by the greater of the straight-line method over the estimated economic life of the product, or the ratio that current gross revenues for a product bear to the total current and anticipated future gross revenues for that product. The useful life of our external-use software development costs is generally expected to be 5 years. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 73

Investment in Equity Securities During 2022 and 2023, the Company made a strategic investment and purchased equity securities in KORE, a U.S. manufacturer of battery cells and modules. The Company’s ownership in KORE does not provide the Company with the ability to exercise significant influence. These equity securities do not have a readily determinable fair value and are recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. As of December 31, 2023 and 2022, the cost basis of these securities was equal to their carrying value. The Company did not recognize any impairments or value changes resulting from observable price changes during the years ended December 31, 2023 and 2022. The carrying value of the Company’s investment in equity securities is included in the line item, investments, in the consolidated balance sheets. Leases The Company determines if a contract contains a lease at its inception based on whether or not the Company has the right to control the asset during the contract period and other facts and circumstances. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as either operating or finance leases. Upon commencement of the lease, a ROU asset and corresponding lease liability are recognized for all operating and finance leases. The Company has elected the short-term lease exemption, which does not require a ROU asset or lease liability to be recognized when the lease term is 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The Company has decided not to elect the policy to not separate lease and non-lease component in arrangements whereby the Company is the lessee. Upon commencement of the lease, ROU assets are recognized based on the initial measurement of the lease liability and adjusted for any lease payments made before commencement date of the lease, less any lease incentives and including any initial direct costs incurred. Lease liabilities are initially measured at the present value of future minimum lease payments over the lease term. The discount rate used to determine the present value is the rate implicit in the lease unless that rate cannot be determined, in which case Company’s incremental borrowing rate is used, which is based on the estimated interest rate for collateralized borrowing over a similar term of the lease at commencement date. Rights to extend or terminate a lease are included in the lease term when there is reasonable certainty the right will be exercised. Factors used to assess reasonable certainty of rights to extend or terminate a lease include current and forecasted lease improvement plans, anticipated changes in development strategies, historical practice in extending similar contracts and current market conditions. Operating lease ROU assets and liabilities are subsequently measured at the present value of the lease payments not yet paid and discounted at the initial discount rate at commencement of the lease, less any impairments to the ROU asset. Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease ROU assets are amortized on a straight-line basis over the estimated useful life of the asset if the lessee is reasonably certain to exercise a purchase option or ownership of the leased asset transfers at the end of the lease term, otherwise the leased assets are amortized over the lease term. Amortization of finance lease ROU assets is included in depreciation and amortization. Operating lease ROU assets are recognized on the consolidated balance sheets in the line item, operating lease right-of-use assets, and finance lease ROU assets are recognized on the consolidated balance sheets within the line item, property and equipment, net. Defined Benefit Pension Obligation The Company’s wholly owned subsidiary in Switzerland has a defined benefit pension obligation covering retirement and other long-term benefits of the local employees. Accrued pension costs are developed using actuarial principles and assumptions which consider a number of factors, including estimates for the discount rate, expected long-term rate of return on assets and mortality. Changes in these estimates would impact the amounts that the Company records in the consolidated financial statements. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 74

Warrants The Company assumed Public Warrants and Private Warrants upon the Closing. The Company accounts for warrants for shares of the Company’s common stock that are not indexed to its own stock as liabilities at fair value on the consolidated balance sheets. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized in the Company’s consolidated statements of operations. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in-capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss in the consolidated statements of operations. Earn-Out Shares In connection with the reverse recapitalization and pursuant to the Merger Agreement, eligible Legacy Energy Vault stockholders immediately prior to the Closing, have the contingent right to receive an aggregate of 9.0 million shares of the Company’s common stock (“Earn-Out Shares”) upon the Company achieving each Earn-Out Triggering Event (defined below) during the period beginning on the 90th day following the Closing and ending on the third anniversary of such date. An “Earn-Out Triggering Event” means the date on which the closing price of the Company’s common stock quoted on the NYSE is greater than or equal to certain specified prices for any 20 trading days within a 30 consecutive day trading period. The Earn-Out Shares were recognized at fair value upon the Closing of the Merger and classified in shareholders’ equity. Because the Merger was accounted for as a reverse recapitalization, the issuance of the Earn-Out Shares was treated as a deemed dividend and since the Company does not have retained earnings, the issuance was recorded within additional- paid-in capital (“APIC”) and has a net nil impact on APIC. Research and Development Expenses Research and development costs are expensed as incurred. Research and development costs consist of salaries and other personnel related expenses, engineering expenses, product development costs and facility costs. Advertising Costs Advertising costs are expensed as incurred and are reflected in the line item, sales and marketing, in the consolidated statements of operations. Advertising expenses were $0.5 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively. Stock-Based Compensation The Company issues stock-based compensation awards to employees, directors, and non-employees in the form of stock options and restricted stock units (“RSUs”). The Company measures and recognizes compensation expense for stock-based awards based on the award’s fair value on the date of the grant. The Company accounts for forfeitures of stock-based awards when they occur. The fair value of RSUs that vest based on service conditions is measured using the fair value of the Company’s common stock on the date of the grant. The fair value of RSUs that vest based on market conditions is measured using a Monte Carlo simulation model on the date of the grant. The fair value of stock options that vest based on service conditions is measured using the Black-Scholes option pricing model on the date of the grant. The Monte Carlo simulation model and the Black-Scholes option pricing model require the input of highly subjective assumptions, including the fair value of the Company’s common stock, the expected term of the award, the expected volatility of the Company’s common stock, risk-free interest rates, and the expected dividend yield of the Company’s common stock. This assumption used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherit uncertainties and the application of management’s judgment. The fair value of awards is recognized on a straight-line basis over the requisite service period. The fair value of the market-based RSUs is recognized over the requisite service period regardless of whether or not the RSUs ultimately vest and convert to common stock. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 75

Transaction Costs Transaction costs consist of direct legal, accounting, and other fees related to the consummation of the Merger. These costs were initially capitalized as incurred in prepaid assets and other current assets in the consolidated balance sheet. Upon the Closing, transaction costs related to the issuance of shares were recognized in stockholders’ deficit while costs associated with the public and private warrants liabilities were expensed in the consolidated statements of operations and comprehensive loss. The Company and Novus incurred in aggregate $44.8 million in transaction costs during the year ended December 31, 2022, consisting of underwriting, legal, and other professional fees, of which $24.2 million was recorded to additional paid-in-capital as a reduction of proceeds and the remaining $20.6 million was expensed immediately upon the Closing. Income Taxes The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent the Company believes they will not be realized. Net Loss Per Share Basic net loss per share of common stock is calculated by dividing net loss by the weighted average number of common shares outstanding for the applicable period. Diluted net loss is computed based on the weighted average number of common shares outstanding increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued, including any dilutive effect from convertible preferred stock, outstanding stock options, or unvested RSUs, and reduced by the number of shares the Company could have repurchased with the proceeds from the issuance of the potentially dilutive shares. Potentially dilutive instruments are excluded from the per share calculation because the Company is in a net loss position and they would therefore be anti-dilutive. Recently Adopted Accounting Pronouncements In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to improve financial reporting by requiring earlier recognition of credit losses on certain financial assets. This standard replaces the previous incurred loss impairment model that recognized losses when a probable threshold was met, with a requirement to recognize lifetime expected credit losses immediately when a financial asset is acquired or purchased. The Company adopted the standard on January 1, 2023 using the modified retrospective method, which required a cumulative effect adjustment to accumulated deficit of $2.4 million, driven by the Company’s accounts receivables, contract assets, and customer financing receivable. NOTE 3. REVERSE RECAPITALIZATION On February 11, 2022, in connection with the Merger, the Company raised gross proceeds of $235.9 million, including the contribution of $40.9 million of cash, net of redemptions, held in Novus’ trust account from its initial public offering and an aggregate purchase price of $195.0 million from the sale and issuance of common shares in a PIPE at $10.00 per share. The Company and Novus incurred in aggregate approximately $44.8 million in transaction costs, consisting of underwriting, legal, and other professional fees, of which $24.2 million was recorded to additional paid-in-capital as a reduction of proceeds and the remaining $20.6 million was expensed immediately upon the Closing. The aggregate consideration paid to Legacy Energy Vault stockholders in connection with the Merger (excluding any potential Earn-Out Shares), was 106.2 million shares of the Company’s common stock, par value $0.0001 after giving effect to the exchange ratio of 6.7735 (the “Exchange Ratio”). The total net cash proceeds to the Company were $191.1 million. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 76

The following transactions were completed as part of the Merger: • All of the issued and outstanding shares of Legacy Energy Vault convertible preferred stock were canceled and converted into a total of 85.7 million shares of Energy Vault common stock; • Each issued and outstanding share of Legacy Energy Vault common stock was canceled and converted into a total of 20.4 million shares of Energy Vault common stock; • Each outstanding vested and unvested Legacy Energy Vault common stock option was converted into options exercisable for shares of Energy Vault common stock with the same terms except for the number of shares exercisable and the exercise price, each of which was adjusted by the Exchange Ratio; • Each outstanding and unvested Legacy Energy Vault restricted stock unit (“RSU”) was converted into RSUs for shares of Energy Vault common stock with the same terms except for the number of shares, each of which was adjusted by the Exchange Ratio; and • Each outstanding vested and unvested Legacy Energy Vault restricted stock award (“RSA”) was converted into RSAs for shares of Energy Vault common stock with the same terms except for the number of shares, each of which was adjusted by the Exchange Ratio. The Merger was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Novus was treated as the acquired company for financial reporting purposes. The reverse recapitalization accounting treatment was primarily determined based on the shareholders of Legacy Energy Vault having a relative majority of the voting power of Energy Vault and having the ability to nominate the majority of the members of the Energy Vault Board, senior management of Legacy Energy Vault comprise the senior management of Energy Vault, and the operations of Legacy Energy Vault prior to the Merger comprise the ongoing operations of Energy Vault. Accordingly, for accounting purposes, the financial statements of the combined entity upon consummation of the Merger represent a continuation of the financial statements of Legacy Energy Vault with the Merger being treated as the equivalent of Legacy Energy Vault issuing shares for the net assets of Novus, accompanied by a recapitalization. The net assets of Novus were recognized at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are presented as those of Legacy Energy Vault and the accumulated deficit of Legacy Energy Vault has been carried forward after Closing. All periods prior to the Merger have been retroactively adjusted using the Exchange Ratio for the equivalent number of shares outstanding immediately after the Closing to effect the reverse recapitalization. The number of shares of common stock issued following the consummation of the Merger was as follows (amounts in thousands): Shares Legacy Energy Vault stock converted as part of Merger (1) 106,172 Novus public shares (2) 4,079 Novus sponsor shares (3) 3,975 PIPE shares 19,500 Total shares of Energy Vault common stock issued as part of the Merger 133,726 __________________ (1) Excludes 9.0 million common shares issuable in earn-out arrangements as they are not issuable until 90 days after the Closing and are contingently issuable based upon the Company’s share price meeting certain thresholds. (2) Excludes 14.7 million warrants issued and outstanding as of the Closing of the Merger which includes 9.6 million public warrants and 5.2 million private warrants held by the Novus Sponsor. (3) Includes 1.6 million common shares that have transfer restrictions based on the Company’s share price meeting certain thresholds. These 1.6 million common shares are held in escrow and are subject to potential forfeiture. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 77

NOTE 4. REVENUE RECOGNITION The Company recognized revenue for the product and service categories as follows for the years ended December 31, 2023 and 2022 (amounts in thousands): Year Ended December 31, 2023 2022 Build and transfer energy storage products (1) $ 339,891 $ 85,636 Licensing of intellectual property (2) 735 58,483 Other (3) 917 1,758 Total revenue $ 341,543 $ 145,877 __________________ (1) Represents revenue recognized over time (2) Represents revenue recognized at a point-in-time. (3) For the year ended December 31, 2023, revenue recognized over time was $0.5 million and revenue recognized at a point-in-time was $0.4 million. For the year ended December 31, 2022, the entire amount was recognized over time. The following table summarizes the Company’s revenue disaggregated by geographic region, which is determined based on the customer’s location, for the years ended December 31, 2023 and 2022 (amounts in thousands): Year Ended December 31, 2023 2022 United States $ 341,066 $ 85,635 China 477 50,518 Other — 9,724 Total revenue $ 341,543 $ 145,877 Remaining Performance Obligations Remaining performance obligations represent the amount of unearned transaction prices under contracts for which work is wholly or partially unperformed. As of December 31, 2023, the amount of the Company’s remaining performance obligations was $144.2 million. The Company generally expects to recognize approximately 16.0% of the remaining performance obligations as revenue over the next 12 months and the remainder more than 12 months from December 31, 2023. Contract Balances The following table provides information about contract assets and contract liabilities from contracts with customers (amounts in thousands): December 31, 2023 2022 Refundable contribution $ 25,000 $ 25,000 Unbilled receivables 55,241 531 Retainage 5,745 3,447 Less allowance for credit losses (1,113) — Contract assets, net of allowance for credit losses $ 84,873 $ 28,978 Contract liabilities, current portion $ 4,923 $ 49,434 Contract liabilities, long-term portion 1,500 1,500 Total contract liabilities $ 6,423 $ 50,934 Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 78

Contract assets consist of a refundable contribution, unbilled receivables, and retainage. Refundable contribution represents the contribution the Company made to a company to be used during the construction of its first GESS, which will be refunded to the Company upon the customer’s first GESS obtaining substantial completion, subject to adjustments for potential liquidated damages if certain performance metrics are not met. Unbilled receivables represent the estimated value of unbilled work for projects with performance obligations recognized over time. Retainage represents a portion of the contract amount that has been billed, but for which the contract allows the customer to retain a portion of the billed amount until final contract settlement. Retainage is not considered to be a significant financing component because the intent is to protect the customer. Contract liabilities consist of deferred revenue. Under certain contracts, the Company may be entitled to invoice the customer and receive payments in advance of performing the related contract work. In those instances, the Company recognizes a liability for advance billings in excess of revenue recognized, which is referred to as deferred revenue. Deferred revenue is not considered to be a significant financing component because it is generally used to meet working capital demands that can be higher in the early stages of a contract. For the years ended December 31, 2023 and 2022, the Company recognized revenue of $46.0 million and $— million, respectively, related to amounts that were included in deferred revenue as of the beginning of their respective years. NOTE 5. ALLOWANCE FOR CREDIT LOSSES Activity in the allowance for credit losses was as follows for the year ended December 31, 2023 (amounts in thousands): Accounts Receivable Contract Assets Customer Financing Receivable Total Allowance for credit losses, beginning of period $ — $ — $ — $ — Addition due to adoption of ASU 2016-13 81 1,063 1,220 2,364 Provision (benefit) for credit losses (12) 50 112 150 Allowance for credit losses, end of period $ 69 $ 1,113 $ 1,332 $ 2,514 The Company did not have an allowance or provision for credit losses as of and for the year ended December 31, 2022. NOTE 6. FAIR VALUE MEASUREMENTS Carrying amounts of certain financial instruments, including cash, accounts payable, and accrued liabilities approximate their fair value due to their relatively short maturities and market interest rates, if applicable. The Company categorizes assets and liabilities recorded or disclosed at fair value on the consolidated balance sheet based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows: • Level 1—Inputs which included quoted prices in active markets for identical assets and liabilities. • Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. • Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 79

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ENERGY VAULT HOLDINGS, INC.

Notes to Consolidated Financial Statements

The Company's financial assets and liabilities that were measured at fair value on a recurring basis were as follows as of December 31, 2023 and 2022, respectively (amounts in thousands):

	Level 1	Level 2	Level 3	Total
Assets (Liabilities):				
Derivative asset — conversion option (1)	—	—	1,025	1,025
Warrant liability (2)	—	—	2	2

(1) Refer to Note 8 - *Investments* for further information.
(2) Refer to Note 14 - *Warrants* for further information.

NOTE 7. RELATED PARTY TRANSACTIONS

In May 2019, the Company received a $1.5 million deposit for a gravity based system from a customer that was owned by one of its primary shareholders; the order remains outstanding as of December 31, 2023. The deposit and order were received before the owner of the customer became one of the Company's primary shareholders. This deposit is recognized in the line item, contract liabilities, long-term portion, in the consolidated balance sheets.

During the years ended December 31, 2023 and 2022, the Company paid contracted engineering, design, and civil tolerance code calculation support fees of $0.2 million and $0.4 million, respectively, to an immediate family member of an executive officer. The Company retains all intellectual property as part of these services.

During the years ended December 31, 2023 and 2022, the Company paid GESS construction and testing costs of $0.5 million and $0.5 million, respectively, to a local company owned by an immediate family member of an employee.

During the years ended December 31, 2023 and 2022, the Company paid $0.1 million and $0.3 million, respectively, in primary market research and business development consulting costs to a company owned by an officer of the Company.

During the years ended December 31, 2023 and 2022, the Company paid $1.7 million and $1.2 million, respectively, in marketing and sales costs to a company owned by an immediate family member of an officer of the Company.

In May 2023, the Company signed a technology license option agreement with a company affiliated with a member of Energy Vault's Board. The agreement permits the customer to exercise options to enter into licensing agreements in certain territories to use the Company's gravity storage technology for a fee of $0.5 million. The customer exercised its option for one of the territories on June 30, 2023 and paid Energy Vault an additional $0.5 million. The Company recognized $0.7 million in revenue related to the option and licensing arrangements during the year ended December 31, 2023.

NOTE 8. INVESTMENTS

The following table provides a reconciliation of investments to the Company's consolidated balance sheets (amounts in thousands):

	December 31,	
	2023	2022
Investment in equity securities	$ 15,000	$ 9,000
Convertible note receivable	2,295	2,080
	$ 17,295	$ 11,080

Convertible Note Receivable

In October 2021, the Company entered into a convertible promissory note purchase agreement with DG Fuels, LLC ("DG Fuels") and purchased a promissory note with a principal balance of $1.0 million ("DG Fuels Tranche 1 Note"). In April

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ENERGY VAULT HOLDINGS, INC.

Notes to Consolidated Financial Statements

2022, the Company purchased an additional promissory note from DG Fuels with a principal balance of $2.0 million. ("DG Fuels Tranche 2 Note") (collectively, the "DG Fuels Note").

The maturity date of the DG Fuels Note is the earlier of (i) 30 days after a demand for payment is made by the Company at any time after the two year anniversary of the date of issuance of the note; (ii) the four year anniversary of the date of issuance of the note; (iii) five days following a Financial Close ("Financial Close" means a project finance style closing by DG Fuels or its subsidiary of debt and equity capital to finance the construction of that certain biofuel facility currently under development by DG Fuels), or (iv) upon an event of default determined at the discretion of the Company. The DG Fuels Note has an annual interest rate of 10.0%.

The Company intends to hold and convert the DG Fuels Note into the equity securities issued by DG Fuels in its next equity financing round that is greater than $20.0 million at a 20% discount to the issuance price. The principal balance and unpaid accrued interest on the DG Fuels Note will, at the option of the Company, convert into equity securities upon the closing of such next equity financing round.

The discounted conversion rate in the DG Fuels Note is considered a redemption feature that is an embedded derivative, which requires bifurcation and separate accounting at its estimated fair value under ASC 815 – *Derivative and Hedging*. The embedded derivative upon the purchase of the DG Fuels Tranche 1 Note was an asset of $0.4 million and the embedded derivative upon the purchase of the DG Fuels Tranche 2 Note was an asset of $0.7 million. The estimated fair value of the derivative instruments were recognized as a derivative asset on the consolidated balance sheets, with an offsetting discount to the DG Fuels Note. The Company amortizes the discount on the Note into interest income using the effective interest method. The Company recognized interest income of $0.5 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively, from the DG Fuels Note. Interest income on the DG Fuels Note includes income from the amortization of the debt discount of $0.2 million and $0.1 million for the years ended December 31, 2023 and 2022, respectively.

The derivative financial instrument is recorded in other assets in the consolidated balance sheets. At each reporting period, the Company remeasures this derivative financial instrument to its estimated fair value. The change in the estimated fair value is recorded in other expense, net in the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2023 and 2022, there was no change in fair value of the embedded derivative.

A reconciliation of the beginning and ending asset balance for the embedded derivative in the DG Fuels Note is as follows (amounts in thousands):

	Year Ended December 31,	
	2023	2022
Balance at beginning of period	$ 1,025	$ 350
Additions	—	675
Change in fair value	—	—
Balance at end of period	$ 1,025	$ 1,025

Investment in Equity Securities

In November 2022, the Company purchased $9.0 million of equity securities in KORE, a U.S. manufacturer of battery cells and modules. In February 2023, the Company purchased an additional $6.0 million of equity securities,increasing the Company's total investment in KORE to $15.0 million.

These equity securities do not have a readily determinable fair value and are recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. As of December 31, 2023 and 2022, the carrying value of these equity securities was equal to its cost basis.

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ENERGY VAULT HOLDINGS, INC.

Notes to Consolidated Financial Statements

NOTE 9. PROPERTY AND EQUIPMENT, NET

As of December 31, 2023 and 2022, property and equipment, net consisted of the following (amounts in thousands):

		December 31,	
	Life (years)	2023	2022
Land		$ 226	$ —
Buildings	27.5	774	—
Machinery and equipment	6	9,330	657
Finance lease right-of-use assets	4	187	178
Furniture and IT equipment	3 - 7	1,474	815
Leasehold improvements	4 - 7	702	529
Construction in progress		20,095	1,268
Total property and equipment		32,788	3,447
Less: accumulated depreciation		(1,745)	(403)
Property and equipment, net		$ 31,043	$ 3,044

The increase in property and equipment in 2023 compared to 2022 is primarily attributable to the gravity energy storage customer demonstration unit being constructed in Snyder, Texas ("Snyder CDU") and the hybrid energy storage system being constructed in Calistoga, California. In December 2023, the Company paid $6.3 million to acquire the land that the Snyder CDU will be located on, and other tangible and intangible assets. The Company intends to sell a portion of the land that will not be used for the Snyder CDU, as well as all of the other tangible and intangible assets that were acquired. The assets that the Company intends to sell are classified as assets held for sale on the consolidated balance sheets.

The following tables shows property and equipment, net by geographical location as of December 31, 2023 and 2022 (amounts in thousands):

	December 31,	
	2023	2022
United States	$ 30,251	$ 2,196
Foreign	792	848
Property and equipment, net	$ 31,043	$ 3,044

For the years ended December 31, 2023 and 2022, depreciation and amortization related to property and equipment was $0.9 million and $7.7 million, respectively.

The Company recognized impairment charges related to property and equipment of $— million and $2.8 million for the years ended December 31, 2023 and 2022, respectively.

During the year ended December 31, 2022, the Company completed the dismantling of the EV1 CDU. Accordingly, the Company wrote off the carrying value of the demonstration and test equipment and certain components of the brick machines that could only be used for the EV1 CDU. This change in the facts and circumstances resulted in the recognition of accelerated depreciation of $3.8 million and impairment charges of $2.8 million during the year ended December 31, 2022.

NOTE 10. DEFINED BENEFIT PENSION OBLIGATION

The Company has a defined benefit pension plan for its employees in its wholly owned Switzerland subsidiary. The plan is a statutory requirement in accordance with local regulations. The Swiss pension plans are governed by the Swiss Federal Law on Occupational Retirements, Survivors' and Disability Pension plans. The Company used third party providers to administer these plans. Benefits provided by the pension plan are based on years of service and employees' remuneration over their employment period. The Company uses December 31 as the year end measurement date for this plan.

The Company's policy is to fund its pension obligations in conformity with the funding requirements under applicable laws and governmental regulations. The pension plans maintain investment policies that, among other things, establish a

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portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policies provide that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands. The assumption used for the expected long-term rate of return on plan asset is based on the long-term expected returns for the investment mix of assets currently in the portfolio. Historical return trends for the various asset classes in the class portfolio are combined with current and anticipated future market conditions to estimate the rate of return for each class. These rates are then adjusted for anticipated future inflation to determine estimated nominal rates of return for each class. The accumulated benefit obligation represents the obligations of a pension plan for past service as of the measurement date, which is the present value of benefits earned to date based on current compensation levels. Obligations and Funded Status The following table presents the defined benefit plans’ funded status and amount recognized in the consolidated balance sheets as of December 31, 2023 and 2022 (amounts in thousands): Year Ended December 31, 2023 2022 Change in Benefit Obligation Benefit obligation at beginning of year $ 4,045 $ 2,662 Service cost 262 162 Interest cost 75 9 Actuarial (gain) loss 313 (149) Transfers in, net of benefits paid 336 866 Plan participant’s contributions 214 137 Plan amendments 60 350 Foreign currency translation adjustments 486 8 Benefit obligation at end of year $ 5,791 $ 4,045 Change in Plan Assets Fair value of plans assets at beginning of year $ 3,155 $ 1,928 Actual return on plans’ assets 8 74 Employer contributions 221 137 Benefits paid 336 866 Plan participant’s contributions 214 137 Foreign currency translation adjustments 366 13 Fair value of plans assets at end of year $ 4,300 $ 3,155 Funded Status at End of Year Fair value of plan assets $ 4,300 $ 3,155 Benefit obligation (5,791) (4,045) Liability recognized at end of year $ (1,491) $ (890) Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 83

Components of Net Periodic Benefit Cost The components of net periodic pension benefit cost for the Company’s defined benefit pension plans for the years ended December 31, 2023 and 2022 were as follows (amounts in thousands): Year Ended December 31, 2023 2022 Employer service costs $ 262 $ 162 Interest cost 75 9 Expected return on plan assets (161) (72) Amortization of net prior service credit 29 (13) Amortization of net loss — 39 Net periodic benefit cost $ 205 $ 125 Impact on Accumulated Other Comprehensive Loss Amounts recognized in accumulated other comprehensive loss at December 31, 2023 and 2022 were as follows (amounts in thousands): December 31, 2023 2022 Net prior service cost $ (305) $ (262) Net loss (859) (383) Accumulated other comprehensive loss $ (1,164) $ (645) Changes in accumulated other comprehensive loss for the Company’s pension plan were as follows (amounts in thousands): Year Ended December 31, 2023 2022 Accumulated other comprehensive loss at beginning of year $ (645) $ (457) Change in net prior service credit (cost) (30) (360) Change in net gain (loss) (457) 189 Foreign currency translation adjustments (32) (17) Accumulated other comprehensive loss at end of year $ (1,164) $ (645) Assumptions The assumptions used to measure the benefit obligation and net periodic benefit cost for the Company’s defined benefit pension plan were as follows: 2023 2022 Discount rate 1.8% 1.8 % Expected long-term return on plan assets 5.1% 4.7 % Rate of compensation increase 1.5% 1.5 % Pension increase rate (in payment) — % — % Investment Strategy As is customary with Swiss pension plans, the plan assets are invested in a Swiss collective fund (Profond Pension Fund, contract number 208.155) with multiple employers. The Company does not have rights to the individual assets of the plans nor does the Company have investment authority over the assets of the plans. The collective fund maintains a variety of investment positions primarily in equity securities and highly rated debt securities. The valuation of the collective fund assets as a whole is a level 3 measurement; however the individual investments of the fund are generally level 1 (equity Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 84

securities and cash), level 2 (fixed income) and level 3 (real estate and alternative) investments. The Company determines the fair value of the plan assets based on information provided by the collective fund, through review of the collective fund’s annual financial statements, and the Company further considers whether there are other indicators that the investment balances reported by the fund could be impaired. The Company concluded that no such impairment indicators were present at December 31, 2023. The Swiss pension plans’ actual asset allocation as compared to the plan administrators’ target asset allocations for fiscal years 2023 and 2022 were as follows: 2023 2022 Target Equity instruments (Level 1) 47.6% 47.3% 50.0 % Debt instruments (Level 2) 9.6% 9.7% 10.0 % Real estate (Level 3) 28.3% 30.0% 30.0 % Alternative investments (Level 3) 8.2% 7.7% 5.0 % Cash and equivalents (Level 1) 6.3% 5.3% 5.0 % Total 100.0% 100.0% 100.0 % Cash Flows Estimated future benefit payments expected to be paid by the defined benefit pension plan at December 31, 2023 are as follows (amounts in thousands): Year Ending December 31, Future Benefits 2024 $ 52 2025 53 2026 53 2027 54 2028 55 Thereafter 280 Total $ 547 The estimated employer contribution to the defined benefit pension plan in fiscal year 2024 is approximately $0.2 million. Defined Contribution Plan The Company sponsors a defined contribution retirement plan for its United States employees and began making matching contributions in January 2023 up to a maximum of 3.5% of compensation. The Company made $0.8 million in matching contributions for the year ended December 31, 2023. NOTE 11. SUPPLEMENTAL BALANCE SHEETS DETAIL December 31, (amounts in thousands) 2023 2022 Prepaid expenses and other current assets: Prepaid expenses $ 3,131 $ 6,609 Tax refund receivable 1,359 454 Other 30 179 Total $ 4,520 $ 7,242 Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 85

December 31, (amounts in thousands) 2023 2022 Other assets: Derivative asset —  conversion option $ 1,025 $ 1,025 Other 1,624 1,795 Total $ 2,649 $ 2,820 December 31, (amounts in thousands) 2023 2022 Accrued expenses: Accrued purchases $ 71,932 $ — Employee costs 5,985 8,711 Professional fees 4,522 1,671 Warranty accrual 894 — Taxes payable 733 4,168 Accrued project loss 591 — Insurance premium financing 358 — Other 27 199 Total $ 85,042 $ 14,749 December 31, (amounts in thousands) 2023 2022 Lease liabilities, current portion: Operating leases $ 697 $ 787 Finance leases 27 38 Total $ 724 $ 825 December 31, (amounts in thousands) 2023 2022 Other long-term liabilities: Operating leases $ 1,044 $ 709 Asset retirement obligation 52 560 Warranty accrual 924 — Finance leases 93 16 Warrant liability 2 2 Total $ 2,115 $ 1,287 Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 86

NOTE 12. DEBT In July 2023, the Company entered into a financing agreement related to premiums under certain insurance policies. The Company is obligated to repay the lender an aggregate sum of $1.1 million through nine equal monthly payments, at an annual interest rate of 7.0%. Repayments began on July 15, 2023. In September 2023, the Company entered into a financing agreement related to premiums under certain insurance policies. The Company is obligated to repay the lender an aggregate sum of $0.2 million through four equal monthly payments, at an annual interest rate of 7.0%. Repayments began on September 15, 2023. The carrying value of the Company’s debt as of December 31, 2023 was $0.4 million and is included in the line item, accrued expenses, on the consolidated balance sheets. NOTE 13. LEASES The Company primarily has operating leases for its corporate offices, field offices, and vehicles. The Company recognizes a ROU asset and lease liability for operating leases based on the net present value of future minimum lease payments. Lease expense is recognized on a straight-line basis over the non-cancelable lease term and renewal periods that are considered reasonably certain. The Company primarily has finance leases for vehicles. The Company recognizes a ROU asset and lease liability for finance leases based on the net present value of future minimum lease payments. Lease expense for the Company’s finance leases is comprised of the amortization of the right of use asset and interest expense recognized based on the effective interest method. The components of lease expense for the years ended December 31, 2023 and 2022 are as follows (amounts in thousands): Year Ended December 31, 2023 2022 Operating lease expense $ 934 $ 853 Finance lease expense Amortization of finance ROU assets 52 47 Interest on finance lease liabilities 3 2 Short-term lease expense 481 339 Variable lease expense 56 12 Capitalized lease costs (204) — Sublease income (25) (9) Total $ 1,297 $ 1,244 Supplemental balance sheet information related to leases as of December 31, 2023 and 2022 is as follows: December 31, 2023 2022 Weighted average remaining lease term (years) Operating leases 5.9 2.4 Finance leases 3.9 2.1 Weighted average discount rate Operating leases 10.3% 8.6 % Finance leases 10.4% 4.4 % Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 87

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ENERGY VAULT HOLDINGS, INC.

Notes to Consolidated Financial Statements

Supplemental cash flow information related to leases for the fiscal years ended December 31, 2023 and 2022 is as follows (amounts in thousands):

	Year Ended December 31,	
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows used for operating leases	$ 948	$ 836
Operating cash flows used for finance leases	3	2
Financing cash flows used for finance leases	47	62
	$ 998	$ 900
ROU Assets obtained in Exchange for Lease Liabilities		
Operating leases	$ 1,008	$ 962
Finance leases	108	37
	$ 1,116	$ 999

Future maturities of operating and finance lease liabilities as of December 31, 2023 are as follows (amounts in thousands):

	Operating Leases	Finance Leases
2024	$ 843	$ 41
2025	331	36
2026	244	35
2027	172	30
2028	110	2
Thereafter	582	—
Total undiscounted cash flows	2,282	144
Less imputed interest	(541)	(24)
Present value of lease liabilities	$ 1,741	$ 120

NOTE 14. WARRANTS

Upon the Closing of the Merger, the Company assumed 9.6 million Public Warrants and 5.2 million Private Warrants. Each whole warrant entitled the holder to purchase one share of the Company's common stock at an exercise price of $11.50 per share, subject to adjustments. The warrants became exercisable on March 13, 2022, and at that time were scheduled to expire on February 11, 2027, which represented five years after the Closing.

The Company filed a Registration Statement on Form S-1 on March 8, 2022 related to the issuance of an aggregate of up to approximately 14.8 million shares of common stock issuable upon the exercise of the Public and Private Warrants, which was declared effective by the SEC on May 6, 2022.

Public Warrants

During 2022, all Public Warrants were exercised or redeemed by the Company. There were no Public Warrants outstanding as of December 31, 2023 and 2022, respectively.

Private Warrants

The Private Warrants are exercisable on a cash or cashless basis, at the warrant holders' option, and are not redeemable by the Company, in each case so long as the warrants are still held by Novus or their permitted transferees. If the Private Warrants are no longer held by Novus or their permitted transferees, the redemption right included in the Public Warrants will attach to the Private Warrants. The Private Warrants are exercisable until February 11, 2027. No Private Warrant

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activity has occurred since the Closing, and there were 5.2 million outstanding Private Warrants as of December 31, 2023 and 2022. The following table summarizes the Public and Private Warrants activity for the year ended December 31, 2022 (amounts in thousands): Year Ended December 31, 2022 Public Warrants Private Warrants Total Warrants Warrants assumed upon the Closing of the Merger 9,583 5,167 14,750 Warrants exercised (9,348) — (9,348) Warrants redeemed (235) — (235) End of period — 5,167 5,167 The Public Warrants were classified as Level 1 measurements as they had an adequate trading volume to provide reliable indication of value from the Closing of the Merger through the date all of the Public Warrants were exercised or redeemed. The Private Warrants were classified as Level 2 from the Closing of the Merger until the date all Public Warrants were exercised or redeemed because the Private Warrants had similar terms to the Public Warrants. Upon the ceasing of trading of the Public Warrants, the fair value measurement of the Private Warrants transferred from Level 2 to Level 3 and the Company used a Black Scholes model to determine the fair value of the Private Warrants. The primary significant unobservable input used to evaluate the fair value measurement of the Company’s Private Warrants is the expected volatility. A significant increase in the expected volatility in isolation would result in a significantly higher fair value measurement. The Private Warrants were valued at less than $0.01 per warrant and the Company’s Private Warrant liability was $2 thousand as of December 31, 2023 and 2022. The following table provides the assumptions used to estimate the fair value of the Private Warrants as of December 31, 2023: Exercise price $ 11.50 Expected term (in years) 3.12 Expected volatility 17.4 % Risk-free interest rate 4.1 % Expected dividend yield — % The change in the fair value of the Company’s Private Warrants during the year ended December 31, 2023 was de minimis. The following table presents the changes in the fair value of the Company’s Public and Private Warrants during the year ended December 31, 2022 (amounts in thousands): Public Warrants Private Warrants Total Warrants Warrant liability assumed upon the Closing of the Merger $ 12,938 $ 6,900 $ 19,838 Warrants exercised (17,483) — (17,483) Warrants redeemed (23) — (23) Change in fair value 4,568 (6,898) (2,330) Warrant liability at end of period $ — $ 2 $ 2 NOTE 15. STOCKHOLDERS’ EQUITY Common Stock On February 11, 2022, in connection with the reverse recapitalization treatment of the Merger, the Company effectively issued 27.6 million new shares of common stock. Additionally as part of the Merger, the Company converted all 3.0 million issued and outstanding common stock and all 12.7 million issued and outstanding convertible preferred stock of Legacy Energy Vault into 106.2 million new shares of common stock using an exchange ratio of 6.7735. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 89

NOTE 16. STOCK-BASED COMPENSATION 2017 Stock Incentive Plan In 2017, the Company adopted its 2017 Stock Incentive Plan (the “2017 Plan”) which provides for the granting of stock options, restricted stock, and RSUs to employees, directors, and consultants of the Company. Options granted under the 2017 Plan were either ISOs or Nonqualified Stock Options (“NSOs”). Awards under the 2017 Plan may be granted for periods of up to ten years. Under the terms of the 2017 Plan, awards may be granted at an exercise price not less than the estimated fair value of the shares on the date of grant, as determined by the Company’s Board. For employees holding more than 10% of the voting rights of all classes of stock, the exercise price of ISOs and NSOs may not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the Board. Awards generally vest over one to four years. 2020 Stock Incentive Plan In 2020, the Company adopted its 2020 Stock Incentive Plan (the “2020 Plan”) which superseded the previous 2017 Plan. The 2020 Plan provides for the granting of stock options, restricted stock, and RSUs to employees, directors, and consultants of the Company. Options granted under the 2020 Plan may be either ISOs or NSOs. Awards under the 2020 Plan may be granted for periods of up to ten years. Under the terms of the 2020 Plan, awards may be granted at an exercise price not less than the estimated fair value of the shares on the date of grant, as determined by the Company’s Board. For employees holding more than 10% of the voting rights of all classes of stock, the exercise price of ISOs and NSOs may not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the Board. Awards generally vest over one to four years. 2022 Equity Incentive Plan In 2022, the Company adopted its 2022 Equity Incentive Plan (the “2022 Incentive Plan”), which superseded the previous 2020 Plan, provides for the granting of stock options, stock appreciation rights (“SARs”), restricted stock, and RSUs to employees, non-employee directors, and consultants of the Company. Shares of common stock underlying awards that expire or are forfeited or canceled will again be available for issuance under the 2022 Incentive Plan. The number of shares of the Company’s common stock reserved for issuance under the 2022 Incentive Plan is approximately 15.5 million, plus up to approximately 8.3 million shares subject to awards granted under the 2017 and 2020 Plans. Additionally, beginning on March 1, 2022 and ending on (and including) March 31, 2031, the number of shares of the Company’s common stock that may be issued under the 2022 Incentive Plan will increase by a number of shares equal to the lesser of (i) 4.0% of the outstanding shares on the last day of the immediately preceding fiscal year or (ii) such lesser number of shares (including zero) that the Company’s Board determines for the purposes of the annual increase for that fiscal year. 2022 Inducement Plan In 2022, the Company adopted its 2022 Inducement Plan, which provides for the granting of stock options, SARs, restricted stock, and RSUs to individuals who were not previously employees of Energy Vault, or following a bona fide period of non-employment, as inducement material to such individuals entering into employment with Energy Vault. Shares of common stock underlying awards that expire or are forfeited or canceled will again be available for issuance Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 90

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ENERGY VAULT HOLDINGS, INC.

Notes to Consolidated Financial Statements

under the 2022 Inducement Plan. 8.0 million shares of the Company's common stock are reserved for issuance under the 2022 Inducement Plan.

Stock Option Activity

Stock option activity for the year ended December 31, 2023 and was as follows (amounts in thousands, except per share data):

	Options Outstanding			
	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance as of December 31, 2022	1,093	$ 0.79	8.10	$ 2,551
Stock options granted	5,170	1.86		
Stock options exercised	(278)	0.80		512
Stock options forfeited, canceled, or expired	(178)	1.84		
Balance as of December 31, 2023	5,807	1.71	6.37	3,605
Options exercisable as of December 31, 2023	669	0.70	6.27	1,087
Options vested and expected to vest as of December 31, 2023	5,807	$ 1.71	6.37	3,605

As of December 31, 2023, total unamortized stock-based compensation expense related to unvested awards that are expected to vest was $5.8 million. The weighted-average period over which such stock-based compensation expense will be recognized is approximately 2.31 years.

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the options and the closing stock price of the Company's common stock on the NYSE as of December 31, 2023.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The following tables summarizes the assumptions used for estimating the fair value of stock options granted during the year ended December 31, 2023.

Expected term (in years)	4.5
Expected volatility	100.0 %
Risk-free interest rate	3.9 %
Expected dividend yield	—

Restricted Stock Units

Stock-based compensation expense for awards with only service conditions are recognized on a straight-line basis over the requisite service period of the award. Generally, awards granted under the 2022 Plan and 2022 Inducement Plan vest based solely on a service condition. RSUs granted under the 2020 Plan contain both a service-based vesting condition and liquidity event-based vesting condition. The liquidity event-based vesting condition was satisfied upon the closing of the Merger. The service-based vesting period for these awards is generally three or four years, with a cliff vesting period of one year, and continue to vest monthly or quarterly thereafter.

During 2022 and 2023, the Company granted RSUs to its CEO and CFO that vest based on a market-based condition. These RSUs will vest and convert to common stock if the Company's stock price reaches certain price targets for 20 days in any 30 day trading window. The fair value of the RSUs are recognized as expense over the requisite service period regardless of whether or not the RSUs ultimately vest and convert to common stock. The fair value of these market-based RSUs were measured on their respective grant dates, using a Monte Carlo simulation model based on the following range

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and weighted-average assumptions: Year Ended December 31, 2023 2022 Expected term (in years) 4.0 4.0 - 6.3 Expected volatility 90.0% 90.0 % Risk-free interest rate 3.8% 3.6% - 3.8% Expected dividend yield — — As of December 31, 2023, none of the stock price targets have been achieved for the market-based RSUs. RSU activity for the years ended December 31, 2023 and 2022 are as follows (amounts in thousands, except per share data): RSUs Weighted Average Grant Date Fair Value per Share Nonvested balance as of December 31, 2022 23,799 $ 5.87 RSUs granted 6,173 2.58 RSUs forfeited (2,196) 4.70 RSUs vested (8,747) 6.71 Nonvested balance as of December 31, 2023 19,029 4.55 As of December 31, 2023, unrecognized stock-based compensation expense related to these RSUs was $71.6 million which is expected to be recognized over the remaining weighted-average vesting period of approximately 2.15 years. Stock-Based Compensation Expense Total stock-based compensation expense for the years ended December 31, 2023 and 2022 is as follows (amounts in thousands): Year Ended December 31, 2023 2022 Sales and marketing $ 7,143 $ 5,111 Research and development 10,057 14,775 General and administrative 25,897 21,172 Total stock-based compensation expense $ 43,097 $ 41,058 NOTE 17. INCOME TAXES The components of pre-tax loss are as follows for the years ended December 31, 2023 and 2022 (amounts in thousands): Year Ended December 31, 2023 2022 United States $ (82,372) $ (52,509) Switzerland (13,744) (25,363) United Kingdom (1,478) — Australia (1,198) — Total loss before tax $ (98,792) $ (77,872) Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Consolidated Financial Statements 92

The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate: Year Ended December 31, 2023 2022 US federal statutory income tax rate 21.0% 21.0 % State and local income taxes, net of Federal benefit 0.7% 2.7 % Non-deductible expenses (9.3) % (6.5) % Credits 1.3% 0.7 % Foreign rate differential (0.4) % (0.9) % Valuation allowance (13.4) % (17.6) % Other 0.5% — % Effective income tax rate 0.4% (0.6) % The components of the provision (benefit) for income taxes are as follows (amounts in thousands): Year Ended December 31, 2023 2022 Current Federal $ (367) $ 388 State 18 39 Foreign — — Total current tax provision (benefit) (349) 427 Deferred Federal — — State — — Foreign — — Total deferred tax provision — — Total provision (benefit) for income taxes $ (349) $ 427 Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Condensed Consolidated Financial Statements 93

The components of the deferred tax asset are as follows (amounts in thousands): December 31, 2023 2022 Deferred tax assets: Net operating loss carryforwards $ 27,782 $ 12,701 Stock-based compensation 1,817 4,143 Revenue recognition 4,434 1,937 Accrued expense 497 1,324 Capitalized research and development 3,494 3,492 Credits 1,966 374 Operating lease liabilities 223 191 Other 614 289 Gross deferred tax assets 40,827 24,451 Less: valuation allowance (39,834) (24,043) Net deferred tax assets 993 408 Deferred tax liabilities: Depreciation and amortization (775) (229) Right of use assets (218) (179) Net deferred tax assets (liabilities) $ — $ — In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the analysis of federal and state deferred tax balances, future tax projections and availability of taxable income in the carryback period, the Company recorded a valuation allowance against the federal, state, and international deferred tax assets of $39.8 million. As of December 31, 2023, the Company had federal net operating losses of $55.2 million, state net operating losses of $38.6 million, and foreign net operating losses of $79.1 million available to offset future taxable income. The federal net operating loss carryforwards do not expire, but are subject to a limitation on their use equal to 80% of the taxable income in the year of use. The state net operating loss carryforwards will begin to expire, if unutilized, beginning in 2039. The foreign net operating loss carryforwards will begin to expire, if unutilized, beginning in 2025. At December 31, 2023, the Company had federal and state research tax credit carryforwards of $2.0 million and $0.6 million, respectively. The federal research tax credit carryforwards will begin to expire, if unutilized, in 2042. The state research tax credits do not expire. At December 31, 2023 and 2022, the Company recorded $1.4 million, and $1.1 million, respectively, of unrecognized tax benefits. The Company’s policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision. During the years ended December 31, 2023 and 2022, the Company recognized no interest and penalties related to uncertain tax positions. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Condensed Consolidated Financial Statements 94

The following table summarizes the activity related to the Company’s unrecognized tax benefits (amounts in thousands): Year Ended December 31, 2023 2022 Balance at beginning of year $ 1,066 $ 908 Increase related to prior year tax positions 64 31 Decrease related to prior year tax positions (61) — Increase related to current year tax positions 330 127 Balance at end of year $ 1,399 $ 1,066 The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2023 and 2022 was zero, due to the valuation allowance that would otherwise be recorded on the deferred tax asset associated with the recognized position. The tax years ended December 31, 2020 through December 31, 2023 remain open to examination by the Internal Revenue Service and California Franchise Tax Board. In addition, the utilization of net operating loss carryforwards are subject to federal and state review for the periods in which those net losses were incurred. The Company is not under audit by any taxing jurisdictions at this time. Utilization of the net operating losses and tax credit carryforwards may be subject to an annual limitation based on changes in ownership, as defined by Section 382 and 383 of the Internal Revenue Code (“IRC”) of 1986, as amended. Based on the Company’s Section 382 analysis, the Company has determined that none of the net operating losses will be permanently impaired due to 382 limitations. The Inflation Reduction Act (‘IRA”) was passed in August 2022, providing significant incentives for businesses to become more energy efficient by extending, increasing, or expanding credits applicable to the production of clean energy and fuels, as well as other provisions. These changes did not have a material impact on the tax provision of the Company. NOTE 18. NET LOSS PER SHARE OF COMMON STOCK Basic and diluted net loss per share attributable to common stockholders are calculated as follows (amounts in thousands, except per share amounts): Year Ended December 31, 2023 2022 Net loss $ (98,443) $ (78,299) Weighted-average shares outstanding – basic and diluted 142,851 123,241 Net loss per share – basic and diluted $ (0.69) $ (0.64) There were no common share equivalents that were dilutive for the years ended December 31, 2023 and 2022. Due to net losses during those periods, basic and diluted net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Condensed Consolidated Financial Statements 95

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Notes to Condensed Consolidated Financial Statements

The following outstanding balances of common share equivalent securities have been excluded from the calculation of diluted weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented (amounts in thousands):

	Year Ended December 31,	
	2023	2022
Private Warrants	5,167	5,167
Stock options	5,807	1,093
RSUs	19,029	23,799
Total	30,003	30,059

9.0 million shares of common stock equivalents subject to the Earn-Out Shares are excluded from the anti-dilutive table above as of December 31, 2023 and 2022, as the underlying shares remain contingently issuable as the Earn-Out Triggering Events have not been satisfied.

NOTE 19. COMMITMENTS AND CONTINGENCIES

Our principal commitments as of December 31, 2023 consisted primarily of obligations under operating leases, finance leases, warranty obligations, deferred pensions, and issued purchase orders. Our non-cancellable purchase obligations as of December 31, 2023 totaled approximately $4.7 million.

In connection with the Company's licensing agreements, the Company agreed to make a refundable contribution to the customer in the amount up to $25.0 million during the period in which the customer constructs its first GESS. As of December 31, 2023, the Company has contributed all $25.0 million. The refundable contribution will be returned to the Company upon the customer's first GESS reaching substantial completion, subject to adjustment for potential liquidated damages if certain performance metrics are not met.

Assurance Warranties:

The Company provides a limited warranty to its BESS customers assuring that the BESSs are free from defects. The Company's limited warranties are generally for a period of two years after the substantial completion date of a project. These warranties are considered assurance-type warranties which provide a guarantee of quality of the products. For assurance-type warranties, the Company records an estimate of future warranty costs over the period of construction. Warranty expense is recorded as a component of cost of revenue in the Company's consolidated statements of operations.

As of December 31, 2023 and 2022, the Company accrued the below estimated warranty liabilities, respectively (amounts in thousands):

	December 31,	
	2023	2022
Warranty balance, beginning of period	$ —	$ —
Accruals for warranties issued	1,818	—
Change in estimates	—	—
Settlements	—	—
Warranty balance, end of period	$ 1,818	$ —

Letters of Credit:

In the ordinary course of business and under certain contracts, the Company is required to post letters of credit for its customers, insurance carriers, and surety bond providers for project performance, and for its vendors for payment guarantees. Such letters of credit are generally issued by a bank or a similar financial institution. The letter of credit commits the issuer to pay specified amounts to the holder of the letter of credit under certain conditions. As of

96

December 31, 2023, there was $57.4 million of letters of credit issued through the Company’s credit relationships. The Company is not aware of any material claims relating to its outstanding letters of credit. Performance and Payment Bonds: In the ordinary course of business, Energy Vault is required by certain customers to provide performance and payment bonds for contractual commitments related to its projects. These bonds provide a guarantee that the Company will perform under the terms of a contract and that the Company will pay its subcontractors and vendors. If the Company fails to perform under a contract or to pay its subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. The Company must reimburse the surety for expenses or outlays it incurs. As of December 31, 2023, there were $91.5 million of outstanding performance and payment bonds. Other Bonds: In the ordinary course of business, Energy Vault is required to obtain other bonds, such as for insurance and government payments. These bonds provide a guarantee that the Company will post the necessary reserves as required by banks and tax or licensing authorities. Additionally, bonds are issued to banks as support for letters of credit provided by those banks. As of December 31, 2023, there were $28.8 million of outstanding other bonds. Table of Contents ENERGY VAULT HOLDINGS, INC. Notes to Condensed Consolidated Financial Statements 97

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE Not applicable. ITEM 9A. CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As part of the filing of this Form 10-K for the period ended December 31, 2023, our management, with the participation of our CEO and Chief Financial Officer (“CFO”), evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of this evaluation, our CEO and CFO concluded that, as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level. Previously Reported Material Weakness As disclosed in our 2022 Annual Report on Form 10-K filed with the SEC on April 13, 2023, the Company previously identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified in our internal control over financial reporting related to the recognition of revenue from certain licensing contracts. Specifically, in connection with one of our licensing contracts, we did not implement effective background check controls for an international customers’ ability to pay in order to properly assess the probability that we will collect substantially all of the consideration to which we are entitled. Remediation Plans Management implemented its plan to remediate the material weakness described above by further developing and implementing formal policies, processes, and documentation procedures relating to financial reporting. As of December 31, 2023, management has determined that the material weakness identified has been remediated. Changes in Internal Control Over Financial Reporting During the quarter ended December 31, 2023, management completed several changes to its internal control over financial reporting and remediated the previously reported material weaknesses. The following internal control changes were made to the Company’s internal control over financial reporting: • Hired additional accounting and financial reporting personnel to execute internal controls with appropriate technical accounting knowledge and public company experience in financial reporting; • Designed and implemented effective processes and controls relating to financial reporting and the adoption of new technological solutions; and • Engaged an accounting advisory firm to assist with the documentation, evaluation, remediation, and testing of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Except as otherwise described herein, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Limitations on the Effectiveness of Controls The effectiveness of any system of disclosure controls and procedures and internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognizes that any system of internal Table of Contents 98 control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable assurance, not absolute assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting for future periods. Because of its inherit limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Management’s Annual Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting means a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of the company’s management and directors, and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the company’s financial statements. Management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023. This evaluation was conducted using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control – Integrated Framework. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023. This Annual Report on Form 10-K does not include an attestation report of our independent registered accounting firm on management’s assessment regarding internal control over financial reporting due to the exemption from such requirements established by rules of the SEC for emerging growth companies. ITEM 9B. OTHER INFORMATION During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) if Regulation S-K. On March 6, 2024, the Compensation Committee approved retention bonuses for each of Messrs. Piconi, Terruzzin and McMorrow of $300,000, $120,000 and $150,000, respectively, which will be paid (subject to their continued employment) in equal installments on or before April 15, July 15 and October 15 in 2024, and which amounts will be subject to repayment if the executive’s employment with the company terminates for any reason within 12 months following each applicable payment date. On March 6, 2024, Energy Vault, Inc. entered into a consulting agreement (the “Consulting Agreement”) with Zia Huque. Pursuant to the Consulting Agreement, Mr. Huque will perform ad hoc consulting services and provide business management advice to Energy Vault, Inc.’s board of directors as required by management or the Board from time to time. In exchange for his services, Mr. Huque will remain eligible to vest in restricted stock units previously granted to him based on his continued service. The Consulting Agreement expires on October 31, 2025, unless terminated earlier as provided therein. ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable. Table of Contents 99

Table of Contents

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be included in the Company's Proxy Statement to be filed with the SEC within 120 days after December 31, 2023 in connection with the solicitation of proxies for the Company's 2024 annual meeting of stockholders, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in the Company's Proxy Statement to be filed with the SEC within 120 days after December 31, 2023, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNER AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2023 regarding shares of common stock that may be issued under our equity compensation plans (amounts of securities shown in thousands):

	As of December 31, 2023		
	Number of Securities to be Issued Upon Exercise of Outstanding Options, Restricted Stock Units, and Rights	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Available for Future Issuance Under Equity Compensation Plans (Excludes Securities Included in First Column)
Plan category:			
Equity compensation plans approved by security holders [(1)]	23,122 [(2)]	$ 1.71 [(3)]	19,550 [(4)]
Equity compensation plans not approved by security holders [(5)]	1,713 [(6)]	— [(3)]	5,876
Total	24,835	$ 1.71	25,426

[(1)] Consists of the 2017 Stock Incentive Plan (the "2017 Plan"), 2020 Stock Incentive Plan (the "2020 Plan"), and 2022 Equity Incentive Plan (the "2022 Plan").

[(2)] Includes 5.8 million shares of common stock issuable upon the exercise of outstanding options and 17.3 million shares subject to restricted stock units that will entitle the holder to one share of common stock for each unit that vests.

[(3)] Restricted stock units do not have an exercise price and are not included in the weighted average exercise price.

[(4)] As of December 31, 2023, there were 0.2 million shares available for grant under the 2017 plan, 4.4 million shares available for grant under the 2020 plan, and 15.0 million shares available for grant under the 2022 Plan. The number of shares of common stock available for issuance under the 2022 Plan automatically increases each year on March 1, until and including March 31, 2031 by a number of shares equal to the lesser of (i) 4.0% of the aggregate number of shares of common stock outstanding on the last day of the immediately preceding fiscal year or (ii) such lesser number of shares of common stock (including zero) as determined by the Board.

[(5)] On November 14, 2022, our Board adopted the 2022 Employment Inducement Plan (the "Inducement Plan") without stockholder approval pursuant to New York Stock Exchange Rule 303A.02 ("Rule 303A.02"). In accordance with Rule 303A.02, cash and equity-based incentive awards under the Inducement Plan may only be made to a newly hired employee who has not previously been a member of our Board, or an employee who is being rehired following a bona fide period of non-employment by us as a material inducement to the employee's entering into employment with us. An aggregate of 8.0 million shares of our common stock were initially reserved for issuance under the Inducement Plan.

[(6)] Includes 1.7 million shares subject to restricted stock units that will entitle the holder to one share of common stock for each unit that vests.

The remaining information required by this Item will be included in the Company's Proxy Statement to be filed with the SEC within 120 days after December 31, 2023, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the Company's Proxy Statement to be filed with the SEC within 120 days after December 31, 2023, and is incorporated herein by reference.

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ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by this Item will be included in the Company’s Proxy Statement to be filed with the SEC within 120 days after December 31, 2023, and is incorporated herein by reference. Table of Contents 101

Table of Contents

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The financial statements filed as part of this Annual Report are listed in Item 8 of this Annual Report

(a)(2) No financial statement schedules are required to be filed as part of this Annual Report because all such schedules have been omitted. Such omission has been made on the basis that information provided in the financial statements, or in the related notes thereto, in Item 8 of this Annual Report or is not required to be filed as the information is not applicable.

(a)(3) The exhibits listed on the Exhibit Index to this Annual Report are incorporated herein by reference.

Exhibit Index

		Incorporated by Reference			
Exhibit Number	Description of Document	Schedule/ Form	File Number	Exhibit Number	Filing Date
3.1	Amended and Restated Bylaws of Energy Vault Holdings, Inc.	8-K	001-39982	3.1	February 14, 2022
3.2	Amended and Restated Certificate of Incorporation of Energy Vault Holdings, Inc.	8-K	001-39982	3.2	February 14, 2022
4.1**	Description of Securities				
10.1	Amended and Restated Registration Rights Agreement, by and among the Company and certain stockholders and equity-holders of the Company	8-K	001-39982	10.2	February 14, 2022
10.2	Sponsor Restricted Stock Agreement by and among Novus, Novus Initial Stockholders, and Energy	8-K	001-39982	10.5	February 14, 2022
10.3#	Offer Letter, dated May 16, 2022, by and between Energy Vault Holdings, Inc. and Josh McMorrow	10-Q	001-39982	10.7	May 16, 2022
10.4#	Offer Letter, dated November 11, 2022, by and between Energy Vault Holdings, Inc. and Robert Piconi	10-Q	001-39982	10.1	November 14, 2022
10.5#	Offer Letter, dated November 14, 2022, by and between Energy Vault Holdings, Inc. and Jan Kees Van Gaalen	10-Q	001-39982	10.2	November 14, 2022
10.6#	Offer Letter, dated November 10, 2022, by and between Energy Vault Holdings, Inc. and Marco Terruzzin	10-Q	001-39982	10.3	November 14, 2022
10.7#	Amendment to the Energy Storage System Agreement by and between DG Fuels LLC and Energy Vault Inc., dated as of May 10, 2022	10-Q	001-39982	10.6	May 16, 2022
10.8#	Energy Vault Holdings, Inc. 2022 Equity Incentive Plan	10-Q	001-39982	10.4	May 16, 2022
10.9#	2022 Employment Inducement Award Plan	10-Q	001-39982	10.5	November 14, 2022
10.10#**	Form of Stock Option Grant Notice and Stock Option Agreement under the 2017 Stock Incentive Plan				
10.11#**	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2020 Stock Plan				
10.12#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2022 Employment Inducement Award Plan	10-Q	001-39982	10.6	November 14, 2022

102

Table of Contents

Exhibit Number	Description of Document	Incorporated by Reference			
		Schedule/ Form	File Number	Exhibit Number	Filing Date
10.13#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2022 Employment Inducement Award Plan	10-Q	001-39982	10.7	November 14, 2022
10.14#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2022 Equity Incentive	10-Q	001-39982	10.8	November 14, 2022
10.15#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2022 Equity Incentive Plan	10-Q	001-39982	10.9	November 14, 2022
10.16	Non-Employee Director Compensation Policy	10-K	001-39982	10.14	April 13, 2023
10.17	Letter agreement, dated May 5, 2023, by and between Energy Vault Holdings, Inc. and Josh McMorrow	10-Q	001-39982	10.1	May 9, 2023
10.18	Addendum to the Employment Agreement, dated May 5, 2023 between Energy Vault SA and Josh McMorrow	10-Q	001-39982	10.2	May 9, 2023
10.19**	Consulting agreement, dated March 6, 2024, by and between Energy Vault, Inc. and Zia Huque				
10.20#	Energy Vault, Inc. 2017 Stock Incentive Plan	S-4	333-260307	10.15	October 18, 2021
10.21#	Energy Vault, Inc. 2020 Stock Plan	S-4	333-260307	10.16	October 18, 2021
21.1**	List of Subsidiaries of Energy Vault Holdings, Inc.				
23.1**	Consent of Independent Registered Public Company Accounting Firm				
31.1**	Certification of Principal Executive Officer required under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended				
31.2**	Certification of Chief Financial Officer required under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended				
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act				
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97**	Policy Relating to Recovery of Erroneously Awarded Compensation				
101.INS**	XBRL Instance Document				
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document				
101.SCH**	XBRL Taxonomy Extension Schema Document				
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document				
104**	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

# Indicates management contract or compensatory plan or arrangement.

103

** Filed herewith ^ The certifications attached as Exhibit 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filings of Energy Vault Holdings, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing. ITEM 16. FORM 10-K SUMMARY None. Table of Contents 104

Signatures Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized. Energy Vault Holdings, Inc. Date: March 12, 2024 By: /s/ Jan Kees van Gaalen Name: Jan Kees van Gaalen Title: Chief Financial Officer Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated: Date: March 12, 2024 By: /s/ Robert Piconi Name: Robert Piconi Title: Chief Executive Officer (Principal Executive Officer) Date: March 12, 2024 By: /s/ Jan Kees van Gaalen Name: Jan Kees van Gaalen Title: Chief Financial Officer (Principal Financial and Accounting Officer) Date: March 12, 2024 By: /s/ Larry M. Paulson Name: Larry M. Paulson Title: Director Date: March 12, 2024 By: /s/ Theresa Fariello Name: Theresa Fariello Title: Director Date: March 12, 2024 By: /s/ Bill Gross Name: Bill Gross Title: Director Date: March 12, 2024 By: /s/ Thomas Ertel Name: Thomas Ertel Title: Director Date: March 12, 2024 By: /s/ Mary Beth Mandanas Name: Mary Beth Mandanas Title: Director Date: March 12, 2024 By: Name: Stephanie Unwin Title: Director Table of Contents 105

Exhibit 4.1 DESCRIPTION OF CAPITAL STOCK Energy Vault Holdings, Inc., a Delaware corporation (the “Company,” “we” or “our”), currently has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s common stock, par value $0.0001 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock as well as certain related information. The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and Amended and Restated Bylaws (the “Bylaws”). Authorized and Outstanding Stock The Second Amended and Restated Charter authorizes the issuance of 500,000,000 shares of common stock and 5,000,000 shares of preferred stock, each with a par value of $0.0001 per share. Common Stock Voting Power Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of our common stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of our common stock are entitled to one vote per share on matters to be voted on by stockholders. Dividends Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of our common stock at the time outstanding are treated equally and identically. Liquidation, Dissolution and Winding Up In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of our common stock are entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock, if any, have been satisfied. Preemptive or Other Rights Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock. Election of Directors Our board of directors is divided into three classes of approximately equal size, each of which generally serves for a term of three years with only one class of directors being elected in each year. Unless required by applicable law at the time of election, there is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Preferred Stock We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any associated qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock. Warrants As of December 31, 2023, there were 5,166,666 Private Warrants to purchase common stock outstanding, held by our Founders (as defined in the Registration statement on Form S-1 (File No. 333-262720)). Each Private Warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to adjustment as discussed below. The Private Warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of an initial business combination, or earlier upon liquidation. The Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the Founders or their permitted transferees. The Private Warrants were issued in registered form under the warrant agreement dated as of February 3, 2021 by and between the Company (f/k/a Novus Capital Corp. II) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”.) The Warrant Agreement provides that the terms of the Private Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least a majority of the then outstanding Private Warrants, if such modification or amendment is being undertaken after the Closing, in order to make any change that adversely affects the interests of the registered holders. The exercise price and number of shares of common stock issuable on exercise of the Private Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Private Warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices. The Private Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the office of the warrant agent, with the subscription form, as set forth in the Private Warrant, duly executed, accompanied by full payment of the exercise price, by certified or official bank check payable to the order of the warrant agent, for the number of Private Warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of our common stock and any voting rights until they exercise their Private Warrants and receive shares of our common stock. After the issuance of shares of common stock upon exercise of the Private Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders. Private Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of common stock outstanding. Certain Anti-Takeover Provisions of Delaware Law Pursuant to the Second Amended and Restated Charter, we have not opted out of Section 203 of the DGCL. Under Section 203 of the DGCL, we are prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of our outstanding voting stock (the “acquisition”), except if: · the board approved the acquisition prior to its consummation; ·the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or ·the business combination is approved by the board, and by a 2/3 majority vote of the other stockholders in a meeting. Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This may encourage companies interested in acquiring us to negotiate in advance with the board because the stockholder approval requirement would be avoided if the board approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in the board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests. Special Meeting of Stockholders The Second Amended and Restated Bylaws provide that special meetings of our stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer and our board of directors pursuant to adoption of a resolution. Advance Notice Requirements for Stockholder Proposals and Director Nominations The Second Amended and Restated Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. These bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. Written Consent by Stockholders Under the Second Amended and Restated Charter, subject to the rights of any series of preferred stock then outstanding, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by such stockholders. Exclusive Form Selection The Second Amended and Restated Charter provides that the Court of Chancery of the State of Delaware will be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding the certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. The certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision of our Second Amended and Restated Charter will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder and therefore bring a claim in another appropriate forum. Additionally, we cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in the certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition. Limitation on Liability and Indemnification of Directors and Officers The Second Amended and Restated Charter provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, the Second Amended and Restated Charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. We also intend to enter into agreements with our officers and directors to provide contractual indemnification. The Second Amended and Restated Bylaws permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers. These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Registrar and Transfer Agent; Warrant Agent Continental Stock Transfer & Trust Company is the registrar and transfer agent for the shares of our common stock, and the warrant agent for the warrants. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity. Listing of Securities Our common stock is listed on the NYSE under the symbols “NRGV.”

ENERGY VAULT, INC. 2017 STOCK INCENTIVE PLAN STOCK OPTION AGREEMENT Unless otherwise defined herein, the terms defined in the 2017 Stock Incentive Plan (the “Plan”) shall have the same defined meanings in this Stock Option Agreement (the “Option Agreement”). I. GRANT SUMMARY a. See Grant Summary sent to you via Carta (“Grant Summary”) for specific terms of the grant. b. Termination Period: This Option shall be exercisable for three (3) months after the Optionee ceases to be a Service Provider; provided, that upon the Optionee's death or Disability, this Option may be exercised for twelve (12) months after the Optionee ceases to be a Service Provider; provided, further, that in no event may the Optionee exercise this Option after the Term/Expiration Date as provided above. II. AGREEMENT 1. Grant of Option. The Board of Directors (“Administrator”) hereby grants to the Optionee named in the Grant Summary (the "Optionee"), an option (the "Option") to purchase the number of Shares set forth in the Grant Summary, at the exercise price per Share set forth in the Grant Summary (the "Exercise Price"), and subject to the terms and conditions of the Plan, which is incorporated herein by reference. In the event of a conflict between the terms and conditions of the Plan and this Option Agreement, the terms and conditions of the Plan shall prevail. If designated in the Grant Summary as an Incentive Stock Option ("ISO"), this Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the Code. Nevertheless, to the extent that it exceeds the $100,000 rule of Code Section 422(d), the portion of this Option in excess of $100,000 shall be treated as a Nonstatutory Stock Option ("NSO"). 2. Exercise of Option. a. Right to Exercise. This Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Grant Summary and with the applicable provisions of the Plan and this Option Agreement.

-2- b. Method of Exercise. This Option shall be exercisable by delivery of an exercise notice in the form attached as Exhibit A (the "Exercise Notice") which shall state the election to exercise the Option, the number of Shares with respect to which the Option is being exercised, and such other representations and agreements as may be required by the Company. The Exercise Notice shall be accompanied by (1) payment of the aggregate Exercise Price as to all Exercised Shares and written by the Optionee representing an obligation to pay the aggregate Exercise Price as to all Exercised Shares. This Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the aggregate Exercise Price. No Shares shall be issued pursuant to the exercise of an Option unless such issuance and such exercise complies with Applicable laws. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to the Optionee on the date on which the Option is exercised with respect to such Shares. 3. Optionee's Representations. In the event the Shares have not been registered under the Securities Act of 1933, as amended, at the time this Option is exercised, the Optionee shall, if required by the Company, concurrently with the exercise of all or any portion of this Option, deliver to the Company his or her Investment Representation Statement in the form attached hereto as Exhibit B. 4. Lock-Up Period. The Optionee hereby agrees that, if so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any registration of the offering of any securities of the Company under the Securities Act, the Optionee shall not sell or otherwise transfer any Shares or other securities of the Company during the 180-day period (or such other period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Company) (the "Market Standoff Period") following the effective date of a registration statement of the Company filed under the Securities Act. Such restriction shall apply only to the first registration statement of the Company to become effective under the Securities Act that includes securities to be sold on behalf of the Company to the public in an underwritten public offering under the Securities Act. The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. 5. Method of Payment. Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee: a. cash or check; b. consideration received by the Company under a formal cashless exercise program adopted by the Company in connection with the Plan; c. surrender of other Shares which, (i) in the case of Shares acquired upon exercise of an option, have been owned by the Optionee for more than six (6) months on the date of

-3- surrender, and (ii) have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Exercised Shares; or d. with the consent of the Administrator, any other means of exercise authorized from time to time in the Plan and/or by the Board. 6. Restrictions on Exercise. This Option may not be exercised until such time as the Plan has been approved by the stockholders of the Company, or if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any Applicable Law. 7. Non-Transferability of Option. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of the Optionee only by the Optionee. The terms of the Plan and this Option Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee. 8. Term of Option. This Option may be exercised only within the term set out in the Grant Summary, and may be exercised during such term only in accordance with the Plan and the terms of this Option. 9. Tax Consequences. Set forth below is a brief summary as of the date of this Option of some of the federal tax consequences of exercise of this Option and disposition of the Shares. THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE. THE OPTIONEE SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES. a. Exercise of ISO. If this Option qualifies as an ISO, there will be no regular federal income tax liability upon the exercise of the Option, although the excess, if any, of the Fair Market Value of the Shares being exercised on the date of exercise over the aggregate Exercise Price of the Shares being exercised will be treated as an adjustment to the alternative minimum tax for federal tax purposes and may subject the Optionee to the alternative minimum tax in the year of exercise. b. Exercise of Nonstatutory Stock Option. There may be a regular federal income tax liability upon the exercise of an NSO. The Optionee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares being exercised on the date of exercise over the aggregate Exercise Price of the Shares being exercised. If the Optionee is an Employee or a former Employee, the Company will be required to withhold from the Optionee's compensation or collect from the Optionee and pay to the applicable taxing authorities an amount in cash equal to a percentage of this compensation income at the time of exercise, and may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise.

-4- c. Disposition of Shares. In the case of an NSO, if Shares are held for at least one year, any gain realized on disposition of the Shares will be treated as long-term capital gain for federal income tax purposes. In the case of an ISO, if Shares transferred pursuant to the Option are held for at least one year after exercise and for at least two years after the Date of Grant, any gain realized on disposition of the Shares will also be treated as long-term capital gain for federal income tax purposes. If Shares purchased under an ISO are disposed of within one year after exercise or two years after the Date of Grant, any gain realized on such disposition will be treated as compensation income (taxable at ordinary income rates) to the extent of the difference between the aggregate Exercise Price of the Shares being exercised and the lesser of (1) the Fair Market Value of the Shares being exercised on the date of exercise, or (2) the sale price of the Shares. Any additional gain will be taxed as capital gain, short-term or long-term depending on the period that the ISO Shares were held. d. Notice of Disqualifying Disposition of ISO Shares. If the Option granted to the Optionee herein is an ISO, and if the Optionee sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of (1) the date two years after the Date of Grant, or (2) the date one year after the date of exercise, the Optionee shall immediately notify the Company in writing of such disposition. The Optionee agrees that the Optionee may be subject to income tax withholding by the Company on the compensation income recognized by the Optionee. 10. Entire Agreement; Governing Law. The Plan is incorporated herein by reference. The Plan and this Option Agreement (including the exhibits attached hereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and the Optionee. This agreement is governed by the internal substantive laws, but not the choice of law rules, of the State of California. 11. No Guarantee of Continued Service. THE OPTIONEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS OPTION OR ACQUIRING SHARES HEREUNDER). THE OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE IN ANY WAY WITH THE OPTIONEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE THE OPTIONEE'S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE. [Signatures appear on next page]

The Optionee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all of the terms and provisions thereof. The Optionee has reviewed the Plan and this Option in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option and fully understands all provisions of the Option. The Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this Option. The Optionee further agrees to notify the Company upon any change in the residence address indicated below. OPTIONEE ENERGY VAULT, INC. Signature By Print Name Title Residence Address

EXHIBIT A 2017 STOCK PLAN EXERCISE NOTICE Energy Vault, Inc. 130 W. Union Street Pasadena, CA 91103 Attention: President 1. Exercise of Option. Effective as of today, ______________, ____, the undersigned ("Optionee") hereby elects to exercise Optionee's option to purchase _________ shares of the Common Stock (the "Shares") of Energy Vault (the "Company") under and pursuant to the 2017 Stock Plan (the "Plan") and the Stock Option Agreement dated ____________, ____ (the "Option Agreement"). 2. Delivery of Payment. Optionee herewith delivers to the Company the full purchase price of the Shares, as set forth in the Option Agreement. 3. Representations of Optionee. Optionee acknowledges that Optionee has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions. 4. Rights as Stockholder. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Shares shall be issued to the Optionee as soon as practicable after the Option is exercised. No adjustment shall be made for a dividend or other right for which the record date is prior to the date of issuance except as provided in Section 11 of the Plan. 5. Company's Right of First Refusal. Before any Shares held by Optionee or any transferee (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Shares on the terms and conditions set forth in this Section (the "Right of First Refusal"). a. Notice of Proposed Transfer. The Holder of the Shares shall deliver to the Company a written notice (the "Notice") stating: (i) the Holder's bona fide intention to sell or otherwise transfer such Shares; (ii) the name of each proposed purchaser or other transferee ("Proposed Transferee"); (iii) the number of Shares to be transferred to each Proposed Transferee; and (iv) the bona fide cash price or other consideration for which the Holder proposes to transfer the Shares (the "Offered Price"), and the Holder shall offer the Shares at the Offered Price to the Company or its assignee(s).

-2- b. Exercise of Right of First Refusal. At any time within thirty (30) days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all, but not less than all, of the Shares proposed to be transferred to any one or more of the Proposed Transferees, at the purchase price determined in accordance with subsection (c) below. c. Purchase Price. The purchase price ("Purchase Price") for the Shares purchased by the Company or its assignee(s) under this Section shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of the Company in good faith. d. Payment. Payment of the Purchase Price shall be made, at the option of the Company or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness of the Holder to the Company (or, in the case of repurchase by an assignee, to the assignee), or by any combination thereof within 30 days after receipt of the Notice or in the manner and at the times set forth in the Notice. e. Holder's Right to Transfer. If all of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Company and/or its assignee(s) as provided in this Section, then the Holder may sell or otherwise transfer such Shares to that Proposed Transferee at the Offered Price or at a higher price, provided that such sale or other transfer is consummated within 120 days after the date of the Notice, that any such sale or other transfer is effected in accordance with any applicable securities laws and that the Proposed Transferee agrees in writing that the provisions of this Section shall continue to apply to the Shares in the hands of such Proposed Transferee. If the Shares described in the Notice are not transferred to the Proposed Transferee within such period, a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the Right of First Refusal before any Shares held by the Holder may be sold or otherwise transferred. f. Exception for Certain Family Transfers. Anything to the contrary contained in this Section notwithstanding, the transfer of any or all of the Shares during the Optionee's lifetime or on the Optionee's death by will or intestacy to the Optionee's immediate family or a trust for the benefit of the Optionee's immediate family shall be exempt from the provisions of this Section. "Immediate Family" as used herein shall mean spouse, lineal descendant or antecedent, father, mother, brother or sister. In such case, the transferee or other recipient shall receive and hold the Shares so transferred subject to the provisions of this Section, and there shall be no further transfer of such Shares except in accordance with the terms of this Section. g. Termination of Right of First Refusal. The Right of First Refusal shall terminate as to any Shares upon the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

-3- 6. Tax Consultation. Optionee understands that Optionee may suffer adverse tax consequences as a result of Optionee's purchase or disposition of the Shares. Optionee represents that Optionee has consulted with any tax consultants Optionee deems advisable in connection with the purchase or disposition of the Shares and that Optionee is not relying on the Company for any tax advice. 7. Restrictive Legends and Stop-Transfer Orders. a. Legends. Optionee understands and agrees that the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares together with any other legends that may be required by the Company or by state or federal securities laws: THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). SUCH SECURITIES MAY NOT BE OFFERRED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION, OR UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION MAY BE MADE PURSUANT TO RULE 144 OR IS OTHERWISE IN COMPLIANCE WITH THE ACT. THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCKUP PERIOD OF UP TO 180 DAYS FOLLOWING THE EFFECTIVE DATE OF A REGISTRATION STATEMENT OF THE COMPANY FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER. SUCH LOCKUP PERIOD IS BINDING ON TRANSFEREES OF THESE SHARES. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT, IF NOT YET QUALIFIED WITH THE CALIFORNIA CORPORATIONS COMMISSIONER, IS SUBJECT TO SUCH QUALIFICATION OR AN EXEMPTION BEING AVAILABLE, AND THE ISSUANCE OF SUCH SECURITIES, OR THE RECEIPT OF ANY PART OF THE CONSIDERATION PRIOR TO SUCH QUALIFICATION IS UNLAWFUL. THE RIGHTS OF THE PARTIES TO THE AGREEMENT PURSUANT TO WHICH THESE SECURITIES HAVE BEEN ISSUED ARE EXPRESSSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION BEING AVAILABLE.

-4- b. Stop-Transfer Notices. Optionee agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records. c. Refusal to Transfer. The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred. 8. Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Agreement shall be binding upon Optionee and his or her heirs, executors, administrators, successors and assigns. 9. Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by Optionee or by the Company forthwith to the Administrator which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Administrator shall be final and binding on all parties. 10. Governing Law; Severability. This Agreement is governed by the internal substantive laws but not the choice of law rules, of the State of California. 11. Entire Agreement. The Plan and Option Agreement are incorporated herein by reference. This Agreement, the Plan, the Option Agreement and the Investment Representation Statement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee. [Signatures appear on next page]

Submitted by: Accepted by: OPTIONEE: ENERGY VAULT, INC. Signature By Print Name Its Address: Address: ____________________________________ ____________________________________ 130 W. Union Street Pasadena, CA 91103 Date Received

EXHIBIT B INVESTMENT REPRESENTATION STATEMENT OPTIONEE: ______________________________ COMPANY: ENERGY VAULT, INC. SECURITIES: COMMON STOCK AMOUNT: ______________________________ DATE: ______________________________ In connection with the purchase of the above-listed Securities, the undersigned Optionee represents to the Company the following: a. Optionee is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities. Optionee is acquiring these Securities for investment for Optionee's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). b. Optionee acknowledges and understands that the Securities constitute "restricted securities" under the Securities Act and have not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Optionee's investment intent as expressed herein. In this connection, Optionee understands that, in the view of the Securities and Exchange Commission, the statutory basis for such exemption may be unavailable if Optionee's representation was predicated solely upon a present intention to hold these Securities for the minimum capital gains period specified under tax statutes, for a deferred sale, for or until an increase or decrease in the market price of the Securities, or for a period of one year or any other fixed period in the future. Optionee further understands that the Securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Optionee further acknowledges and understands that the Company is under no obligation to register the Securities. Optionee understands that the certificate evidencing the Securities will be imprinted with a legend which prohibits the transfer of the Securities unless they are registered or such registration is not required in the opinion of counsel satisfactory to the Company, a legend prohibiting their transfer without the consent of the Commissioner of Corporations of the State of California and any other legend required under applicable state securities laws. c. Optionee is familiar with the provisions of Rule 701 and Rule 144, each promulgated under the Securities Act, which, in substance, permit limited public resale of "restricted securities"

-2- acquired, directly or indirectly from the issuer thereof, in a non-public offering subject to the satisfaction of certain conditions. Rule 701 provides that if the issuer qualifies under Rule 701 at the time of the grant of the Option to the Optionee, the exercise will be exempt from registration under the Securities Act. In the event the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, ninety (90) days thereafter (or such longer period as any market stand-off agreement may require) the Securities exempt under Rule 701 may be resold, subject to the satisfaction of certain of the conditions specified by Rule 144, including: (1) the resale being made through a broker in an unsolicited "broker's transaction" or in transactions directly with a market maker (as said term is defined under the Securities Exchange Act of 1934); and, in the case of an affiliate, (2) the availability of certain public information about the Company, (3) the amount of Securities being sold during any three month period not exceeding the limitations specified in Rule 144(e), and (4) the timely filing of a Form 144, if applicable. In the event that the Company does not qualify under Rule 701 at the time of grant of the Option, then the Securities may be resold in certain limited circumstances subject to the provisions of Rule 144, which requires the resale to occur not less than one year after the later of the date the Securities were sold by the Company or the date the Securities were sold by an affiliate of the Company, within the meaning of Rule 144; and, in the case of acquisition of the Securities by an affiliate, or by a non-affiliate who subsequently holds the Securities less than two years, the satisfaction of the conditions set forth in sections (1), (2), (3) and (4) of the paragraph immediately above. d. Optionee further understands that in the event all of the applicable requirements of Rule 701 or 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rules 144 and 701 are not exclusive, the Staff of the Securities and Exchange Commission has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rules 144 or 701 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk. Optionee understands that no assurances can be given that any such other registration exemption will be available in such event. [Signature appears on next page.]

Signature of Optionee: Date: _______________________, _____

Exhibit 10.11 Energy Vault, Inc. 2020 Stock Plan Notice of Restricted Stock Unit Award You (“Recipient”) have been granted Restricted Stock Units (“RSUs”) representing shares of the Common Stock of Energy Vault, Inc. (the “Company”) on the following terms: Name of Recipient: «Name» Total Number of RSUs Granted: «TotalRSUs» Date of Grant: «DateGrant» Vesting Commencement Date: «VestComDate» Expiration Date: «ExpirationDate»1 Vesting: You will receive a benefit with respect to an RSU only if it vests. Two vesting requirements must be satisfied on or before the Expiration Date specified above in order for an RSU to vest: (i) a requirement that you provide Service over the period of time set forth in “Service- Based Requirement” below and (ii) a requirement that the Company complete either an IPO, Direct Listing, SPAC Transaction or Sale Event as set forth in “Liquidity Event Requirement” below. Your RSUs will not vest (in whole or in part) if only one (or if neither) of such requirements is satisfied on or before the Expiration Date. The “Vesting Date” of an RSU will be the first date on or before the Expiration Date upon which both the Service- Based Requirement and the Liquidity Event Requirement are satisfied with respect to that particular RSU. Service-Based Requirement: The Service-Based Requirement will be satisfied in installments as to the RSUs as follows provided you remain in Service through the applicable Company Vesting Date: (i) with respect to the first 25% of the RSUs subject to this award when you complete 12 months of continuous Service following the Vesting Commencement Date set forth above and (ii)(A) prior to (and including) satisfaction of the Liquidity Event Requirement, with respect to 1/48th of the RSUs subject to this award on when you complete each month of continuous Service thereafter and (B) following satisfaction of the Liquidity Event Requirement, with GDSVF&H\4533426.3 1 To be seven years minus one day from the Date of Grant.

respect to an additional 6.25% of the RSUs subject to this award on each Company Vesting Date thereafter (provided you remain in continuous Service through each such Company Vesting Date). The “Company Vesting Dates” are March 15, June 15, September 15 and December 15. Liquidity Event Requirement: The Liquidity Event Requirement will be satisfied (as to any then-outstanding RSUs that have not theretofore been terminated pursuant to Section 2 of the Restricted Stock Unit Agreement) on the earliest to occur of (i) an IPO, (ii) Direct Listing, (iii) SPAC Transaction or (iv) a Sale Event. Settlement: Settlement of RSUs refers to the issuance of Shares once the award is vested. If an RSU vests as a result of satisfaction of both applicable vesting requirements as described above, the Company will deliver one Share for such RSU at the time of settlement specified in Section 4 of the Restricted Stock Unit Agreement. By signing below or otherwise accepting this award in a manner acceptable to the Company, you and the Company agree that these RSUs are granted under and governed by the terms and conditions of this Notice of Restricted Stock Unit Award, the 2020 Stock Plan (the “Plan”) and the Restricted Stock Unit Agreement. These latter two documents are attached to, and made a part of, this Notice of Restricted Stock Unit Award. Capitalized terms not otherwise defined herein or in the Restricted Stock Unit Agreement shall have the meaning set forth in the Plan. You hereby acknowledge that the vesting of the RSUs pursuant to this Notice of Restricted Stock Unit Award is conditioned on the satisfaction of the Service-Based Requirement and the occurrence, on or before the Expiration Date, of an IPO, Direct Listing, SPAC Transaction or Sale Event. You shall have no right with respect to the RSUs to the extent an IPO, Direct Listing, SPAC Transaction or Sale Event does not occur on or before the Expiration Date (regardless of the extent to which the Service-Based Requirement was satisfied). Section 10 of the Restricted Stock Unit Agreement also includes important acknowledgements. GDSVF&H\4533426.3

Recipient: Energy Vault, Inc. By: Email Address: Title: Address for Mailing Stock Certificate (only applicable if the Company has certificated shares): GDSVF&H\4533426.3

THE RSUS GRANTED PURSUANT TO THE NOTICE OF RESTRICTED STOCK UNIT AWARD AND THIS AGREEMENT AND THE SHARES ISSUABLE THEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED. Energy Vault, Inc. 2020 Stock Plan Restricted Stock Unit Agreement SECTION 1. GRANT OF RESTRICTED STOCK UNITS. (a) Grant. On the terms and conditions set forth in the Notice of Restricted Stock Unit Award and this Agreement, the Company grants to you on the Date of Grant the number of RSUs set forth in the Notice of Restricted Stock Unit Award. Each RSU represents the right to receive one Share on the terms and conditions set forth in this Agreement. (b) Consideration. No payment is required for the RSUs that have been granted to you. (c) Nature of Units; No Rights As a Stockholder. Your RSUs are mere bookkeeping entries and represent only the Company’s unfunded and unsecured promise to issue Shares on a future date under specified conditions. As a holder of RSUs, you have no rights other than the rights of a general creditor of the Company. Your RSUs carry neither voting rights nor rights to cash dividends. You have no rights as a stockholder of the Company unless and until your RSUs are settled pursuant to Section 4. (d) Stock Plan and Defined Terms. Your RSUs are granted pursuant to the Plan, a copy of which you acknowledge having received. The provisions of the Plan are incorporated into this Agreement by this reference. Certain capitalized terms are defined in Section 11 of this Agreement. Capitalized terms not otherwise defined herein or in the Notice of Restricted Stock Unit Award shall have the meanings set forth in the Plan. SECTION 2. VESTING. (a) Generally. The RSUs vest in accordance with the vesting schedule set forth in the Notice of Restricted Stock Unit Award. You will receive a benefit with respect to a RSU only if both the Service-Based Requirement and the Liquidity Event Requirement are satisfied on or before the Expiration Date. Your RSUs will not vest (in whole or in part) if only one (or if neither) of such requirements is satisfied on or before the Expiration Date. (b) Termination of Service. If your Service terminates for any reason, all RSUs as to which the Service-Based Requirement has not been satisfied as of your termination date shall automatically terminate and be cancelled on the date that is three months after your termination date (such three-month period, the “post-termination period”). Except as provided in Subsection (c) below, you will not satisfy the Service-Based Requirement for any additional RSUs after your Service has terminated for any reason. Upon your termination of Service, any RSUs as to which the Service-Based Requirement has been satisfied will (if an IPO, Direct GDSVF&H\4533426.3

Listing, SPAC Transaction or Sale Event had not yet occurred) remain outstanding until the first to occur of (1) the satisfaction of the Liquidity Event Requirement, (2) the Expiration Date or (3) the date set forth in Subsection (d) below. Notwithstanding the foregoing, all RSUs, including those with respect to which the Service-Based Requirement (if any) has been satisfied as of your termination date, shall automatically terminate and be cancelled upon if your Service is terminated for Cause. (c) Additional Vesting Credit After Termination of Service. To the extent the Service-Based Requirement is not fully satisfied when your Service terminates, the Board of Directors may, during the post-termination period, take action to cause the Service-Based Requirement to be satisfied with respect to additional RSUs. In no event will the Service-Based Requirement be satisfied after termination of your Service unless the Board of Directors takes affirmative action pursuant to the preceding sentence or unless expressly provided in a written agreement between you and the Company. (d) Expiration of RSUs. If an IPO, Direct Listing, SPAC Transaction or Sale Event does not occur on or before the earliest of (i) the Expiration Date set forth in the Notice of Restricted Stock Unit Award, (ii) the date that is three years following the date on which your Service terminates and (iii) the date on which your Service is terminated for Cause, all RSUs (regardless of whether or not, or the extent to which, the Service-Based Requirement had been satisfied as to such RSUs) shall automatically terminate and be cancelled upon such date. Upon a termination of one or more RSUs pursuant to this Section 2, you will have no further right with respect to such RSUs or the Shares previously allocated thereto. (e) Part-Time Employment and Leaves of Absence. If you commence working on a part-time basis, then the Company may adjust the Service-Based Requirement set forth in the Notice of Restricted Stock Unit Award. If you go on a leave of absence, then, to the extent permitted by applicable law, the Company may adjust or suspend the Service-Based Requirement set forth in the Notice of Restricted Stock Unit Award. Except as provided in the preceding sentence, Service shall be deemed to continue for any purpose under this Agreement while you are on a bona fide leave of absence approved by the Company in writing. Service shall be deemed to terminate when such leave ends, unless you immediately return to active work when such leave ends. SECTION 3. RESTRICTIONS APPLICABLE TO RSUS. Except as otherwise provided in or pursuant to this Agreement or the Plan, these RSUs and the rights and privileges conferred hereby shall not be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of by you prior to the settlement of the RSUs. However, you may designate a third party who, in the event of your death, shall thereafter be entitled to receive any distribution of Shares to which you were entitled at the time of your death pursuant to this Agreement by delivering a written beneficiary designation to the Company’s headquarters on the prescribed form before your death. If you deliver no such beneficiary designation or if your designated beneficiaries do not survive you, your estate will receive payments in respect of any vested RSUs. SECTION 4. SETTLEMENT OF RSUS. (a) Settlement Date. Upon a Vesting Date with respect to a particular RSU, the Company will deliver one Share for that RSU. Settlement shall occur on or following the Vesting Date, but not later than the Short Term Deferral End Date. (b) Form of Delivery. The form of any delivery of Shares (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company. 2 GDSVF&H\4533426.3

(c) Legality of Issuance. No Shares shall be issued to you upon settlement of these RSUs unless and until the Company has determined that (i) you and the Company have taken any actions required to register the Shares under the Securities Act or to perfect an exemption from the registration requirements thereof; (ii) any applicable listing requirement of any stock exchange or other securities market on which Stock is listed has been satisfied; and (iii) any other applicable provision of federal, State or foreign law has been satisfied. The Company shall have no liability to issue Shares in respect of the RSUs unless it is able to do so in compliance with applicable law. SECTION 5. TAXES. (a) Withholding Taxes. No consideration will be paid to you in respect of this award unless you have made arrangements satisfactory to the Company and/or the Parent or Subsidiary employing you (your “Employer”) for the payment of all applicable federal, State, local and foreign income and employment withholding taxes which arise in connection with the vesting and/or settlement of these RSUs (the “Withholding Taxes”). To the extent that you fail to make such arrangements with respect to these RSUs, then you will permanently forfeit such RSUs. At the discretion of the Company, these arrangements may include (i) withholding from other compensation or amounts that are owed to you by your Employer, (ii) payment in cash, (iii) if the Stock is publicly traded, payment from the proceeds of the sale of shares through a Company-approved broker, (iv) withholding a number of Shares that otherwise would be issued to you when the RSUs are settled, or (v) any other method permitted by the Company. If the Withholding Taxes are satisfied pursuant to clause (iv), you will be deemed to have been issued the full number of Shares subject to the RSUs and the Fair Market Value of the withheld Shares, determined as of the date when taxes otherwise would have been withheld in cash, will be applied to the Withholding Taxes and such amount will be remitted to appropriate tax authorities by the Company or your Employer. The Company will not withhold fractional shares pursuant to clause (iv), so if the Withholding Taxes are satisfied pursuant to clause (iv), you hereby authorize the Company or your Employer to withhold the amount of any remaining Withholding Taxes from your wages or other cash compensation. You acknowledge that the responsibility for all Withholding Taxes is yours and may exceed the amount actually withheld by the Company or your Employer. (b) Section 409A. The settlement of these RSUs is intended to be exempt from the application of Code Section 409A pursuant to the “short-term deferral exemption” in Treasury Regulation 1.409A-1(b)(4) and shall be administered and interpreted in a manner that complies with such exemption. To the extent that any provision of this Agreement is ambiguous as to its exemption from Code Section 409A, the provision shall be read in such a manner so that all payments hereunder are exempt from Code Section 409A. Notwithstanding the foregoing, if this award of RSUs is interpreted as not being exempt from Code Section 409A, it shall be interpreted to comply with the requirements of Code Section 409A so that this award is not subject to additional tax or interest under Code Section 409A. In this regard, to the extent necessary to comply with or qualify for an exemption from Code Section 409A, any reference to “termination of employment” or similar terms will mean your “separation from service” within the meaning of Code Section 409A(2)(A)(i) (a “Separation”). In addition, if this award is payable upon your Separation and you are a “specified employee” of the Company or any affiliate thereof within the meaning of Code Section 409A(a)(2)(B)(i) on the day of your Separation, then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after your Separation, or (ii) your death, but only to the extent such delay is necessary so that this award is not subject to additional tax or interest under Code Section 409A. Each installment of your RSUs that vests is intended to constitute a separate payment for purposes of Code Section 409A. 3 GDSVF&H\4533426.3

SECTION 6. RIGHT OF FIRST REFUSAL. (a) Right of First Refusal. In the event that you propose to sell, pledge or otherwise transfer to a third party any Shares acquired under this Agreement, or any interest in such Shares, the Company shall have the Right of First Refusal with respect to all (and not less than all) of such Shares. If you desire to transfer Shares acquired under this Agreement, you must give a written Transfer Notice to the Company describing fully the proposed transfer, including the number of Shares proposed to be transferred, the proposed transfer price, the name and address of the proposed Transferee and proof satisfactory to the Company that the proposed sale or transfer will not violate any applicable federal, State or foreign securities laws. The Transfer Notice shall be signed both by you and by the proposed Transferee and must constitute a binding commitment of both parties to the transfer of the Shares. The Company shall have the right to purchase all, and not less than all, of the Shares on the terms of the proposal described in the Transfer Notice (subject, however, to any change in such terms permitted under Section 6(b) below) by delivery of a notice of exercise of the Right of First Refusal within 30 days after the date when the Transfer Notice was received by the Company. (b) Transfer of Shares. If the Company fails to exercise its Right of First Refusal within 30 days after the date when it received the Transfer Notice, you may, not later than 90 days following receipt of the Transfer Notice by the Company, conclude a transfer of the Shares subject to the Transfer Notice on the terms and conditions no less favorable to you than those described in the Transfer Notice, provided that any such sale is made in compliance with applicable federal, State and foreign securities laws and not in violation of any other contractual restrictions to which you are bound. Any proposed transfer on terms and conditions less favorable than those described in the Transfer Notice, as well as any subsequent proposed transfer by you, shall again be subject to the Right of First Refusal and shall require compliance with the procedure described in Section 6(a) above. If the Company exercises its Right of First Refusal, the parties shall consummate the sale of the Shares on the terms set forth in the Transfer Notice within 60 days after the date when the Company received the Transfer Notice (or within such longer period as may have been specified in the Transfer Notice); provided, however, that in the event the Transfer Notice provided that payment for the Shares was to be made in a form other than cash or cash equivalents paid at the time of transfer, the Company shall have the option of paying for the Shares with cash or cash equivalents equal to the present value of the consideration described in the Transfer Notice. (c) Additional or Exchanged Securities and Property. In the event of a merger or consolidation of the Company, a sale of all or substantially all of the Company’s stock or assets, any other corporate reorganization, a stock split, the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company’s outstanding securities, any securities or other property (including cash or cash equivalents) that are by reason of such transaction exchanged for, or distributed with respect to, any Shares subject to this Section 6 shall immediately be subject to the Right of First Refusal. Appropriate adjustments to reflect the exchange or distribution of such securities or property shall be made to the number and/or class of the Shares subject to this Section 6. (d) Termination of Right of First Refusal. Any other provision of this Section 6 notwithstanding, in the event that the Stock is readily tradable on an established securities market when you desire to transfer Shares, the Company shall have no Right of First Refusal, and you shall have no obligation to comply with the procedures prescribed by Sections 6(a) and 6(b) above. (e) Permitted Transfers. This Section 6 shall not apply to (i) a transfer by beneficiary designation, will or intestate succession or (ii) a transfer to one or more members of 4 GDSVF&H\4533426.3 your Immediate Family or to a trust or other entity established by you solely for the benefit of you and/or one or more members of your Immediate Family, provided in either case that the Transferee agrees in writing on a form prescribed by the Company to be bound by all provisions of this Agreement. If you transfer any Shares acquired under this Agreement, either under this Section 6(e) or after the Company has failed to exercise the Right of First Refusal, then this Agreement shall apply to the Transferee to the same extent as to you. (f) Termination of Rights as Stockholder. If the Company makes available, at the time and place and in the amount and form provided in this Agreement, the consideration for the Shares to be purchased in accordance with this Section 6, then after such time the person from whom such Shares are to be purchased shall no longer have any rights as a holder of such Shares (other than the right to receive payment of such consideration in accordance with this Agreement). Such Shares shall be deemed to have been purchased in accordance with the applicable provisions hereof, whether or not the certificate(s) therefor have been delivered as required by this Agreement. (g) Assignment of Right of First Refusal. The Board of Directors may freely assign the Company’s Right of First Refusal, in whole or in part. Any person who accepts an assignment of the Right of First Refusal from the Company shall be entitled to and assume all of the Company’s rights and obligations under this Section 6. SECTION 7. RESTRICTIONS APPLICABLE TO SHARES. (a) General Restrictions. Unless the Stock is readily tradeable on an established securities market, the transfer of any of the Shares acquired pursuant to this Agreement (or any interest therein) shall, at the Company’s request, be condition upon (i) effecting such transfer pursuant to a form of stock transfer agreement prescribed by the Company and (ii) payment of a transfer fee not to exceed $5,000. (b) Securities Law Restrictions. Regardless of whether the offering and sale of Shares under the Plan have been registered under the Securities Act or have been registered or qualified under the securities laws of any State or other relevant jurisdiction, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of such Shares (including the placement of appropriate legends on the stock certificates (or electronic equivalent) or the imposition of stop-transfer instructions) and may refuse (or may be required to refuse) to transfer Shares acquired hereunder (or Shares proposed to be transferred in a subsequent transfer) if, in the judgment of the Company, such restrictions, legends or refusal are necessary or appropriate to achieve compliance with the Securities Act or other relevant securities or other laws, including without limitation under Regulation S of the Securities Act or pursuant to another available exemption from registration. You (or the beneficiary or your personal representative in the event of your death or incapacity, as the case may be) shall deliver to the Company any representations or other documents or assurances as the Company may deem necessary or reasonably desirable to ensure compliance with all applicable legal and regulatory requirements. (c) Market Stand-Off. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company’s initial public offering, you or a Transferee shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares acquired under this Agreement without the prior written consent of the Company or its managing underwriter. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the date of the final prospectus for the offering as may 5 GDSVF&H\4533426.3 be requested by the Company or such underwriter. In no event, however, shall such period exceed 180 days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in Rule 2711(f)(4) of the National Association of Securities Dealers and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules. The Market Stand-Off shall in any event terminate two years after the date of the Company’s initial public offering. In the event of the declaration of a stock dividend, a spin- off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company’s outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the Market Stand-Off, or into which such Shares thereby become convertible, shall immediately be subject to the Market Stand-Off. In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Shares acquired under this Agreement until the end of the applicable stand-off period. The Company’s underwriters shall be beneficiaries of the agreement set forth in this Section 7(c). This Section 7(c) shall not apply to Shares registered in the public offering under the Securities Act. (d) Investment Intent at Grant. You represent and agree that the Shares to be acquired upon settlement of these RSUs will be acquired for investment, and not with a view to the sale or distribution thereof. (e) Investment Intent at Settlement. In the event that the sale of Shares under the Plan is not registered under the Securities Act but an exemption is available that requires an investment representation or other representation, you shall represent and agree at the time of issuance that the Shares being acquired upon settlement of these RSUs are being acquired for investment, and not with a view to the sale or distribution thereof, and shall make such other representations as are deemed necessary or appropriate by the Company and its counsel, including, at the time of settlement, such representations as required by Regulation S of the Securities Act (if the Company is relying on such exemption). (f) Rights of the Company. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any Transferee to whom the Shares have been transferred in contravention of this Agreement. (g) Legends. All certificates evidencing the Shares issued under this Agreement shall bear the following legend: “THE SHARES REPRESENTED HEREBY (AND ANY INTEREST THEREIN) MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, ENCUMBERED OR IN ANY MANNER DISPOSED OF, EXCEPT IN COMPLIANCE WITH THE TERMS OF THE RESTRICTED STOCK UNIT AGREEMENT PURSUANT TO WHICH SUCH SHARES WERE ACQUIRED. SUCH AGREEMENT GRANTS TO THE COMPANY CERTAIN RIGHTS OF FIRST REFUSAL UPON AN ATTEMPTED TRANSFER OF THE SHARES. IN ADDITION, THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN SUCH RESTRICTED STOCK UNIT AGREEMENT. THE SECRETARY OF THE COMPANY WILL UPON WRITTEN REQUEST FURNISH A COPY OF SUCH RESTRICTED STOCK UNIT AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE.” 6 GDSVF&H\4533426.3

All certificates evidencing Shares issued under this Agreement in an unregistered transaction shall bear the following legend (and such other restrictive legends as are required or deemed advisable under the provisions of any applicable law): “THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY SECURITIES LAWS OF ANY U.S. STATE, AND MAY NOT BE SOLD, REOFFERED, PLEDGED, ASSIGNED, ENCUMBERED OR OTHERWISE TRANSFERRED OR DISPOSED OF WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED. IN THE ABSENCE OF REGISTRATION OR THE AVAILABILITY (CONFIRMED BY OPINION OF COUNSEL) OF AN ALTERNATIVE EXEMPTION FROM REGISTRATION UNDER THE ACT (INCLUDING WITHOUT LIMITATION IN ACCORDANCE WITH REGULATION S UNDER THE ACT), THESE SHARES MAY NOT BE SOLD, REOFFERED, PLEDGED, ASSIGNED, ENCUMBERED OR OTHERWISE TRANSFERRED OR DISPOSED OF. HEDGING TRANSACTIONS INVOLVING THESE SHARES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.” (h) Removal of Legends. If, in the opinion of the Company and its counsel, any legend placed on a stock certificate representing Shares issued under this Agreement is no longer required, the holder of such certificate shall be entitled to exchange such certificate for a certificate representing the same number of Shares but without such legend. (i) Administration. Any determination by the Company and its counsel in connection with any of the matters set forth in this Section 7 shall be conclusive and binding on you and all other persons. SECTION 8. ADJUSTMENT OF SHARES. In the event of any transaction described in Section 9(a) of the Plan, the terms of these RSUs (including, without limitation, the number and kind of shares subject to these RSUs) shall be adjusted as set forth in Section 9(a) of the Plan. In the event that the Company is a party to a merger or consolidation or in the event of a sale of all or substantially all of the Company’s stock or assets, your RSUs shall be subject to the treatment provided by the Board of Directors in its sole discretion, as provided in Section 9(b) of the Plan; provided, however, that any action taken must either preserve the exemption of your RSUs from Code Section 409A or comply with Code Section 409A. Any additional RSUs and any new, substituted or additional shares, cash or other property that become subject to this award as a result of any such transaction shall be subject to the same conditions and restrictions as applicable to the RSUs to which they relate. SECTION 9. MISCELLANEOUS PROVISIONS. (a) No Retention Rights. Nothing in this Agreement or in the Plan shall confer upon you the right to remain in Service in any capacity for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining you) or you, which rights are hereby expressly reserved by each, to terminate your Service at any time and for any reason, with or without cause. (b) Notice. Any notice required by the terms of this Agreement shall be given in writing. It shall be deemed effective upon (i) personal delivery, (ii) deposit with the United States Postal Service, by registered or certified mail, with postage and fees prepaid, (iii) deposit 7 GDSVF&H\4533426.3 with Federal Express Corporation, with shipping charges prepaid or (iv) deposit with any internationally recognized express mail courier service, with shipping charges prepaid. Notice shall be addressed to the Company at its principal executive office and to you at the address that you most recently provided to the Company in accordance with this Section 9(c). In addition, to the extent required or permitted pursuant to rules established by the Company from time to time, notices may be delivered electronically. (c) Modifications and Waivers. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by you and by an authorized officer of the Company (other than you). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time. (d) Entire Agreement. The Notice of Restricted Stock Unit Award, this Agreement and the Plan constitute the entire understanding between you and the Company regarding the subject matter hereof. They supersede any other agreements, representations or understandings (whether oral or written and whether express or implied) that relate to the subject matter hereof. (e) Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, as such laws are applied to contracts entered into and performed in such State. (f) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. (g) Successors and Assigns. Except as otherwise expressly provided to the contrary, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and be binding upon you and your legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law, whether or not any such person has become a party to this Agreement or has agreed in writing to join herein and to be bound by the terms, conditions and restrictions hereof. SECTION 10.ACKNOWLEDGEMENTS. In addition to the other terms, conditions and restrictions imposed on your RSUs and the Shares issuable upon settlement of your RSUs pursuant to this Agreement and the Plan, you expressly acknowledge being subject to Sections 6 (Right of First Refusal) and 7 (Restrictions Applicable to Shares, including without limitation the Market Stand-Off), as well as the following provisions: (a) Tax Consequences. You acknowledge that there will be tax consequences upon vesting and/or settlement of the RSUs and/or disposition of the Shares, if any, received hereunder, and you should consult a tax adviser regarding your tax obligations prior to such event. You acknowledge that the Company is not providing any tax, legal, or financial advice, nor is the Company making any recommendations regarding your participation in the Plan or acquisition or sale of Shares subject to this award. You are hereby advised to consult with your own personal tax, legal, and financial advisors regarding your participation in the Plan. You further acknowledge that the Company (i) makes no representations or undertakings regarding the tax treatment of the award of RSUs, including, but not limited to the 8 GDSVF&H\4533426.3 grant, vesting, or settlement of the RSUs, the subsequent sale of Shares acquired pursuant to such RSUs, and the receipt of any dividends; and (ii) does not commit to and is under no obligation to structure the terms of the grant of the RSUs to reduce or eliminate your tax liability or achieve any particular tax result. You agree that the Company does not have a duty to design or administer the RSUs, the Plan or its other compensation programs in a manner that minimizes your tax liability. You shall not make any claim against the Company or its Board of Directors, officers, or employees related to tax matters arising from this award or your other compensation. (b) Electronic Delivery of Documents. You acknowledge and agree that the Company may, in its sole discretion, deliver all documents relating the Company, the Plan or these RSUs and all other documents that the Company is required to deliver to its security holders (including, without limitation, disclosures that may be required by the Securities and Exchange Commission) by email or other means of electronic transmission (including by posting them on a website maintained by the Company or a third party under contract with the Company). You acknowledge that you may incur costs in connection with any such delivery by means of electronic transmission, including the cost of accessing the internet and printing fees, and that an interruption of internet access may interfere with his or her ability to access the documents. (c) Plan Discretionary. You understand and acknowledge that (i) the Plan is entirely discretionary, (ii) the Company and your employer have reserved the right to amend, suspend or terminate the Plan at any time, (iii) the grant of the RSUs does not in any way create any contractual or other right to receive additional grants of RSUs (or benefits in lieu of RSUs) at any time or in any amount and (iv) all determinations with respect to any additional grants, including (without limitation) the times when RSUs will be granted, the number of Shares offered, and the vesting schedule, will be at the sole discretion of the Company. (d) Termination of Service. You understand and acknowledge that participation in the Plan ceases upon termination of your Service for any reason, except as may explicitly be provided otherwise in the Plan or this Agreement. (e) Extraordinary Compensation. The value of your RSUs and the Shares issuable thereunder shall be an extraordinary item of compensation outside the scope of your employment contract, if any, and shall not be considered a part of your normal or expected compensation for purposes of calculating severance, resignation, redundancy or end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments. (f) Authorization to Disclose. You hereby authorize and direct your employer to disclose to the Company or any Subsidiary any information regarding your employment, the nature and amount of your compensation and the fact and conditions of your participation in the Plan, as your employer deems necessary or appropriate to facilitate the administration of the Plan. (g) Personal Data Authorization. You consent to the collection, use and transfer of personal data as described in this Subsection (g). You understand and acknowledge that the Company, your employer and the Company’s other Subsidiaries hold certain personal information regarding you for the purpose of managing and administering the Plan, including (without limitation) your name, home address, telephone number, date of birth, social insurance number, salary, nationality, job title, any Shares or directorships held in the Company and details of all RSUs or any other entitlements to Shares awarded, canceled, exercised, vested, unvested or outstanding in your favor (the “Data”). You further understand and acknowledge that the Company and/or its Subsidiaries will transfer Data among themselves as necessary for the purpose of implementation, administration and management of your participation in the Plan and that the Company and/or any Subsidiary may each further transfer Data to any third party 9 GDSVF&H\4533426.3 assisting the Company in the implementation, administration and management of the Plan. You understand and acknowledge that the recipients of Data may be located in the United States or elsewhere. You authorize such recipients to receive, possess, use, retain and transfer Data, in electronic or other form, for the purpose of administering your participation in the Plan, including a transfer to any broker or other third party with whom you elect to deposit Shares acquired under the Plan of such Data as may be required for the administration of the Plan and/or the subsequent holding of Shares on your behalf. You may, at any time, view the Data, require any necessary modifications of Data or withdraw the consents set forth in this Subsection (g) by contacting the Company in writing. SECTION 11.DEFINITIONS. (a) “Agreement” means this Restricted Stock Unit Agreement. (b) “Board of Directors” means the Board of Directors of the Company, as constituted from time to time or, if a Committee has been appointed, such Committee. (c) “Cause” means your (i) unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (ii) material breach of any agreement between you and the Company, (iii) material failure to comply with the Company’s written policies or rules, (iv) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (v) gross negligence or willful misconduct, (vi) continuing failure to perform assigned duties after receiving written notification of the failure from the Company or (vii) failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested such cooperation. (d) “Code” means the Internal Revenue Code of 1986, as amended. (e) “Company” means Energy Vault, Inc., a Delaware corporation. (f) “Date of Grant” means the date specified in the Notice of Restricted Stock Unit Award, which date shall be the later of (i) the date on which the Board of Directors resolved to grant these RSUs or (ii) your first date of Service. (g) “Direct Listing” means the Company’s initial listing and first day of trading of its Common Stock on a nationally recognized securities exchange or market by means of an effective registration statement on Form S-1 filed by the Company with the Securities and Exchange Commission. For purposes of the Liquidity Event Requirement, a Direct Listing will be considered complete upon the date on which the Common Stock begins trading on a nationally recognized securities exchange or market. (h) “Expiration Date” means the expiration date of the RSUs as set forth in the Notice of Restricted Stock Unit Award. (i) “Immediate Family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in- law, brother-in-law or sister-in-law and shall include adoptive relationships. (j) “IPO” means the first firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale by the Company of its equity securities, as a result of or following which the Shares shall be publicly held, and “IPO Date” means the date on which the IPO occurs. 10 GDSVF&H\4533426.3

(k) “Liquidity Event Requirement” means the requirement that the Company complete an IPO, Direct Listing, SPAC Transaction or Sale Event as described in the Notice of Restricted Stock Unit Award. (l) “Plan” means the Energy Vault, Inc. 2020 Stock Plan, as in effect on the Date of Grant. (m) “Right of First Refusal” means the Company’s right of first refusal described in Section 6. (n) “RSUs” means the Restricted Stock Units granted to you by the Company as set forth in the Notice of Restricted Stock Unit Award. (o) “Sale Event” means the consummation of the following transactions in which holders of Shares receive cash and/or marketable securities tradable on an established national or foreign securities exchange: (i) a sale of all or substantially all of the assets of the Company determined on a consolidated basis to an unrelated person or entity; (ii) a merger, reorganization, or consolidation involving the Company in which the shares of voting stock of the Company outstanding immediately prior to such transaction represent or are converted into or exchanged for securities of the surviving or resulting entity immediately upon completion of such transaction which represent less than 50% of the outstanding voting power of such surviving or resulting entity; or (iii) the acquisition of all or a majority of the outstanding voting stock of the Company in a single transaction or series of related transactions by a person or group of persons. For the avoidance of doubt, an initial public offering, any subsequent public offering, a capital raising event and a merger effected solely to change the Company’s domicile shall not constitute a “Sale Event.” In addition, a transaction shall not constitute a Sale Event unless such transaction also qualifies as an event under Treasury Regulation Section 1.409A-3(i)(5)(v) (change in the ownership of a corporation), Treasury Regulation Section 1.409A-3(i)(5)(vi) (change in the effective control of a corporation), or Treasury Regulation Section 1.409A-3(i)(5)(vii) (change in the ownership of a substantial portion of a corporation’s assets). (p) “Service” means service as an Employee, Consultant or Outside Director. In the event of any dispute over whether and when Service has terminated, the Board of Directors shall have sole discretion to determine whether such termination has occurred and the effective date of such termination. (q) “Service-Based Requirement” means the requirement to provide Service over the period of time set forth in the Notice of Restricted Stock Unit Award. (r) “Short-Term Deferral End Date” means the date that is the later of (i) two and one-half months following the end of the calendar year in which the Vesting Date applicable to an RSU occurs or (ii) two and one-half months following the end of the Company’s fiscal year in which the Vesting Date applicable to an RSU occurs. (s) “SPAC Transaction” means a merger or other business combination of the Company with a special purpose acquisition company in which (1) the post-merger or post- business combination securities of the ultimate parent (or, if no ultimate parent exists, then the surviving entity) are publicly traded on a nationally recognized securities exchange or market, (2) the stockholders of the Company continue to own, or receive upon conversion or exchange of their outstanding shares of capital stock of the Company, securities constituting more than 50% of the outstanding voting power of the outstanding voting securities of such publicly traded entity, and (3) the special purpose acquisition company holds, as of immediately prior to the closing of such merger or business combination, (x) at least $75,000,000 in cash or cash 11 GDSVF&H\4533426.3 equivalents, including any proceeds from a financing but net of redeemed shares, and (y) no other assets (other than de minimis non-cash assets). (t) “Transferee” means any person to whom you have directly or indirectly transferred any Shares acquired under this Agreement. (u) “Transfer Notice” means the notice of a proposed transfer of Shares described in Section 6. (v) “U.S. Person” means a person described in Rule 902(k) of Regulation S of the Securities Act (or any successor rule or provision), which generally defines a U.S. person as any natural person resident in the United States, any estate of which any executor or administrator is a U.S. Person, or any trust of which of any trustee is a U.S. Person. 12 GDSVF&H\4533426.3

Exhibit 10.19 CONSULTING AGREEMENT This Consulting Agreement (“Agreement”) is made and entered into as of the 6th day of March 2024, by and between Energy Vault, Inc., a Delaware corporation (the “Company”), and Zia Huque (“Consultant”) in the County of Los Angeles, State of California. The Company desires to retain Consultant as an independent contractor to perform consulting services for the Company and Consultant is willing to perform such services, on terms set forth more fully below. In consideration of the mutual promises contained herein, the parties agree as follows: 1. SERVICES AND COMPENSATION a) Consultant agrees to perform for the Company the services requested by the Company, including the duties and tasks described in Exhibit A (“Services”). Consultant agrees to devote such time to these duties as the Company reasonably requests. b) The Company agrees to pay Consultant the compensation set forth in Exhibit A as sole and total compensation for the performance of the Services. c) Consultant shall provide the equipment, tools, and materials necessary for the performance of Consultant’s Services under this Agreement. 2. CONFIDENTIALITY a) “Confidential Information” means any proprietary information, technical data, trade secrets or know- how, including, but not limited to, research, product plans, products, services, customers, customer lists, markets, software, developments, inventions, ideas, processes, formulas, technology, designs, drawings, litigation strategy, marketing, finances or other business information disclosed by the Company or any of their employees, either directly or indirectly in writing, electronically, orally, visually, or by drawings or inspection of parts or equipment, or otherwise identified by the Company as being Confidential Information. b) Consultant will not, during or subsequent to the term of this Agreement, use the Confidential Information for any purpose whatsoever other than in the performance of the Services on behalf of the Company or disclose the Confidential Information to any third party. Consultant further agrees to hold all such Confidential Information in the strictest confidence and not to use it or disclose it to any employee, person, firm or corporation, except as required to carry out the Services for the Company hereunder. Without the Company’s prior written approval, Consultant will not directly or indirectly disclose to anyone the terms of this Agreement or disclose the fact that Consultant has this arrangement with the Company in Consultant’s marketing and sales materials or website(s). c) Consultant will not during the term of this Agreement, improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity with which Consultant has an agreement or duty to keep in confidence information acquired by Consultant in confidence, if any, and Consultant will not bring onto the premises of the Company any unpublished document or proprietary information belonging to such employer, person or entity unless consented to in writing by such employer, person on entity. Consultant recognizes that the Company has received and, in the future, will receive from third parties confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. Consultant agrees that Consultant owes the Company and such third parties, during the term of this Agreement and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except in carrying out the Services for the Company consistent with the Company’s agreement with such third party. d) Upon the termination of this Agreement, or promptly upon the Company’s earlier request, Consultant will deliver to the Company all originals and copies of the Company’s property and Confidential Information in tangible form that the Consultant may have in Consultant’s possession or control.

3. OWNERSHIP a) Consultant agrees to transfer and assign and hereby does transfer and assign to the Company or its successors the entire right, title and interest for the entire world in and to all data, software, files, designs, layouts, artwork, models, processes, patents, mask work rights, copyrights, drawings, notebooks, audioworks, documents, photographs, inventions, works of authorship, notes, improvements, information, materials and discoveries (collectively referred to as “Inventions”) made, created, conceived or reduced to practice by Consultant, solely or in collaboration with any of Consultant’s associates, Consultants, agents, representatives, employees, assignees or successors in interest (collectively referred to as “Representatives”) in the course of performing the Services hereunder, or with the use of materials or facilities of the Company during the term of this Agreement or any extension or renewals thereof, and all rights, including all moral rights and intellectual property rights therein to the greatest extent permitted by applicable law. b) Consultant agrees to disclose promptly to the Company all Inventions made, conceived, or reduced to practice by Consultant solely or in collaboration with Consultant’s Representatives, in the course of the performance of the Services hereunder. c) Consultant agrees that Consultant and any of Consultant’s Representatives, will sign, execute and acknowledge or cause to be signed, executed and acknowledged without cost, but at the expense of the Company, any and all documents and perform such acts as may be necessary, useful or convenient for the purpose of securing to the Company, title to and patent, mask-work rights, trademark or copyright protection throughout the world upon such Inventions made, created, conceived or reduced to practice, title to which the Company acquires in accordance with the provisions of this Agreement. d) Consultant agrees to acquire from each of Consultant’s Representatives the necessary right, title and interest in and to all of such Inventions made or conceived or reduced to practice by Consultant or any of Consultant’s Representatives within the scope of their engagements by Consultant in performing services under this contract and to the best of Consultant’s ability to obtain the cooperation of each such person to secure to the Company or its nominee the rights, title and interest in and to such Inventions made, created, conceived or reduced to practice as the Company acquires in accordance with the provisions of this Agreement. e) Consultant agrees that Consultant’s obligation to execute or cause to be executed, any instrument or papers in furtherance of the foregoing shall continue after the termination of this Agreement. In addition, from time to time, the Company may ask Consultant to work with and at the direction of the Company’s legal counsel in order to provide assistance to them on certain legal matters. It is the Company’s intention that such work be covered by the attorney-client privilege to the maximum extent permitted by law, and Consultant agrees to cooperate with the Company in all reasonable respects in such matters.

4. REPORTS Consultant agrees that Consultant will from time to time during the term of this Agreement or any extension thereof keep the Company advised as to Consultant’s progress in performing the Services hereunder and that Consultant will, as requested by the Company, prepare written reports with respect thereto. It is understood that the time required in the preparation of such written reports shall be considered time devoted to the performance of Consultant’s Services. 5. CONFLICTING OBLIGATIONS; OTHER COVENANTS a) Consultant represents and warrants that Consultant has no outstanding agreement or obligation that is in conflict with any of the provisions of this Agreement, or that would preclude Consultant from fully complying with the provisions hereof, and further certifies that Consultant will not enter into such conflicting agreement during the term of this Agreement. Consultant further represents and warrants that he has full power and authority to enter into this Agreement and perform his obligations hereunder. b) In view of Consultant’s access to the Company’s trade secrets, Confidential Information, proprietary know-how, and knowledge of the Company resulting from Consultant’s relationship with the Company hereunder, Consultant further agrees that Consultant will not, without the Company’s prior written consent, during the term of this Agreement and for a period of twelve (12) months after the termination or expiration of this Agreement, engage in any of the following activities anywhere in the United States to the extent permitted by applicable law: (i) Offer to hire, induce or attempt to induce any officer, employee or agent of the Company or any of its affiliates or subsidiaries to discontinue his or her relationship with the Company or any of its affiliates or subsidiaries; or (ii) Directly or indirectly solicit, or divert or attempt to solicit or divert any employee of the Company; and (iii) Consultant agrees that the restrictions imposed by the provisions of this covenant are fair and reasonable and are reasonably required for the protection of the Company. If the provisions relating to the geographic or substantive scope of the restriction or the time period of the restriction exceed the maximum areas or period of time which a court or competent jurisdiction would enforce, the parties agree that the areas and time period shall be deemed to be the maximum areas or time period which a court of competent jurisdiction would enforce in any state in which such court shall be convened. c) Consultant represents, warrants and covenants to Company that (a) it has paid and shall continue to pay all taxes owed by it and has filed and shall continue to file all reports required to be filed by it; and (b) it has and shall continue to maintain workers compensation insurance and liability insurance (including malpractice insurance, if warranted) relative to any service that Consultant performs for the Company and in accordance with all applicable requirements of law. d) Consultant covenants that the Services to be provided hereunder shall be in compliance with all applicable laws, rules and regulations. 6. INDEMNITY Consultant shall indemnify and hold Company, its affiliates and their respective directors, officers, agents and employees harmless from and against all claims, demands, losses, damages and judgments, including court costs and attorney’s fees, arising out of or based upon (i) any claim that the Services provided hereunder, any intellectual property resulting therefrom or the use of any such intellectual property infringes any patent, copyright, trade secret or other proprietary right of any person or breaches any person’s contractual rights; (ii) any breach or alleged breach by Consultant of any representation, warranty, certification, covenant, obligation or other agreement set forth in this Agreement; and (iii) any action by a third party against Company that is based on any act or omission by Consultant and that results in: (1)

personal injury or tangible or intangible property damage (including loss of use), or (2) the violation of any statute, ordinance or regulation. 7. TERM AND TERMINATION a) This Agreement will commence on the date first written above and will continue until the earlier to occur of: (i) October 31, 2025, or (ii) termination as provided below. b) The parties agree that the Company may terminate this Agreement upon giving fifteen (15) days written notice thereof to the Consultant. The Company may, in addition to any other rights it may have at law or in equity, terminate this Agreement immediately and without prior notice if Consultant refuses to or is unable to perform the Services or is in breach of any material provision of this Agreement. In the event of a dispute over what constitutes a breach hereunder, the parties shall agree to the appointment of an arbitrator to settle such dispute. c) Upon such termination all rights and duties of the parties toward each other shall cease except: (i) the Company shall be obliged to pay, within thirty (30) days of the effective date of termination, all amounts owing to Consultant for Services actually performed and reimbursable expenses actually incurred prior to termination, if any, in accordance with the provisions of Section 1 (Services and Compensation) hereof; and (ii) Sections 2 (Confidentiality), 3 (Ownership), 5 (Conflicting Obligations; Other Covenants), 9 (Consultants; No Agency), 10 (Equitable Relief), 11 (Severability), 12 (Amendment), 13 (Entire Agreement), 14 (Arbitration), 15 (Governing Law), 17 (Notices) and 18 (No Waiver) shall survive termination or expiration of this Agreement. 8. ASSIGNMENT Neither this Agreement nor any right hereunder or interest herein may be assigned or transferred by Consultant without the express written consent of the Company, which consent may be withheld in the Company’s absolute discretion. 9. CONSULTANT; NO AGENCY Nothing in this Agreement shall in any way be construed to constitute Consultant as an agent, employee or representative of the Company, but Consultant shall perform the Services hereunder as an independent contractor. Consultant acknowledges and agrees that Consultant is obligated to report as income all compensation received by Consultant pursuant to this Agreement, and Consultant agrees to and acknowledges the obligation to pay all self-employment and other taxes thereon and that it will not be eligible for any employee benefits of the Company. Consultant acknowledges and agrees that it will use its own discretion in performing the tasks assigned, within the scope of work specified by the Company. Consultant further agrees to indemnify the Company and hold it harmless to the extent of any obligation imposed on the Company (i) to pay withholding taxes or similar items or (ii) resulting from Consultant’s being determined not to be a Consultant. The parties acknowledge that the individual engaged by the Company is an independent contractor and shall not in any manner be deemed an employee of Company. Consultant agrees and acknowledges that Consultant provides Consultant’s professional services to the public, and that Consultant maintains a business location that is separate from the Company. Consultant further agrees and acknowledges that Consultant has set Consultant’s own rates, and that outside of project completion dates and reasonable business hours, Consultant has the ability to set Consultant’s own hours. Consultant further agrees and acknowledges that Consultant holds himself/herself out to other potential customers as available to perform the same type of work as that set forth in Exhibit A to this Agreement. Consultant further agrees and acknowledges that Consultant customarily and regularly exercises discretion and independent judgment in the performance of the Services described in Exhibit A. Consultant agrees and acknowledges that in performing the Services pursuant to this Agreement, Consultant shall be acting as Consultant with respect to the Company, and not as an employee, agent, partner, or joint venturer of the Company. Consultant shall be free to—and is expected to—accept other assignments and undertake other activities for other clients or entities. Consultant agrees and understands that Consultant shall not be authorized to, nor shall Consultant, enter into any commitments, agreements, or undertakings or assume any responsibilities in the name or on behalf of Company. Consultant acknowledges and agrees that the Services Consultant will provide pursuant to this Agreement require special skill, are original and creative in character, and the result of which depend primarily on Consultant’s invention, imagination, or talent. Consultant acknowledges and agrees that Consultant is free from the control and direction of the Company in connection with the performance of the work and Services under this Agreement; Consultant performs work that is outside of the “usual course” of the Company’s business of building energy storage systems; and Consultant is customarily engaged in an independently established trade, occupation, or business that is of the same nature as the type of work and Services Consultant will perform for the Company pursuant to this Agreement. 10. EQUITABLE RELIEF Consultant and the Company agree that it would be impossible or inadequate to measure and calculate the Company’s damages from any breach of the covenants set forth in Sections 2, 3 or 5 herein. Accordingly, Consultant and the Company agree that if Consultant breaches Sections 2, 3 or 5, the Company will have available, in addition to any other right or remedy available, the right to obtain from any court of competent jurisdiction an injunction restraining such breach or threatened breach and specific performance of any such provision. Consultant and the Company further agree that no bond or other security shall be required in obtaining such equitable relief and Consultant and the Company, upon the granting of an injunction by a court of competent jurisdiction, hereby consent to the issuances of such injunction and to the ordering of such specific performance. 11. SEVERABILITY If any provision in this Agreement shall be found or be held to be invalid or unenforceable in any jurisdiction in which this Agreement is being performed, then the meaning of said provision shall be construed, to the extent feasible, so as to render the provision enforceable, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement which shall remain in full force and effect. In such event, the parties shall negotiate, in good faith, a substitute, valid and enforceable provision which most nearly effects the parties’ intent in entering into this Agreement. 12. AMENDMENT This Agreement may not be amended in any respect other than by written instrument executed by the party against whom enforcement is sought. 13. ENTIRE AGREEMENT The terms and conditions herein contained constitute the entire agreement between the parties and supersede all previous agreements and understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof, and no agreement or understanding varying or extending the same shall be binding upon either party hereto unless in a written document which expressly refers to this Agreement and which is signed by the party to be bound thereby. 14. ARBITRATION Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation, or validity thereof, including the determination of the scope and applicability of this agreement to arbitrate, shall be determined by arbitration in Los Angeles County, California before one arbitrator. The arbitration shall be administered by Judicial Arbitration and Mediation Services (JAMS) pursuant to its Streamlined Arbitration Rules and Procedures. Judgment on the award may be entered in any court having jurisdiction. This clause shall not preclude the parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. In any final award and/or order, the arbitrator may apportion all the costs (including but not limited to reasonable attorney’s and other experts’ fees which are reasonably borne by the party incurring such fees) incurred in connection with the arbitration in accordance with what the arbitrator deems just and equitable under the circumstances. Both parties shall take all reasonable steps to maintain the confidentiality of the arbitration award, including executing a confidentiality stipulation in a form acceptable to Company. The parties acknowledge that by agreeing to arbitration pursuant to this Section, they are waiving their right to a judicial forum and to a trial by jury. The parties agree that the Company is engaged in interstate commerce and that, except as provided in this Agreement, the FAA shall govern the interpretation and enforcement of, and all proceedings pursuant to this Agreement. 15. GOVERNING LAW Except as otherwise provided under the Federal Arbitration Act (“FAA”) or other applicable federal law, this Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without regard to its principles of conflict of laws. 16. [RESERVED] 17. NOTICES a) Any notice hereby required or permitted to be given shall be sufficiently given if in writing and delivered in person or sent by facsimile, electronic mail, overnight courier or First Class, postage prepaid, to either party at the address of such party or such other address as shall have been designated by written notice by such party to the other party. b) Any notice or other communication required or permitted to be given under this Agreement will be deemed given (i) upon personal delivery to the party to be notified, (ii) on the day when delivered by electronic mail to the proper electronic mail address, (iii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iv) the first business day after deposit with a nationally recognized overnight courier, specifying next day delivery, or (v) the third business day after the day on which such notice was mailed in accordance with this Section. Company Consultant Energy Vault, Inc. Zia Huque 4360 Park Terrace Drive, Suite 100 Westlake Village, CA 91361 Attn: Email: legal@energyvault.com With copy to: dan.gunning@energyvault.com Email: 18. NO WAIVER No waiver of any term or condition of this Agreement shall be valid or binding on either party unless the same shall be mutually assented to in writing by both parties. The failure of either party to enforce at any time any of the provisions of this Agreement, or the failure to require at any time performance by the other party of any of the provisions of this Agreement, shall in no way be construed to be a present or future waiver of such provisions, nor in any way affect the right of either party to enforce each and every such provision thereafter. The express waiver by either party of any provision, condition or requirement of this Agreement shall not constitute a waiver of any future obligation to comply with such provision, condition or requirement. 19. COUNTERPARTS This agreement may be signed in one or more counterparts. [signatures on next page]

IN WITNESS WHEREOF, the parties hereto have caused to be executed or executed this Agreement as of the day and year first above written. Zia Huque (“Consultant”) Energy Vault, Inc. (the “Company”) By: Zia Huque Name: Robert Piconi Title: Chairman and Chief Executive Officer

EXHIBIT A SERVICES AND COMPENSATION 1. Contact. Consultant’s principal Company contact: Name: Robert Piconi Title: Chairman and Chief Executive Officer 2. Services. Consultant will render to the Company the following Services: Ad hoc consulting services and/or business management advice to the Company’s Board of Directors (the “Board”) as requested by the Company’s management or the Board from time to time. 3. Compensation. 1) The Company agrees to pay Consultant within thirty (30) days upon presentation of a valid invoice. 2) The Company agrees to reimburse Consultant for all reasonable travel and out-of-pocket expenses incurred by Consultant in performing the Services pursuant to this Agreement, provided Consultant receives prior written consent from an authorized agent of the Company prior to incurring such expenses. Consultant agrees to submit statements for expenses and such statements shall be approved by the contact person listed above. 3) For the avoidance of doubt, (i) Consultant’s provision of the Services under this Agreement shall constitute service to the Company for purposes of the restricted stock units granted to Consultant on May 25, 2023 and December 16, 2022 and (ii) Consultant shall not be eligible to participate in the Company’s Compensation Program for Non-Executive Directors.

Exhibit 21.1 List of 100% Owned Subsidiaries as of December 31, 2023 Name of Subsidiary Country of Incorporation Energy Vault, Inc. United States (Delaware) Calistoga Resiliency Center, LLC United States (Delaware) Cetus Energy LLC United States (Delaware) Cross Trails Energy Storage Project, LLC United States (Delaware) Snyder Housing LLC United States (Texas) Energy Vault SA Switzerland Energy Vault Pty Ltd Australia Energy Vault Solutions UK Limited United Kingdom Energy Vault Nantong Co., Ltd. China

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm Energy Vault Holdings, Inc. Westlake Village, CA We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-262720 and 333-273089) and Form S-8 (No. 333-268744, 333-266450 and 333-266402) of Energy Vault Holdings, Inc. (the Company) of our report dated March 12, 2024, relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K. /s/ BDO USA, P.C. BDO USA, P.C. Melville, New York March 12, 2024

I, Robert Piconi, certify that: 1. I have reviewed this annual report on Form 10-K of Energy Vault Holdings, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: March 12, 2024 Signature: /s/ Robert Piconi Title: Co-Founder and Chief Executive Officer (Principal Executive Officer) Exhibit 31.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES OXLEY ACT of 2002

I, Jan Kees van Gaalen, certify that: 1. I have reviewed this annual report on Form 10-K of Energy Vault Holdings, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: March 12, 2024 Signature: /s/ Jan Kees van Gaalen Title: Chief Financial Officer (Principal Financial Officer) Exhibit 31.2 CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES OXLEY ACT of 2002

I, Robert Piconi, Chief Executive Officer of Energy Vault Holdings, Inc. (the “Company”), certify pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge: 1. This Annual Report on Form 10-K of the Company for the year ended December 31, 2023 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and 2. The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company, at the dates and for the periods presented in the financial statements included in this Report. Date: March 12, 2024 Signature: /s/ Robert Piconi Title: Co-Founder and Chief Executive Officer (Principal Executive Officer) Exhibit 32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jan Kees van Gaalen, Chief Financial Officer of Energy Vault Holdings, Inc. (the “Company”), certify pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge: 1. This Annual Report on Form 10-K of the Company for the year ended December 31, 2023 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and 2. The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company, at the dates and for the periods presented in the financial statements included in this Report. Date: March 12, 2024 Signature: /s/ Jan Kees van Gaalen Title: Chief Financial Officer (Principal Financial Officer) Exhibit 32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Exhibit 97 ENERGY VAULT HOLDINGS, INC. POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION Energy Vault Holdings, Inc. (the “Company”) has adopted this Policy for Recovery of Erroneously Awarded Compensation (the “Policy”), effective as of October 2, 2023 (the “Effective Date”). Capitalized terms used in this Policy but not otherwise defined herein are defined in Section 11. 1. Persons Subject to Policy This Policy shall apply to current and former Officers of the Company. Each Officer shall be required to sign an acknowledgment pursuant to which such Officer will agree to be bound by the terms of, and comply with, this Policy; however, any Officer’s failure to sign any such acknowledgment shall not negate the application of this Policy to the Officer. 2. Compensation Subject to Policy This Policy shall apply to Incentive-Based Compensation received on or after the Effective Date. For purposes of this Policy, the date on which Incentive-Based Compensation is “received” shall be determined under the Applicable Rules, which generally provide that Incentive-Based Compensation is “received” in the Company’s fiscal period during which the relevant Financial Reporting Measure is attained or satisfied, without regard to whether the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period. 3. Recovery of Compensation In the event that the Company is required to prepare a Restatement, the Company shall recover, reasonably promptly and in accordance with Section 4 below, the portion of any Incentive-Based Compensation that is Erroneously Awarded Compensation, unless the Committee has determined that recovery would be Impracticable. Recovery shall be required in accordance with the preceding sentence regardless of whether the applicable Officer engaged in misconduct or otherwise caused or contributed to the requirement for the Restatement and regardless of whether or when restated financial statements are filed by the Company. For clarity, the recovery of Erroneously Awarded Compensation under this Policy will not give rise to any person’s right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates. 1 |

4. Manner of Recovery; Limitation on Duplicative Recovery The Committee shall, in its sole discretion, determine the manner of recovery of any Erroneously Awarded Compensation, which may include, without limitation, reduction or cancellation by the Company or an affiliate of the Company of Incentive-Based Compensation or Erroneously Awarded Compensation, reimbursement or repayment by any person subject to this Policy of the Erroneously Awarded Compensation, and, to the extent permitted by law, an offset of the Erroneously Awarded Compensation against other compensation payable by the Company or an affiliate of the Company to such person. Notwithstanding the foregoing, unless otherwise prohibited by the Applicable Rules, to the extent this Policy provides for recovery of Erroneously Awarded Compensation already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or Other Recovery Arrangements, the amount of Erroneously Awarded Compensation already recovered by the Company from the recipient of such Erroneously Awarded Compensation may be credited to the amount of Erroneously Awarded Compensation required to be recovered pursuant to this Policy from such person. 5. Administration This Policy shall be administered, interpreted and construed by the Committee, which is authorized to make all determinations necessary, appropriate or advisable for such purpose. The Board of Directors of the Company (the “Board”) may re-vest in itself the authority to administer, interpret and construe this Policy in accordance with applicable law, and in such event references herein to the “Committee” shall be deemed to be references to the Board. Subject to any permitted review by the applicable national securities exchange or association pursuant to the Applicable Rules, all determinations and decisions made by the Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company and its affiliates, equityholders and employees. The Committee may delegate administrative duties with respect to this Policy to one or more directors or employees of the Company, as permitted under applicable law, including any Applicable Rules. 6. Interpretation This Policy will be interpreted and applied in a manner that is consistent with the requirements of the Applicable Rules, and to the extent this Policy is inconsistent with such Applicable Rules, it shall be deemed amended to the minimum extent necessary to ensure compliance therewith. 7. No Indemnification; No Liability The Company shall not indemnify or insure any person against the loss of any Erroneously Awarded Compensation pursuant to this Policy, nor shall the Company directly or indirectly pay or reimburse any person for any premiums for third-party insurance policies that such person may elect to purchase to fund such person’s potential obligations under this Policy. None of the Company, an affiliate of the Company or any member of the Committee or the Board shall have any liability to any person as a result of actions taken under this Policy. 2 |

8. Application; Enforceability Except as otherwise determined by the Committee or the Board, the adoption of this Policy does not limit, and is intended to apply in addition to, any other clawback, recoupment, forfeiture or similar policies or provisions of the Company or its affiliates, including any such policies or provisions of such effect contained in any employment agreement, bonus plan, incentive plan, equity-based plan or award agreement thereunder or similar plan, program or agreement of the Company or an affiliate or required under applicable law (the “Other Recovery Arrangements”). The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company or an affiliate of the Company or is otherwise required by applicable law and regulations. 9. Severability The provisions in this Policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law. 10. Amendment and Termination The Board or the Committee may amend, modify or terminate this Policy in whole or in part at any time and from time to time in its sole discretion. This Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association. 11. Definitions “Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, the listing rules of the national securities exchange or association on which the Company’s securities are listed, and any applicable rules, standards or other guidance adopted by the Securities and Exchange Commission or any national securities exchange or association on which the Company’s securities are listed. “Committee” means the Compensation Committee of the Board, provided that, for purposes of determining whether recovery of Incentive-Based Compensation that is Erroneously Awarded Compensation would be Impracticable, “Committee” shall mean the committee of the Board responsible for executive compensation decisions comprised solely of independent directors (as determined under the Applicable Rules), or in the absence of such a committee, a majority of the independent directors serving on the Board. “Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a current or former Officer that exceeds the amount of Incentive- Based Compensation that would have been received by such current or former Officer based on a restated Financial Reporting Measure, as determined on a pre-tax basis in accordance with the Applicable Rules. 3 |

“Exchange Act” means the Securities Exchange Act of 1934, as amended. “Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including GAAP, IFRS and non-GAAP/IFRS financial measures, as well as stock or share price and total equityholder return. “GAAP” means United States generally accepted accounting principles. “IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board. “Impracticable” means (a) the direct expenses paid to third parties to assist in enforcing recovery would exceed the Erroneously Awarded Compensation; provided that the Company has (i) made reasonable attempts to recover the Erroneously Awarded Compensation, (ii) documented such attempt(s), and (iii) provided such documentation to the relevant listing exchange or association, (b) to the extent permitted by the Applicable Rules, the recovery would violate the Company’s home country laws pursuant to an opinion of home country counsel; provided that the Company has (i) obtained an opinion of home country counsel, acceptable to the relevant listing exchange or association, that recovery would result in such violation, and (ii) provided such opinion to the relevant listing exchange or association, or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder. “Incentive-Based Compensation” means, with respect to a Restatement, any compensation that is granted, earned, or vested based wholly or in part upon the attainment of one or more Financial Reporting Measures and received by a person: (a) after such person began service as an Officer; (b) who served as an Officer at any time during the performance period for that compensation; (c) while the Company has a class of its securities listed on a national securities exchange or association; and (d) during the applicable Three-Year Period. “Officer” means each person who serves as an executive officer of the Company, as defined in Rule 10D-1(d) under the Exchange Act. “Restatement” means an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. “Three-Year Period” means, with respect to a Restatement, the three completed fiscal years immediately preceding the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such Restatement, or, if earlier, the date on which a court, regulator or other legally authorized body directs the Company to prepare such Restatement. The “Three-Year Period” also includes any transition 4 |

period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year. 5 |

ACKNOWLEDGMENT AND CONSENT TO POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION The undersigned has received a copy of the Policy for Recovery of Erroneously Awarded Compensation (the “Policy”) adopted by Energy Vault Holdings, Inc. (the “Company”). For good and valuable consideration, the receipt of which is acknowledged, the undersigned agrees to the terms of the Policy and agrees that compensation received by the undersigned may be subject to reduction, cancellation, forfeiture and/or recoupment to the extent necessary to comply with the Policy, notwithstanding any other agreement to the contrary. To the extent any recovery right under the Policy and any Other Recovery Arrangements (as defined in the Policy) applicable to the undersigned conflicts with any other contractual rights the undersigned may have with the Company or any affiliate, the undersigned understands that the terms of the Policy and the Other Recovery Arrangements shall supersede any such contractual rights. The undersigned further acknowledges and agrees that the undersigned is not entitled to indemnification in connection with any enforcement of the Policy and expressly waives any rights to such indemnification under the Company’s organizational documents or otherwise. ___________________ Date ________________________________________ Signature ________________________________________ Name ________________________________________ Title |

Forward-Looking Statements This report includes forward-looking statements that reflect Energy Vault Holdings, Inc.’s current views with respect to, among other things, Energy Vault Holdings, Inc.’s operations and financial performance. Forward- looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “project,” “forecast,” “estimates,” “targets,” “projections,” “should,” “could,” “would,” “may,” “might,” “will” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans, and assumptions, which we have made in light of our experience in our industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances at the time. These forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and projections about future events. These forward-looking statements involve significant risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including changes in our strategy, expansion plans, customer opportunities, future operations, future financial position, estimated revenues and losses, projected costs, prospects and plans; the uncertainly of our awards, bookings and backlogs equating to future revenue; the lack of assurance that non-binding letters of intent and other indication of interest can result in binding orders or sales; the possibility of our products to be or alleged to be defective or experience other failures; the implementation, market acceptance and success of our business model and growth strategy; our ability to develop and maintain our brand and reputation; developments and projections relating to our business, our competitors, and industry; the ability of our suppliers to deliver necessary components or raw materials for construction of our energy storage systems in a timely manner; the impact of health epidemics, on our business and the actions we may take in response thereto; our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others; expectations regarding the time during which we will be an emerging growth company under the JOBS Act; our future capital requirements and sources and uses of cash; the international nature of our operations and the impact of war or other hostilities on our business and global markets; our ability to obtain funding for our operations and future growth; our business, expansion plans and opportunities and other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 13, 2024, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Any forward-looking statement made by us in this report speaks only as of the date of this report and is expressly qualified in its entirety by the cautionary statements included in this report. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable laws. You should not place undue reliance on our forward- looking statements.

www.energyvault.com Directors and Executive Officers of Energy Vault Holdings, Inc. Robert Piconi Co-founder and Chief Executive Officer of Energy Vault, Inc. Stephanie Unwin Chief Executive Officer of Horizon Power Robert Piconi Chief Executive Officer and Director Marco Terruzzin Chief Product Officer Jan Kees van Gaalen Chief Financial Officer Goncagul İçören Chief People Officer Josh McMorrow Chief Legal Officer Laurence Alexander Chief Marketing Officer Akshay Ladwa Chief Engineering Officer Christopher K. Wiese Chief Operating Officer Larry M. Paulson Managing member of Novus Capital Associates, LLC Thomas Ertel Senior Vice President and Chief Accounting Officer of Strada Education Network Theresa Fariello Senior Vice President of Government Affairs & Global Public Policy for United Airlines Mary Beth Mandanas Chief Executive Officer at Onyx Renewable Partners L.P. Bill Gross Chairman of Idealab Directors Executive Officers

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